CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(2)
Class A Common Shares, par value $0.01 per share, and associated preferred share purchase rights(3)	4,025,000(4)	$22.00	$88,550,000.00	$11,405.24

(1)	The securities registered herein are offered pursuant to an automatic shelf registration statement on Form F-3 (Registration No. 333-190718) filed by Seaspan Corporation on August 19, 2013.

(2)	This filing fee is calculated in accordance with Rule 457(r) and is made in accordance with Rule 456(b) under the Securities Act of 1933, as amended.

(3)

The preferred share purchase rights are presently attached to and transferable only with the common shares of the registrant. Prior to the occurrence of specified events, the preferred share purchase rights will not be exercisable or evidenced separately from the common stock. The value, if any, attributable to the preferred share purchase rights, if any, is reflected in the value attributable to the common stock.

(4)	Includes an additional 525,000 Class A common shares that the underwriters have an option to purchase.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-190718

PROSPECTUS SUPPLEMENT

(To Prospectus dated August 19, 2013)

3,500,000 Shares

Seaspan Corporation

Class A Common Shares

$22.00 per share

We are offering 3,500,000 of our Class A common shares.

We have granted the underwriters an option to purchase up to 525,000 additional Class A common shares.

Our Class A common shares are listed on The New York Stock Exchange under the symbol “SSW.” The last reported sale price of our Class A common shares on The New York Stock Exchange on November 19, 2013 was $23.43 per share.

Investing in our Class A common shares involves risks. Please read “Risk Factors” beginning on page S-10 of this prospectus supplement and page 4 of the accompanying base prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying base prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$22.00	$77,000,000
Underwriting Discount	$0.88	$3,080,000
Proceeds to Us (Before Expenses)	$21.12	$73,920,000

The underwriters expect to deliver the Class A common shares to purchasers on or about November 25, 2013 through the book-entry facilities of The Depository Trust Company.

Joint Book-Running Managers

Citigroup	BofA Merrill Lynch

Credit Suisse	Deutsche Bank Securities	J.P. Morgan	Jefferies

Co-Manager

Clarkson Capital Markets

November 20, 2013

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying base prospectus, which gives more general information, some of which may not apply to this offering. Generally, when we refer to the “prospectus,” we are referring to both parts combined. If information in the prospectus supplement conflicts with information in the accompanying base prospectus, you should rely on the information in this prospectus supplement.

Any statement made in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document that is also incorporated by reference into this prospectus modifies or supersedes that statement. Any statements so modified or superseded will be deemed not to constitute a part of this prospectus except as so modified or superseded.

You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of our Class A common shares in any state or jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus or the information that is incorporated by reference herein is accurate as of any date other than its respective date.

Unless we otherwise specify, when used in this prospectus supplement, the terms “Seaspan,” the “Company,” “we,” “our” and “us” refer to Seaspan Corporation and its subsidiaries, except that when such terms are used in this prospectus supplement in reference to the Class A common shares, they refer specifically to Seaspan Corporation. References to our Manager are to Seaspan Management Services Limited and its wholly owned subsidiaries, which provide us with all of our technical, administrative and strategic services, and which we acquired in January 2012.

References to shipbuilders are as follows:

SHIPBUILDER	REFERENCE
CSBC Corporation, Taiwan	CSBC
Hyundai Heavy Industries Co., Ltd.	HHI
Jiangsu New Yangzi Shipbuilding Co., Ltd.	New Jiangsu
Jiangsu Yangzi Xinfu Shipbuilding Co., Ltd.	Jiangsu Xinfu

References to customers are as follows:

CUSTOMER	REFERENCE
China Shipping Container Lines (Asia) Co., Ltd.(1)	CSCL Asia
Compañia Sud Americana De Vapores S.A.	CSAV
COSCO Container Lines Co., Ltd.(2)	COSCON
Hanjin Shipping Co., Ltd.	Hanjin
Hapag-Lloyd AG	Hapag-Lloyd
Hapag-Lloyd USA, LLC	HL USA
Kawasaki Kisen Kaisha Ltd.	K-Line
Mediterranean Shipping Company S.A.	MSC
Mitsui O.S.K. Lines, Ltd.	MOL
Yang Ming Marine Transport Corp.	Yang Ming Marine
Yang Ming (UK) Ltd	Yang Ming

(1)	A subsidiary of China Shipping Container Lines Co., Ltd., or CSCL
(2)	A subsidiary of China COSCO Holdings Company Limited

S-i

Prospectus Supplement

Base Prospectus

S-ii

SUMMARY

This summary highlights important information contained elsewhere in this prospectus supplement and the accompanying base prospectus. You should carefully read this prospectus supplement, the accompanying base prospectus and the documents incorporated by reference to understand fully our business and the terms of our Class A common shares, as well as tax and other considerations that are important to you in making your investment decision. You should consider carefully the “Risk Factors” section beginning on page S-10 of this prospectus supplement and on page 4 of the accompanying base prospectus to determine whether an investment in our Class A common shares is appropriate for you. Unless otherwise indicated, all references in this prospectus supplement to “dollars” and “$” are to, and amounts are presented in, U.S. Dollars, and financial information presented in this prospectus supplement is prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. On September 28, 2013, we ordered five 10000 TEU vessels which will be built by shipbuilders New Jiangsu and Jiangsu Xinfu (or, the September 2013 ROFR Vessels) which are scheduled for delivery in 2015 and remain subject to allocation under our right of first refusal agreement with Greater China Intermodal Investments LLC, or GCI, which is our investment partnership established with an affiliate of global asset manager The Carlyle Group, or Carlyle, and others. For purposes of this prospectus supplement and unless otherwise set forth herein, we have assumed that, following allocation under the right of first refusal, we will own three of the vessels and GCI will own the remaining two vessels. The ultimate allocation of the vessels between us and GCI may differ from our assumption.

Our Company

We are a leading independent charter owner and manager of containerships, which we charter primarily pursuant to long-term, fixed-rate time charters with major container liner companies. We operate a fleet of 71 containerships (including eight vessels under long-term leases), and we have entered into contracts for the purchase of an additional 16 newbuilding containerships, which have scheduled delivery dates through May 2016. Of our 16 newbuilding containerships, 13 will commence operation under long-term, fixed-rate charters upon delivery. We expect to enter into long-term charter contracts for the remaining newbuilding containerships in the near future. The average age of the 71 vessels in our operating fleet is approximately seven years.

Customers for our current operating fleet are COSCON, CSAV, CSCL Asia, HL USA, Hapag-Lloyd, K-Line, MSC, MOL, and Yang Ming. The customers for the 13 newbuilding containerships that are subject to charter contracts are Hanjin, MOL and Yang Ming Marine. Our primary objective is to continue to grow our business through accretive vessel acquisitions as market conditions allow.

We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. The charters on the 71 vessels in our operating fleet have an average remaining term of approximately six years, excluding the effect of charterers’ options to extend certain time charters.

In January 2012, we acquired our Manager, which provides us with all of our technical, administrative and strategic services. Our Manager also manages a limited number of vessels for third and related parties.

New Vessel Contracts

Our primary objective is to continue to grow our business through accretive vessel acquisitions focused on increasing cash flow as market conditions allow.

We have contracted to purchase 16 newbuilding containerships, which have scheduled delivery dates through May 2016. These vessels consist of the following, excluding the September 2013 ROFR Vessels:

Vessel	Vessel Class (TEU)	Length of Time Charter(1)	Charterer	Scheduled Delivery Date	Shipbuilder
Hull No. 983	10000	10 years + one 2-year option	Hanjin	2014	New Jiangsu
Hull No. 985	10000	10 years + one 2-year option	Hanjin	2014	Jiangsu Xinfu
Hull No. 993	10000	10 years + one 2-year option	Hanjin	2014	New Jiangsu
Hull No. 1006	10000	8 years + one 2-year option	MOL	2014	New Jiangsu and Jiangsu Xinfu
Hull No. 1008	10000	8 years + one 2-year option	MOL	2014	New Jiangsu and Jiangsu Xinfu
Hull No. 2638	14000	10 years + one 2-year option	Yang Ming Marine	2015	HHI
Hull No. 2640	14000	10 years + one 2-year option	Yang Ming Marine	2015	HHI
Hull No. 2642	14000	10 years + one 2-year option	Yang Ming Marine	2015	HHI
Hull No. 2643	14000	10 years + one 2-year option	Yang Ming Marine	2015	HHI
Hull No. 2645	14000	10 years + one 2-year option	Yang Ming Marine	2015	HHI
Hull No. 2647	14000	10 years + one 2-year option	Yang Ming Marine	2015	HHI
Hull No. 1037	14000	Minimum 6 years to maximum of 10 years + one 2-year option	Yang Ming Marine	2016	CSBC
Hull No. 1039	14000	Minimum 6 years to maximum of 10 years + one 2-year option	Yang Ming Marine	2016	CSBC

(1)	Each charter is scheduled to begin upon delivery of the vessel to the charterer

The following chart indicates the estimated number of owned, leased and managed vessels in our fleet based on scheduled delivery dates as of September 30, 2013, including the September 2013 ROFR Vessels.

	Scheduled for the year ended December 31,
	2013	2014	2015	2016
Owned and leased vessels, beginning of year	69	71	76	85
Deliveries	2	5	9	2

Total, end of year	71	76	85	87
Managed vessels, beginning of year	—	2	6	14
Deliveries	2	4	8	3

Total, end of year	2	6	14	17
Total Fleet	73	82	99	104
Approximate Total Capacity (TEU)	423,500	513,500	723,500	793,500

Market Opportunity

We believe that there is an opportunity for shipowners with access to capital to acquire vessels at attractive prices and employ them in a manner that will generate attractive returns on capital and is accretive to cash flow. Due to the financial constraints of shipowners and lower rates of growth in global trade, orders for newbuilding containerships, as a percentage of the global fleet, have declined since peaking in 2008. The current orderbook represents approximately 21.6% of global fleet capacity and is heavily weighted towards larger post-panamax vessels greater than 8000 TEU. We believe demand for large fuel-efficient ships will remain strong as container liner companies seek to reduce costs and achieve operating efficiencies, creating opportunities for shipowners with the necessary operational and financial capabilities.

We intend to continue to expand our fleet primarily through entering into newbuilding contracts with shipyards, but believe that there will also be select opportunities to acquire existing or newbuilding vessels from other shipowners, shipbuilders due to defaulting purchasers under construction contracts, or banks and other lessors that may acquire vessels upon borrower or lessee defaults. We believe we are well positioned to take advantage of current market opportunities. We believe that we will be able to fund the remaining payments for the containerships that we have contracted to purchase through the availability under our credit facilities, including future credit facilities, other financings, current cash balances and operating cash flow.

We may seek to undertake additional acquisitions of high-quality newbuilding or secondhand vessels through asset or business acquisitions, and we regularly consider potential opportunities. In evaluating these opportunities, we consider, among other things, the size of the vessels and the tenor of the related time charters relative to those in our existing fleet. We anticipate that we would fund the purchase price for any secondhand vessels we may acquire primarily through the assumption of debt, with the balance funded through borrowings under our existing credit facilities, cash, other financings or a combination thereof. There is no assurance that we will be able to acquire any of the containerships opportunities we are evaluating.

Our Competitive Strengths

We believe that we possess a number of competitive strengths that will allow us to capitalize on the opportunities in the containership industry, including the following:

•

Scale, Diversity and High Quality of Our Fleet.    We are one of the largest independent charter owners and managers of containerships and believe that the size of our fleet appeals to our customers and provides us cost savings through volume purchases and leverage in negotiating newbuilding contracts and accessing shipyard berths. Our operating fleet of 71 containerships has an average age of approximately seven years, which is significantly below the industry average of approximately 10 years. Our newbuilding containerships also will be subject to our high standards for design, construction quality and maintenance. The vessels in our current operating fleet range in size from 2500 TEU to 13100 TEU, and our 13100 TEU containerships are among the largest containerships in operation. All of our newbuilding containerships under construction are 10000 TEU and 14000 TEU containerships. We believe that our operational cost savings and leverage with shipyards is further enhanced by our investment in GCI.

•

Strong, Long-Term Relationships with High-Quality Customers, Including Leading Asian Container Liner Companies.    We have developed strong relationships with our customers, which include leading container liner companies. We believe we are the largest charterer of containerships to China, and we anticipate that Asian demand for containerships will continue to rebound and grow following the recent worldwide economic downturn. We attribute the strength of our customer relationships in part to our consistent operational quality, customer oriented service and historical average utilization of approximately 99% since our initial public offering, or IPO, in 2005.

•

Enhanced Stability of Cash Flows Through Long-Term, Fixed-Rate Time Charters.    Our vessels are primarily subject to long-term, fixed-rate time charters, which have an average remaining term of approximately six years. As a result, substantially all of our revenue is protected from the volatility of spot rates and short-term charters. To further promote cash flow stability, we have primarily placed newbuilding orders and purchased secondhand vessels when we have concurrently entered into long-term time charters with our customers. As at November 1, 2013, excluding any extensions of our time charters, we had an aggregate of approximately $6.2 billion of contracted future minimum revenue under existing fixed-rate time charters and interest income from sales-type capital leases. Our commercial arrangements allow Yang Ming Marine to reduce the number of newbuilding containerships to be delivered to us and chartered to Yang Ming Marine by up to three vessels. These commercial arrangements expire in August 2014. The contracted time charter revenue attributable to these three vessels is approximately $0.5 billion.

•

Proven Ability to Source Capital for Growth.    Since our IPO in 2005, we have successfully accessed capital to grow our fleet. Including our IPO, we have raised approximately $2.3 billion in public and private issuances of equity securities. In addition, we have secured credit and lease facilities with aggregate outstanding borrowings and commitments of $4.7 billion as of September 30, 2013. We also accessed capital during the recent worldwide economic downturn, including raising preferred share equity and entering into sale-leaseback financings. As of September 30, 2013 and assuming three of the five September 2013 ROFR Vessels are allocated to us pursuant to our right of first refusal with GCI, we had total remaining capital expenditures of approximately $1.4 billion relating to 16 newbuilding containerships. We expect to fund our remaining capital expenditures for these newbuilding vessels with our cash, approximately $446.0 million of availability under credit facilities associated with the newbuilding vessels as at September 30, 2013, and approximately $750.0 million of new debt financing that we expect to arrange in advance of vessel deliveries. We intend to continue to access existing capital, and to seek new sources of capital, to cost-effectively maintain and grow our fleet over the long term.

•

Significant Delivered Fleet Growth.    We have significantly grown our fleet since our IPO in August 2005. At that time, we had an operating fleet of 10 vessels with another 13 vessels on order, aggregating 116,950 TEU. We now have 71 vessels in operation and 16 newbuilding containerships on order, aggregating 606,300 TEU, an increase since our IPO of 418% in TEU capacity. The aggregate capacity of these 16 newbuilding vessels that we have contracted to purchase, with scheduled delivery dates through May 2016, represents approximately 46% of the aggregate capacity of our vessels currently in operation. We believe that our longstanding relationships with key constituents in the containership industry, including container liner companies, shipbuilders and shipping banks, as well as our investment in GCI, will enable us to continue sourcing newbuilding and secondhand vessel acquisition opportunities at terms attractive to us.

•

Experienced Management.    Our chief executive officer, chief operating officer and chief financial officer have over 60 years of combined professional experience in the shipping industry, and they have experience managing shipping companies through several economic cycles. The members of our management team have prior experience with many companies in the international ship management industry, such as China Merchants Group, Neptune Orient Lines, APL Limited, Safmarine Container Lines and Columbia Ship Management, and provide expertise across commercial, technical, financial and other functional management areas of our business. The acquisition of our Manager in January 2012 provides us direct control over these functions.

Our Business Strategies

We seek to continue to expand our business and increase our cash flow by employing the following business strategies:

•

Pursuing Long-Term, Fixed-Rate Charters.    We intend to continue to primarily employ our vessels under long-term, fixed-rate charters, which contribute to the stability of our cash flows. In addition, container liner companies typically employ long-term charters for strategic expansion into major trade routes, while using spot charters for shorter term discretionary needs. To the extent container liner companies expand their services into major trade routes, we believe we are well positioned to participate in their growth.

•

Expanding and Diversifying Our Customer Relationships.    Since our IPO, we have increased our customer base from two to 11 customers and have expanded our revenue from existing customers. We intend to continue to expand our existing customer relationships and to add new customers to the extent container liner companies increase their use of chartered-in vessels to add capacity in their existing trade routes and establish new trade routes. We believe that we will benefit from the expected growth of worldwide container shipping demand, especially in certain markets that we believe have high growth potential, such as Asia, where we have strong customer relationships. We also believe that our experience in working with container liner companies to provide ship design, construction supervision and chartering services will improve our ability to secure new customers.

•

Actively Acquiring Newbuilding and Secondhand Vessels.    We have increased, and intend to further increase, the size of our fleet through selective acquisitions of new and secondhand containerships that we believe will be accretive to our cash flow. We believe that entering into newbuilding contracts will continue our long-term fleet growth and provide modern vessels to our customers. In addition, we intend to continue to selectively consider any nearer-term growth opportunities to acquire high-quality secondhand vessels, primarily either with existing long-term charters or where we can enter into long-term charters concurrently with the acquisitions. We also intend to consider appropriate (a) partnering opportunities that would allow us to seek to capitalize on opportunities in the newbuilding and secondhand markets with more modest investments, and (b) business acquisitions, as well as the potential sale of any older vessels in our fleet as part of fleet renewal.

•

Maintaining Efficient Capital Structure.    We intend to pursue a financial strategy that aims to preserve our financial flexibility and achieve a low cost of capital so that we may take advantage of acquisition and expansion opportunities in the future while also meeting our existing obligations.

An investment in our Class A common shares involves risks. Our growth depends on our ability to make accretive vessel acquisitions, expand existing and develop new relationships with charterers and obtain new charters. Substantial competition may hamper our business strategy. Our growth also depends upon continued growth in demand for containerships. A reduction in demand for containerships, increased competition or an inability to make accretive vessel acquisitions may lead to reductions and volatility in charter hire rates and profitability. In addition, we may be unable to realize expected benefits from acquisitions, and implementing our growth strategy through acquisitions may harm our business, financial condition and operating results. Before investing in our Class A common shares, you should consider carefully the factors set forth in the section of this prospectus entitled “Risk Factors” beginning on page S-10 of this prospectus supplement and on page 4 of the accompanying base prospectus.

Recent Developments

Proposed Refinancing of $1.0 Billion Credit Facility

We have an outstanding balance of approximately $1.0 billion under a credit facility that matures in May 2015, or the Facility. We have proposed to the existing lenders for the Facility that, effective during the first quarter of 2014, the maturity date for the Facility be extended from May 2015 to May 2019, the outstanding amount of the Facility be reduced to approximately $435 million and the interest rate be increased.

To fund the proposed reduction in the outstanding amount of the Facility, we would (a) draw $340 million under an existing facility with an Asian bank and pledge as collateral for this facility certain vessels currently securing the Facility and (b) pay the remaining amount of approximately $255 million using existing liquidity.

We are in the documentation stage of this proposed transaction and expect to conclude it in the near future. However, there is no assurance the existing lenders for the Facility will approve our proposal or that the final terms of any refinancing will be on the terms described above, if at all.

Dividends

On October 30, 2013, our board of directors declared a dividend in respect of our quarter ended September 30, 2013 of $0.3125 per Class A common share. The dividend will be paid on November 27, 2013 to the holders of record of our Class A common shares on November 18, 2013 (or, the Record Date). Because the closing of this offering will occur after the Record Date, you will not receive this dividend on any Class A common shares you purchase in this offering.

Carlyle Shipping-Focused Investment Vehicle

In March 2011, we invested in GCI, which intends to invest up to $900 million equity capital in containership assets, primarily newbuilding vessels strategic to the People’s Republic of China, Taiwan, Hong Kong and Macau, or Greater China. We believe that the combination of our expertise and relationships in the containership market and Carlyle’s financial resources, global business network and access to capital enhance our ability to take advantage of growth opportunities in the containership market.

Although pricing has recently been increasing, we believe there exists significant excess capacity in Asian shipyards, and that, as a result of this excess capacity, shipyards are willing to provide pricing and design concessions for large newbuilding construction orders in the near term. The size of these orders likely exceeds the size of orders we would be able or willing to make on our own. As a result, we view our participation in GCI as a means of diversifying our capital sources and cost-effectively expanding our fleet. We believe that the combined scale of our business with GCI allows us to realize volume discounts for newbuilding orders, negotiate design improvements from shipyards and obtain more attractive vessel financing than we would otherwise be able to achieve on our own, thereby creating a competitive advantage for us. In addition, we believe we will benefit from additional operational economies of scale as we manage GCI’s existing and, once delivered, newbuilding vessels.

We believe that all of GCI’s containership investment opportunities identified by Gerry Wang, our chief executive officer and the chairman of the board of managers of GCI, will be subject to our right of first refusal agreement with GCI. We may exercise this right until March 31, 2015, unless it is terminated earlier as the result of certain triggering events, including if we exercise this right for more than 50% of the aggregate vessels subject to the right prior to specified dates. In addition, we have rights of first offer relating to certain containerships that GCI may propose to sell or dispose of.

GCI will invest up to $900 million equity capital in containership assets, of which we committed up to $100 million. We currently have an ownership interest in GCI of approximately 10% and, as of September 30, 2013, our investment in GCI totaled approximately $4.9 million. Since GCI’s formation, we have ordered 31 newbuilding vessels and four existing vessels, of which 15 have been allocated to us and 15 to GCI and the five September 2013 ROFR Vessels remain subject to allocation in relation to the right of first refusal agreement with GCI. For additional information about GCI and the right of first refusal, please read “Certain Relationships and Related Party Transactions—Our Investment in Carlyle Containership-Focused Investment Vehicle.”

Corporate Information

We are a Marshall Islands corporation incorporated on May 3, 2005. We maintain our principal executive offices at Unit 2, 7th Floor, Bupa Centre, 141 Connaught Road West, Hong Kong, China. Our telephone number is (852) 2540-1686. We maintain a website at www.seaspancorp.com. The information on our website is not part of this prospectus, and you should rely only on the information contained in this prospectus and the documents we incorporate by reference herein when making a decision as to whether to invest in our Class A common shares. Our agent for service of process is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

THE OFFERING

Issuer	Seaspan Corporation

Class A common shares offered to the public by us	3,500,000 Class A common shares, plus up to an additional 525,000 Class A common shares if the underwriters exercise their option to purchase additional Class A common shares in full.

Class A common shares outstanding immediately after this offering	69,349,016 Class A common shares if the underwriters exercise their option to purchase additional Class A common shares in full.

Use of Proceeds	We intend to use the net proceeds of this offering of approximately $73.5 million (or approximately $84.6 million if the underwriters exercise their option to purchase additional Class A common shares in full) for general corporate purposes, which may include funding vessel acquisitions. Please read “Use of Proceeds.”

Risk Factors	An investment in our Class A common shares involves risks. You should consider carefully the factors set forth in the section of this prospectus entitled “Risk Factors” beginning on page S-10 of this prospectus supplement and on page 4 of the accompanying base prospectus to determine whether an investment in our Class A common shares is appropriate for you.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table presents, in each case for the periods and as at the dates indicated, our summary historical financial and operating data.

The summary historical consolidated financial and operating data has been prepared on the following basis:

•

The historical consolidated financial and operating data as at December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 is derived from our audited consolidated financial statements and the notes thereto, which are contained in our Annual Report on Form 20-F for the year ended December 31, 2012, filed with the Securities and Exchange Commission, or the SEC, on March 19, 2013, and incorporated by reference into this prospectus.

•

The historical consolidated financial data as at December 31, 2010 is derived from our audited consolidated financial statements and the notes thereto, which are contained in our Annual Report on Form 20-F for the year ended December 31, 2011, filed with the SEC on March 26, 2012.

•

The historical consolidated financial and operating data as at and for the nine months ended September 30, 2013 and 2012 is derived from our unaudited interim consolidated financial statements and the notes thereto, which are contained in our Reports on Form 6-K filed with the SEC on November 1, 2013 and November 9, 2012, and incorporated by reference into this prospectus.

The following table should be read together with, and is qualified in its entirety by reference to, our financial statements and the notes thereto incorporated by reference into this prospectus, as well as the notes to the table in the section of this prospectus entitled “Selected Historical Consolidated Financial and Operating Data.” Certain information has been reclassified to conform with the financial statement presentation adopted in 2012.

	YEAR ENDED DECEMBER 31,			NINE MONTHS ENDED SEPTEMBER 30,
	2010	2011	2012	2012	2013
Statements of operations data (in thousands of dollars):
Revenue	$407,211	$565,610	$660,794	$491,011	$505,102
Operating expenses:
Ship operating	108,098	135,696	138,655	101,715	111,607
Depreciation and amortization	101,026	140,354	165,541	122,742	128,929
General and administrative	9,612	16,818	24,617	18,139	27,437
Operating lease	—	—	3,145	2,035	3,290
(Gain) loss on vessels	—	16,237	(9,773)	(9,773)	—

Operating earnings	188,475	256,505	338,609	256,153	233,839
Other expenses (income):
Interest expense	28,801	50,849	71,996	54,663	45,873
Interest income	(60)	(854)	(1,190)	(928)	(1,246)
Undrawn credit facility fee	4,515	4,282	1,516	1,348	1,798
Amortization of deferred charges	1,933	3,421	8,574	5,643	7,230
Change in fair value of financial instruments(1)	241,033	281,027	135,998	132,607	(51,791)
Equity loss on investment	—	1,180	259	217	117
Other expenses	—	—	151	281	1,059

Net earnings (loss)	$(87,747)	$(83,400)	$121,305	$62,322	$230,799

	YEAR ENDED DECEMBER 31,			NINE MONTHS ENDED SEPTEMBER 30,
	2010	2011	2012	2012	2013
Earnings (loss) per share:
Class A common share, basic	$(1.70)	$(2.04)	$0.84	$0.18	$2.66
Class A common share, diluted	(1.70)	(2.04)	0.81	0.18	2.30
Statements of cash flows data (in thousands of dollars):
Cash flows provided by (used in):
Operating activities	$153,587	$239,864	$311,183	$223,968	$225,719
Financing activities	529,680	832,293	(181,364)	(216,176)	(131,342)
Investing activities(2)	(782,448)	(625,253)	(229,564)	(226,415)	(307,506)
Selected balance sheet data (at period end, in thousands of dollars):
Cash and cash equivalents(2)	$34,219	$481,123	$381,378	$262,500	$168,249
Current assets(2)	46,764	519,998	463,930	344,391	388,013
Vessels(3)	4,210,872	4,697,249	4,863,273	4,904,089	4,957,938
Total assets	4,377,228	5,447,716	5,650,853	5,570,579	5,683,842
Long-term debt	2,396,771	2,995,729	3,090,944	3,097,132	3,110,500
Share capital(4)	691	838	804	772	818
Total shareholders’ equity	989,736	1,183,425	1,218,567	1,098,194	1,400,886
Other data:
Number of vessels in operation at period end	55	65	69	69	71
TEU capacity at period end	265,300	352,700	405,100	405,100	414,300
Fleet utilization rate(5)	98.7%	99.3%	98.9%	99.1%	97.9%

(1)	All of our interest rate swap agreements and swaption agreements are marked to market and the changes in the fair value of these instruments are recorded in earnings.
(2)	The balance sheet and cash flow data for 2012 and for the nine months ended September 30, 2012 has been recast to separately present balances of and movement in restricted cash, included in other assets, from cash and cash equivalents. This reclassification, which is immaterial, had no impact on the consolidated statement of operations data.
(3)	Vessel amounts include the net book value of vessels in operation and deposits on vessels under construction.
(4)	For a description of our capital stock, please read “Description of Capital Stock.”
(5)	Fleet utilization is based on the number of operating days divided by the number of ownership days during the period.

RISK FACTORS

Any investment in our Class A common shares involves a high degree of risk. You should consider carefully the information contained in this prospectus supplement, the accompanying base prospectus and the documents incorporated by reference into this document before making an investment in our Class A common shares. If any of these risks were to occur, our business, financial condition or operating results could be harmed, which may lower the trading price of our Class A common shares. You may lose all or part of your investment. In addition, we are subject to the following risks and uncertainties:

Risks of Investing in Our Class A Common Shares

The Price Of Our Class A Common Shares May Be Volatile, And The Value Of An Investment In Our Class A Common Shares May Decline.

The trading price of our Class A common shares has been volatile. During the period from January 1, 2008 to November 19, 2013, the trading price of our Class A common shares has been as high as $31.40 and as low as $4.37 per share. Please read “Price Range of Class A Common Shares and Dividends.” The market price of our Class A common shares could continue to be subject to wide fluctuations in response to many of the risk factors discussed in this prospectus supplement and accompanying base prospectus and others beyond our control, including:

•	prevailing interest rates;

•	the market for similar securities;

•	general economic and financial market conditions;

•	our issuance of debt or preferred equity securities;

•	our financial condition, results of operations and prospects;

•	the rates we obtain from our charters or recharters and the ability of our customers to perform their obligations under their time charters;

•	the level of our operating costs;

•	the number of off-charter or unscheduled off-hire days for our fleet and the timing of, and number of days required for, dry-docking of our containerships;

•	delays in the delivery of new vessels and the beginning of payments under charters relating to those ships;

•	prevailing global and regional economic and political conditions;

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business;

•	changes in the basis of taxation of our activities in various jurisdictions;

•	our ability to service and refinance our current and future indebtedness;

•	our ability to raise additional debt and equity to satisfy our capital needs;

•	our ability to draw on our existing credit facilities and the ability of our lenders and lessors to perform their obligations under their agreements with us;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital-raising activities or commitments;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	issuance of new or updated research or reports by securities analysts;

•	sales of our Class A common shares by us or our shareholders; and

•	stock price and volume fluctuations attributable to inconsistent trading volume levels of our Class A common shares.

Furthermore, the stock markets in recent years have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of the equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of our Class A common shares. If the market price of our Class A common shares declines, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. Current or future securities litigation against us could result in substantial costs and divert management’s attention from other business concerns, which could harm our business, results of operations and financial condition.

Future Sales Of Our Class A Common Shares In The Public Market Could Cause Our Share Price To Decline.

We cannot predict the effect, if any, that market sales of shares or the availability of shares for sale will have on the prevailing trading price of our Class A common shares from time to time. Sales of a substantial number of shares of our Class A common shares could cause our share price to decline.

Our Management Team Will Have Broad Discretion Over The Use Of The Net Proceeds We Receive In This Offering, And Might Not Apply The Proceeds In Ways That Increase The Value Of Your Investment.

Our management team will have broad discretion in using the net proceeds we receive in this offering. We currently expect to use these proceeds primarily for general corporate purposes, which may include funding vessel acquisitions. We have not allocated these proceeds for any specific purposes. If we do not invest or apply these proceeds in ways that enhance shareholder value, we may fail to achieve expected financial results, which could cause our share price to decline.

The Amount Of Cash We Have Available For Dividends On Our Class A Common Shares Will Not Depend Solely On Our Profitability.

The actual amount of cash we will have available for dividends on our Class A common shares also depends on many factors, including, among others:

•	changes in our operating cash flow, capital expenditure requirements, working capital requirements and other cash needs;

•

restrictions under our existing or future credit and lease facilities or any future debt securities, including existing restrictions under our credit and lease facilities on our ability to declare or pay dividends if an event of default has occurred and is continuing or if the payment of the dividend would result in an event of default;

•	the amount of any reserves established by our board of directors; and

•

restrictions under Marshall Islands law, which generally prohibits the payment of dividends other than from surplus (i.e., retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend.

The amount of cash we generate from our operations may differ materially from our net income or loss for the period, which is affected by non-cash items, and our board of directors in its discretion may elect not to declare any dividends. As a result of these and the other factors mentioned above, we may pay dividends during periods when we record losses and may not pay dividends during periods when we record net income.

Risks Inherent in Our Business

Our Ability To Obtain Additional Debt Financing For Future Acquisitions Of Vessels May Depend Upon The Performance Of Our Then Existing Charters And The Creditworthiness Of Our Customers.

The actual or perceived credit quality of our customers, and any defaults by them, may materially affect our ability to obtain funds we may require to purchase vessels in the future or for general corporate purposes, or may significantly increase our costs of obtaining such funds. Our inability to obtain additional financing at attractive rates, if at all, could harm our business, results of operations and financial condition.

We Will Be Required To Make Substantial Capital Expenditures To Complete The Acquisition Of Our Newbuilding Containerships And Any Additional Vessels We Acquire In The Future, Which May Result In Increased Financial Leverage Or Dilution Of Our Equity Holders’ Interests.

We have contracted to purchase an additional 16 newbuilding containerships with scheduled delivery dates through May 2016. The total purchase price of the 16 containerships remaining to be paid is estimated to be approximately $1.4 billion. Our obligation to purchase the 16 containerships is not conditional upon our ability to obtain financing for such purchases. We intend to significantly expand the size of our fleet beyond our existing contracted vessel program. The acquisition of additional newbuilding or existing containerships or businesses will require significant additional capital expenditures.

To fund existing and future capital expenditures, we intend to use cash from operations, incur borrowings, raise capital through the sale of additional securities, enter into other sale-leaseback or financing arrangements, or use a combination of these methods. Incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant shareholder dilution. Our ability to obtain or access bank financing or to access the capital markets for future debt or equity financings may be limited by our financial condition at the time of any such financing or offering and covenants in our credit facilities, as well as by adverse market conditions. To the extent that we enter into newbuilding or other vessel acquisition contracts prior to entering into charters for such vessels, our ability to obtain new financing for such vessels may be limited and we may be required to fund all or a portion of the cost of such acquisitions with our existing capital resources. Our failure to obtain funds for our capital expenditures at attractive rates, if at all, could harm our business, results of operations and financial condition.

Over The Long Term, We Will Be Required To Make Substantial Capital Expenditures To Preserve The Operating Capacity Of Our Fleet.

We must make substantial capital expenditures over the long-term to preserve the operating capacity of our fleet. If we do not retain funds in our business in amounts necessary to preserve the operating capacity of our fleet, over the long-term our fleet and related charter revenues may diminish and we will not be able to continue to refinance our indebtedness. At some time in the future, as our fleet ages, we will likely need to retain additional funds, on an annual basis, to provide reasonable assurance of maintaining the operating capacity of our fleet over the long-term. There are several factors that will not be determinable for a number of years, but which our board of directors will consider in future decisions about the amount of funds to be retained in our business to preserve our capital base.

Restrictive Covenants In Our Credit And Lease Facilities And In Our Preferred Shares Impose Financial And Other Restrictions On Us, Which May Limit, Among Other Things, Our Ability To Borrow Funds Under Such Facilities.

To borrow funds under our credit facilities, we must, among other things, meet specified financial covenants. For example, we are prohibited under certain of our existing credit facilities from incurring total borrowings in an amount greater than 65% of our total assets. Total borrowings and total assets are terms defined in our credit facilities and differ from those used in preparing our consolidated financial statements, which are prepared in accordance with U.S. GAAP. To the extent we are not able to satisfy the requirements in our credit facilities, we may not be able to borrow additional funds under the facilities, and if we are not in compliance with specified financial ratios or other requirements, we may be in breach of the facilities, which could require us to repay outstanding amounts. We may also be required to prepay amounts borrowed under our credit facilities if we, or in certain circumstances, our customers, experience a change of control.

Our credit and lease facilities impose operating and financial restrictions on us and require us to comply with certain financial covenants. These restrictions and covenants limit our ability to, among other things:

•	pay dividends if an event of default has occurred and is continuing under one of our credit facilities or if the payment of the dividend would result in an event of default;

•	incur additional indebtedness under the credit facilities or otherwise, including through the issuance of guarantees;

•	create liens on our assets;

•	sell our vessels without replacing such vessels or prepaying a portion of our loan; or

•	merge or consolidate with, or transfer all or substantially all our assets to, another person.

Accordingly, we may need to seek consent from our lenders or lessors in order to engage in some corporate actions. The interests of our lenders or lessors may be different from ours, and we may be unable to obtain our lenders’ or lessors’ consent when and if needed. In addition, we are subject to covenants for our preferred shares. Please read “Description of Capital Stock.” If we do not comply with the restrictions and covenants in our credit or lease facilities or in our preferred shares, our business, results of operations and financial condition will be harmed.

We May Not Be Able To Timely Repay Or Be Able To Refinance Indebtedness Incurred Under Our Credit and Lease Facilities.

We intend to finance a substantial portion of our fleet expansion with secured indebtedness drawn under our existing and future credit and lease facilities. We have significant repayment obligations under our credit and lease facilities, both prior to and at maturity. The earliest maturity date of our credit facilities is 2015 and we intend to refinance amounts drawn under our existing or future credit facilities with cash from operations, replacement facilities, proceeds of future debt or equity offerings, or a combination thereof. Please read “Summary—Recent Developments—Proposed Refinancing of $1.0 Billion Credit Facility.” If we are not able to refinance outstanding indebtedness at an interest rate or on terms acceptable to us, or at all, we will have to dedicate a significant portion of our cash flow from operations to repay such indebtedness, which may require us to delay certain business activities or capital expenditures. If we are not able to satisfy these obligations (whether or not refinanced) under our credit or lease facilities with cash flow from operations, we may have to seek to restructure our indebtedness, undertake alternative financing plans (such as additional debt or equity capital) or sell assets, which may not be available on terms attractive to us or at all. If we are unable to meet our debt obligations, or if we otherwise default under our credit facilities, our lenders could declare all outstanding indebtedness to be immediately due and payable and foreclose on the vessels securing such indebtedness. The market value of our vessels, which fluctuates with market conditions, will also affect our ability to obtain financing or refinancing as our vessels serve as collateral for loans. Lower vessel values at the time of any financing or refinancing may reduce the amounts of funds we may borrow.

Our Substantial Debt Levels And Vessel Lease Obligations May Limit Our Flexibility In Obtaining Additional Financing And In Pursuing Other Business Opportunities.

As of September 30, 2013, we had approximately $3.1 billion outstanding under our credit facilities and capital lease obligations of approximately $621.7 million, including approximately $1.0 billion under the Facility. Please read “Summary—Recent Developments—Proposed Refinancing of $1.0 Billion Credit Facility.” These amounts outstanding under our credit facilities and our lease obligations will further increase following the completion of our acquisition of the 16 newbuilding containerships that we have contracted to purchase. For the 16 newbuilding containerships that we have contracted to purchase, we have entered into additional credit facilities for six of the vessels and plan to enter into additional credit facilities or lease obligations to finance the remaining 10 vessels. Our level of debt and vessel lease obligations could have important consequences to us, including the following:

•

our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•

we may need to use a substantial portion of our cash from operations to make principal and interest payments on our debt or make our lease payments, reducing the funds that would otherwise be available for operations and future business opportunities;

•	our debt level could make us more vulnerable to competitive pressures or a downturn in our business or the economy generally than our competitors with less debt; and

•	our debt level may limit our flexibility in responding to changing business and economic conditions.

Our ability to service our debt and vessel lease obligations will depend upon, among other things, our financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our results of operations are not sufficient to service our current or future indebtedness and vessel lease obligations, we will be forced to take actions such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

Future Disruptions In Global Financial Markets And Economic Conditions Or Changes In Lending Practices May Harm Our Ability To Obtain Financing On Acceptable Terms, Which Could Hinder Or Prevent Us From Meeting Our Capital Needs.

Global financial markets and economic conditions were disrupted and volatile following the events of 2007 and 2008. During this time, the debt and equity capital markets became exceedingly distressed, and it was difficult generally to obtain financing and the cost of any available financing increased significantly. While markets have stabilized since this time, if global financial markets and economic conditions significantly deteriorate in the future, we may be unable to obtain adequate funding under our credit facilities because our lenders may be unwilling or unable to meet their funding obligations or we may not be able to obtain funds at the interest rate agreed in our credit facilities due to market disruption events or increased costs. Such deterioration may also cause lenders to be unwilling to provide us with new financing to the extent needed to fund our ongoing operations and growth. In addition, in recent years, the number of lenders for shipping companies has decreased and ship-funding lenders have generally lowered their loan-to-value ratios and shortened loan terms and accelerated repayment schedules. These factors may hinder our ability to access financing.

If financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to implement our growth strategy, complete acquisitions or otherwise take advantage of business opportunities or respond to competitive pressures, any of which could harm our business, results of operations and financial condition.

The Business And Activity Levels Of Many Of Our Customers, Shipbuilders And Third Parties With Which We Do Business And Their Respective Abilities To Fulfill Their Obligations Under Agreements With Us, Including Payments For The Charter Of Our Vessels, May Be Hindered By Any Deterioration In The Credit Markets.

Our current vessels are, and we anticipate that those that we acquire in the future will be, primarily chartered to customers under long-term time charters. Payments to us under those charters currently, and are expected to continue to, account for nearly all of our revenue. Many of our customers finance their activities through cash flow from operations, the incurrence of debt or the issuance of equity. During the recent financial and economic crises, there occurred a significant decline in the credit markets and the availability of credit and other forms of financing. Additionally, the equity value of many of our customers substantially declined during that period. The combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the limited or lack of availability of debt or equity financing potentially reduced the ability of our customers to make charter payments to us. Any recurrence of the significant financial and economic disruption of the last few years could result in similar effects on our customers or other third parties with which we do business, which in turn could harm our business, results of operations and financial condition.

Similarly, the shipbuilders with whom we have contracted to construct newbuilding vessels may be affected by future instability of the financial markets and other market conditions, including with respect to the fluctuating price of commodities and currency exchange rates. In addition, the refund guarantors under our shipbuilding contracts (which are banks, financial institutions and other credit agencies that guarantee, under certain circumstances, the repayment of installment payments we make to the shipbuilders), may also be negatively affected by adverse financial market conditions in the same manner as our lenders and, as a result, be unable or unwilling to meet their obligations to us due to their own financial condition. If our shipbuilders or refund guarantors are unable or unwilling to meet their obligations to us, this will harm our fleet expansion and may harm our business, results of operations and financial condition.

We Will Be Paying All Costs For The Newbuilding Vessels That We Have Contracted To Purchase, And Have Incurred Borrowings To Fund, In Part, Installment Payments Under The Relevant Shipbuilding Contracts. If Any Of These Vessels Are Not Delivered As Contemplated, We May Be Required To Refund All Or A Portion Of The Amounts We Borrowed.

The construction period currently required for a newbuilding containership similar to those we have ordered is approximately one year. For each of the newbuilding vessels that we have agreed to purchase, we are required to make certain payment installments prior to a final installment payment, which final installment payment generally is approximately 60-70% of the total vessel purchase price. We have entered into long-term credit facilities to partially fund the construction of our newbuilding vessels and plan to enter into additional credit facilities or lease obligations to fund the remaining vessels that we have contracted to purchase. We are required to make these payments to the shipbuilder and to pay the debt service cost under the credit facilities in advance of receiving any revenue under the time charters for the vessels, which commence following delivery of the vessels.

If a shipbuilder is unable to deliver a vessel or if we or one of our customers rejects a vessel, we may be required to repay a portion of the outstanding balance of the relevant credit facility. Such an outcome could harm our business, results of operations and financial condition.

We Derive Our Revenue From A Limited Number Of Customers, And The Loss Of Any Of Such Customers Would Harm Our Revenue And Cash Flow.

The following table shows, as at September 30, 2013, the number of vessels in our operating fleet that were chartered to our then nine customers and the percentage of our total containership revenue attributable to the charters with such customers for the nine months ended September 30, 2013:

CUSTOMER	NUMBER OF VESSELS IN OUR OPERATING FLEET CHARTERED TO SUCH CUSTOMER	PERCENTAGE OF TOTAL REVENUE FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013
COSCON	18	44.7%
CSCL Asia	18	20.2%
K-Line	7	11.3%
Other	28	23.8%

Total	71	100.0%

The majority of our vessels are chartered under long-term time charters, and customer payments are our primary source of operating cash flow. The loss of any of these charters or any material decrease in payments thereunder could materially harm our business, results of operations and financial condition.

Under some circumstances, we could lose a time charter or payments under the charter if:

•	the customer fails to make charter payments because of its financial inability, disagreements with us, defaults on a payment or otherwise;

•	at the time of delivery, the vessel subject to the time charter differs in its specifications from those agreed upon under the shipbuilding contract; or

•

the customer exercises certain limited rights to terminate the charter, including (a) if the ship fails to meet certain guaranteed speed and fuel consumption requirements and we are unable to rectify the situation or otherwise reach a mutually acceptable settlement and (b) under some charters, if we undertake a change of control to which the customer does not consent or if the vessel is unavailable for operation for certain reasons for a specified period of time, or if delivery of a newbuilding is delayed for a prolonged period.

Any recurrence of the significant financial and economic disruption of the last few years could result in our customers being unable to make charter payments to us in the future or seeking to amend the terms of our charters. Any such event could harm our business, results of operations and financial condition.

Our Growth Depends Upon Continued Growth In Demand For Containerships.

Our growth will generally depend on continued growth and renewal in world and regional demand for containership chartering. The ocean-going shipping container industry is both cyclical and volatile in terms of charter hire rates and profitability. Short-term containership charter rates have fluctuated significantly during the last five years, and are expected to continue to fluctuate in the future. Fluctuations in containership charter rates result from changes in the supply and demand for vessel capacity which are driven by global fleet capacity and utilization and changes in the supply and demand for the major products internationally transported by containerships. The factors affecting the supply and demand for containerships, and the nature, timing and degree of changes in industry conditions are unpredictable.

Factors that influence demand for containership capacity include, among others:

•	supply and demand for products suitable for shipping in containers;

•	changes in global production of products transported by containerships;

•	seaborne and other transportation patterns, including the distances over which container cargoes are transported and changes in such patterns and distances;

•	the globalization of manufacturing;

•	global and regional economic and political conditions;

•	developments in international trade;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather.

Factors that influence the supply of containership capacity include, among others:

•	the number of newbuilding orders and deliveries;

•	the extent of newbuilding vessel deferrals;

•	the scrapping rate of containerships;

•	newbuilding prices and containership owner access to capital to finance the construction of newbuildings;

•	charter rates and the price of steel and other raw materials;

•	changes in environmental and other regulations that may limit the useful life of containerships;

•	the number of containerships that are slow-steaming or extra slow-steaming to conserve fuel;

•	the number of containerships that are idle;

•	port congestion and canal closures; and

•	demand for fleet renewal.

Our ability to recharter our containerships upon the expiration or termination of their current time charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, the then current state of the containership market. The time charter for one of our vessels that commenced in early November 2013 will expire before March 31, 2014. If charter rates are low when our existing time charters expire, we may be required to recharter our vessels at reduced rates or even possibly a rate whereby we incur a loss, which would harm our results of operations. Alternatively, we may determine to leave such vessels off-charter. The same issues will exist if we acquire additional vessels and seek to charter them under long-term time charter arrangements as part of our growth strategy.

The Majority Of Our Vessels Are Chartered To Chinese Customers And Some Of Our Shipbuilders Are Based In China. The Legal System In China Is Not Fully Developed And Has Inherent Uncertainties That Could Limit The Legal Protections Available To Us, And The Geopolitical Risks Associated With Chartering Vessels To Chinese Customers And Constructing Vessels In China Could Harm Our Business, Results Of Operations And Financial Condition.

A total of 18 of the 87 vessels in our current or contracted fleet are chartered to CSCL Asia, and 18 vessels are chartered to COSCON. CSCL Asia and COSCON are subsidiaries of Chinese companies. Our vessels that are chartered to Chinese customers and our eight newbuilding vessels that are being constructed in China are subject to various risks as a result of uncertainties in Chinese law, including (a) the risk of loss of revenues, property or equipment as a result of expropriation, nationalization, changes in laws, exchange controls, war, insurrection, civil unrest, strikes or other political risks and (b) being subject to foreign laws and legal systems and the exclusive jurisdiction of Chinese courts and tribunals.

The Chinese legal system is based on written statutes and their legal interpretation by the standing Committee of the National People’s Congress. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, the Chinese government has been developing a comprehensive system of laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, and because of the limited volume of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve uncertainties.

If we are required to commence legal proceedings against a lender, a customer or a charter guarantor based in China with respect to the provisions of a credit facility, a time charter or a time charter guarantee, we may have difficulties in enforcing any judgment obtained in such proceedings in China. Similarly, our shipbuilders based in China provide warranties against certain defects for the vessels that they will construct for us and we have refund guarantees from a Chinese financial institution for installment payments that we will make to the shipbuilders. Although the shipbuilding contracts and refund guarantees are governed by English law, if we are required to commence legal proceedings against these shipbuilders or against the refund guarantor, we may have difficulties enforcing in China any judgment obtained in such proceeding.

A Decrease In The Level Of China’s Export Of Goods Or An Increase In Trade Protectionism Will Harm Our Customers’ Business And, In Turn, Harm Our Business, Results Of Operations And Financial Condition.

Most of our customers’ containership business revenue is derived from the shipment of goods from the Asia Pacific region, primarily China, to various overseas export markets, including the United States and Europe. Any reduction in or hindrance to the output of China-based exporters could negatively affect the growth rate of China’s exports and our customers’ business. For instance, the government of China has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods. This may reduce the supply of goods available for export and may, in turn, result in a decrease in shipping demand.

Our international operations expose us to the risk that increased trade protectionism will harm our business. If global economic challenges exist, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. Specifically, increasing trade protectionism in the markets that our customers serve has caused and may continue to cause an increase in (a) the cost of goods exported from China, (b) the length of time required to deliver goods from China and (c) the risks associated with exporting goods from China. Such increases may also affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs.

Any increased trade barriers or restrictions on trade, especially trade with China and Asia, would harm our customers’ business, results of operations and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could harm our business, results of operations and financial condition.

Adverse Economic Conditions Globally, And Especially In The Asia Pacific Region, The European Union Or The United States, Could Harm Our Business, Financial Condition And Results Of Operations.

The global economy recently experienced disruption and volatility following adverse changes in global capital markets. The deterioration in the global economy caused, and any renewed deterioration may cause, a decrease in worldwide demand for certain goods and shipping. Economic instability could harm our business, financial condition and results of operations.

In particular, because a significant number of the port calls made by our vessels involves the loading or discharging of containerships in ports in the Asia Pacific region, economic turmoil in that region may exacerbate the effect of any economic slowdown on us. China has been one of the world’s fastest growing economies in terms of gross domestic product, which has increased the demand for shipping. However, China’s high rate of real GDP growth declined in 2012 and during the first nine months of 2013, and is forecasted to decline further during the remainder of 2013. Additionally, the European Union and certain of its member states are facing significant economic and political challenges. Our business, results of operations and financial condition will likely be harmed by any significant economic downturn in the Asia Pacific region, including China, or in the European Union or the United States.

Our Growth And Our Ability To Recharter Our Vessels Depends On Our Ability To Expand Relationships With Existing Customers And Develop Relationships With New Customers, For Which We Will Face Substantial Competition.

We intend to acquire additional containerships as market conditions allow in conjunction with entering primarily into additional long-term, fixed-rate time charters for such ships, and to recharter our existing vessels following the expiration of their current long-term time charters to the extent we retain those vessels in our fleet. The time charter for one of our vessels that commenced in early November 2013 will expire before March 31, 2014. The process of obtaining new long-term time charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. Containership charters are awarded based upon a variety of factors relating to the vessel operator, including, among others:

•	shipping industry relationships and reputation for customer service and safety;

•	container shipping experience and quality of ship operations, including cost effectiveness;

•	quality and experience of seafaring crew;

•	the ability to finance containerships at competitive rates and the shipowner’s financial stability generally;

•	relationships with shipyards and the ability to get suitable berths;

•	construction management experience, including the ability to obtain on-time delivery of new ships according to customer specifications;

•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.

Competition for providing new containerships for chartering purposes comes from a number of experienced shipping companies, including direct competition from other independent charter owners and indirect competition from state-sponsored and other major entities with their own fleets. Some of our competitors have significantly greater financial resources than we do and can operate larger fleets and may be able to offer better charter rates. An increasing number of marine transportation companies have entered the containership sector, including many with strong reputations and extensive resources and experience in the marine transportation industry. This increased competition may cause greater price competition for time charters. As a result of these factors, we may be unable to expand our relationships with existing customers or to develop relationships with new customers on a profitable basis, if at all, which would harm our business, results of operations and financial condition. These risks will be heightened to the extent that we enter into newbuilding or other vessel acquisition contracts prior to entering into charters for such vessels.

If A More Active Short-term Or Spot Containership Market Develops, We May Have More Difficulty Entering Into Long-term, Fixed-rate Time Charters And Our Existing Customers May Begin To Pressure Us To Reduce Our Charter Rates.

One of our principal strategies is to enter into long-term, fixed-rate time charters. As more vessels become available for the spot or short-term market, we may have difficulty entering into additional long-term, fixed-rate time charters for our vessels due to the increased supply of vessels and possibly lower rates in the spot market. As a result, our cash flow may be subject to instability in the long term. A more active short-term or spot market may require us to enter into charters based on changing market prices, as opposed to contracts based on a fixed rate, which could result in a decrease in our cash flow in periods when the market price for containerships is depressed or insufficient funds are available to cover our financing costs for related vessels. In addition, the development of an active short-term or spot containership market could affect rates under our existing time charters as our current customers may begin to pressure us to reduce our rates.

We May Be Unable To Make Or Realize Expected Benefits From Acquisitions Or Investments, And Implementing Our Growth Strategy Through Acquisitions Of Existing Businesses Or Vessels Or Investments In Other Containership Businesses May Harm Our Business, Results Of Operations And Financial Condition.

Our growth strategy includes selectively acquiring new containerships, existing containerships, containership-related assets and containership businesses as market conditions allow. We may also invest in other containership businesses. Factors that may limit the number of acquisition or investment opportunities in the containership industry include the ability to access capital to fund such transactions, the overall economic environment and the status of global trade and the ability to secure long-term, fixed-rate charters.

Any acquisition of or investment in a vessel or business, including our January 2012 acquisition of our Manager, may not be profitable to us at or after the time we acquire or make it and may not generate cash flow sufficient to justify our investment. In addition, our acquisition growth strategy exposes us to risks that may harm our business, financial condition and results of operations, including risks that we may:

•	fail to realize anticipated benefits, such as new customer relationships, cost savings or cash flow enhancements;

•	be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;

•	decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions or investments;

•	incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired;

•	have difficulties achieving internal controls effectiveness and integrating the acquired business into our internal controls framework;

•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges; or

•	not be able to service our debt obligations.

We Have Not Completed Our Assessment Of The Effectiveness Of The Manager’s Internal Controls Over Financial Reporting.

We are in the process of assessing the internal controls over financial reporting of the Manager, which we acquired in January 2012. Accordingly, we have not yet determined whether such internal controls are effective or if there exist material weaknesses in such internal controls. Any such material weaknesses could contribute to harm to our business, results of operations and financial condition.

Our Ability To Grow May Be Reduced By The Introduction Of New Accounting Rules For Leasing.

International and U.S. accounting standard-setting organizations have proposed the elimination of operating leases. The proposals are not yet finalized. If the proposals are enacted, they would have the effect of bringing most off-balance sheet leases onto a lessee’s balance sheet as liabilities. This proposed change could affect our customers and potential customers and may cause them to breach certain financial covenants. This may make them less likely to enter into time charters for our containerships, which could reduce our growth opportunities.

Under The Time Charters For Some Of Our Vessels, If A Vessel Is Off-hire For An Extended Period, The Customer Has A Right To Terminate The Charter Agreement For That Vessel.

Under most of our time charter agreements, if a vessel is not available for service, or off-hire, for an extended period, the customer has a right to terminate the charter agreement for that vessel. If a time charter is terminated early, we may be unable to re-deploy the related vessel on terms as favorable to us, if at all. In the worst case, we may not receive any revenue from that vessel, but be required to continue to pay financing costs for the vessel and expenses necessary to maintain the vessel in proper operating condition.

Under The Time Charters For Some Of Our Vessels, the Customer Has the Right to Purchase the Vessel.

Our commercial arrangements allow Yang Ming Marine to reduce the number of newbuilding containerships to be delivered to us and chartered to Yang Ming Marine by up to three vessels. These commercial arrangements expire in August 2014. If Yang Ming Marine were to exercise all of these rights, we would not receive delivery of the three vessels or the approximately $0.5 billion of aggregate contracted time charter revenue attributable to them. Yang Ming Marine also has the right to purchase these vessels from us upon expiration of the time charters, at a price that provides an agreed upon minimum rate of return to us.

Risks Inherent In The Operation Of Ocean-going Vessels Could Harm Our Business And Reputation.

The operation of ocean-going vessels carries inherent risks. These risks include the possibility of:

•	marine disaster;

•	environmental accidents;

•	grounding, fire, explosions and collisions;

•	cargo and property losses or damage;

•	business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions; and

•	piracy.

Such occurrences could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenue from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, higher insurance rates, and damage to our reputation and customer relationships generally. The involvement of our vessels in an environmental disaster could harm our reputation as a safe and reliable vessel owner and operator. Any of these circumstances or events could harm our business, results of operations and financial condition.

Acts Of Piracy On Ocean-going Vessels Have Increased In Frequency, Which Could Harm Our Business.

Piracy is an inherent risk in the operation of ocean-going vessels and has historically affected vessels trading in certain regions of the world, including, among other areas, the South China Sea and the Gulf of Aden off the coast of Somalia. We may not be adequately insured to cover losses from these incidents, which could harm our business, results of operations and financial condition. In addition, crew costs, including for employing onboard security guards, could increase in such circumstances. Any of these events, or the loss of use of a vessel due to piracy, may harm our customers, impairing their ability to make payments to us under our charters, which would harm our business, results of operations and financial condition.

Terrorist Attacks And International Hostilities Could Harm Our Business, Results Of Operations And Financial Condition.

Terrorist attacks such as the attacks on the United States on September 11, 2001, and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets. Conflicts in Afghanistan, the Middle East and other regions and periodic tensions between North and South Korea (where many shipbuilders are located) may lead to additional acts of terrorism, regional conflict and other armed conflict around the world, which may contribute to further economic instability in the global financial markets or in regions where our customers do business or, in the case of countries in which our shipbuilders are located, affect our access to new vessels. These uncertainties or events could harm our business, results of operations and financial condition, including our ability to obtain additional financing on terms acceptable to us or at all. In addition, terrorist attacks targeted at sea vessels in the future may negatively affect our operations and financial condition and directly affect our containerships or customers.

Our Insurance May Be Insufficient To Cover Losses That May Occur To Our Property Or Result From The Inherent Operational Risks Of The Shipping Industry.

We maintain insurance for our fleet against risks commonly insured against by vessel owners and operators. Our insurance includes hull and machinery insurance, war risks insurance and protection and indemnity insurance (which includes environmental damage and pollution insurance). We may not be adequately insured against all risks and our insurers may not pay a particular claim. Even if our insurance coverage is adequate to cover any vessel loss, we may not be able to timely obtain a replacement vessel. Our credit facilities and lease agreements restrict our use of any proceeds we may receive from claims under our insurance policies. In addition, in the future we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. We may also be subject to supplementary or additional calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations, as an industry group, through which we receive indemnity insurance coverage for statutory, contractual and tort liability, due to the sharing and reinsurance arrangements stated in the insurance rules. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe they are standard in the shipping industry, may directly or indirectly increase our costs.

In addition, we do not carry loss-of-hire insurance, which covers the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled dry-docking due to damage to the vessel from accidents. Accordingly, any loss of a vessel or extended vessel off-hire, due to an accident or otherwise, could harm our business, results of operations and financial condition.

Increased Inspection Procedures, Tighter Import And Export Controls And New Security Regulations Could Cause Disruption Of Our Business.

International containership traffic is subject to security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. These inspections can result in cargo seizure, delays in the loading, offloading, trans-shipment or delivery of containers and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, customers.

Since the events of September 11, 2001, U.S. and Canadian authorities have increased container inspection rates. Government investment in non-intrusive container scanning technology has grown and there is interest in electronic monitoring technology. It is unclear what changes, if any, to the existing inspection procedures will ultimately be proposed or implemented, or how any such changes will affect the industry. Such changes may impose additional financial and legal obligations on carriers and may render the shipment of certain types of goods by container uneconomical or impractical. Additional costs that may arise from current or future inspection procedures may not be fully recoverable from customers through higher rates or security surcharges. Any of these effects could harm our business, results of operations and financial condition.

An Over-supply Of Containership Capacity May Lead To Reductions In Charter Hire Rates And Profitability.

As of November 1, 2013, newbuilding containerships with an aggregate capacity of 3.7 million TEUs, representing approximately 21.6% of the total worldwide containership fleet capacity as of that date, were under construction. The size of the orderbook will result in the increase in the size of the world containership fleet over the next few years. An over-supply of containership capacity, combined with stability or any decline in the demand for containerships, may result in a reduction of charter hire rates. If such a reduction occurs when we seek to charter newbuilding vessels, our growth opportunities may be diminished. If such a reduction occurs upon the expiration or termination of our containerships’ current time charters, we may only be able to recharter our containerships for unprofitable rates, if at all.

Depending On The Outcome Of An Ongoing European Union Investigation Of Container Liner Companies Related To Potential Antitrust Violations, Our Growth, Results Of Operations And Our Ability To Charter Our Vessels May Be Reduced.

The European Commission is conducting investigations of certain major container liner companies, including some of our existing customers, related to potential violations of European Union competition (antitrust) rules. Although we have no basis for assessing the outcome of these investigations, it is possible that additional financial and legal obligations may be imposed on one or more of these liner companies. Such obligations may make these customers or similarly situated potential customers less likely to enter into or renew time charters for our containerships, which could reduce our growth opportunities and harm our business, results of operations and financial condition. In addition, any significant financial penalties arising from these or similar investigations could reduce the ability of our customers to make charter payments to us, which likewise could harm our business, results of operations and financial condition.

Over Time, Containership Values May Fluctuate Substantially, Which Could Adversely Affect Our Results Of Operations Or Our Ability To Raise Capital.

Containership values can fluctuate substantially over time due to a number of different factors, including, among others:

•	prevailing economic conditions in the market in which the containership trades;

•	a substantial or extended decline in world trade;

•	increases in the supply of containership capacity; and

•

the cost of retrofitting or modifying existing ships as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

If a charter terminates, we may be unable to re-deploy the vessel at attractive rates and, rather than continue to incur costs to maintain and finance the vessel, may seek to dispose of it. Our inability to dispose of the containership at a reasonable price, or at all, could result in a loss on its sale and harm our business, results of operations and financial condition.

In addition, if we determine at any time that a containership’s value has been impaired, we may need to recognize a significant impairment charge that will reduce our earnings and net assets. We review our containership assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable, which occurs when the assets’ carrying value is greater than the undiscounted future cash flows the asset is expected to generate over its remaining useful life. In our experience, certain assumptions relating to our estimates of future cash flows are more predictable by their nature, including estimated revenue under existing contract terms, ongoing operating costs and remaining vessel life. Certain assumptions relating to our estimates of future cash flows require more discretion and are inherently less predictable, such as future charter rates beyond the firm period of existing contracts and vessel residual values, due to factors such as the volatility in vessel charter rates and vessel values. We believe that the assumptions used to estimate future cash flows of our vessels are reasonable at the time they are made. We can make no assurances, however, as to whether our estimates of future cash flows, particularly future vessel charter rates or vessel values, will be accurate. Vessels that are currently not considered impaired may become impaired over time, if the future estimated undiscounted cash flows decline at a rate that is faster than the depreciation of our vessels.

A reduction in our net assets could result in a breach of certain financial covenants contained in our credit and lease facilities and our preferred shares, which could limit our ability to borrow additional funds under our credit and lease facilities, require us to repay outstanding amounts, or increase the dividend rate of our Series C preferred shares. Further, declining containership values could affect our ability to raise cash by limiting our ability to refinance vessels or use unencumbered vessels as collateral for new loans. This could harm our business, results of operations and financial condition.

We Are Subject To Regulation And Liability Under Environmental Laws That Could Require Significant Expenditures And Affect Our Operations.

Our business and the operation of our containerships are materially affected by environmental regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which our containerships operate, as well as in the countries of their registration, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, water discharges and ballast water management. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost or effect of complying with such requirements or the effect thereof on the resale price or useful life of our containerships. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business, which may harm our business, results of operations and financial condition.

Environmental requirements can also affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in substantial penalties, fines or other sanctions, including the denial of access to certain jurisdictional waters or ports or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and natural resource damages, if there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of hazardous materials associated with our operations.

In addition, in complying with existing environmental laws and regulations and those that may be adopted, we may incur significant costs in meeting new maintenance and inspection requirements and new restrictions on air emissions from our containerships, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety, security and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. Substantial violations of applicable requirements or a catastrophic release of bunker fuel from one of our containerships could harm our business, results of operations and financial condition.

Compliance With Safety And Other Vessel Requirements Imposed By Classification Societies May Be Costly And Harm Our Business.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea

Convention. In addition, a vessel generally must undergo annual, intermediate and special surveys to maintain classification society certification. If any vessel does not maintain its class or fails any annual, intermediate or special survey, the vessel will be unable to trade between ports and will be unemployable and we could be in violation of certain covenants in our credit facilities and our lease agreements. This could harm our business, results of operations and financial condition.

Delays In Deliveries Of Our Newbuilding Containerships Could Harm Our Business.

We are currently under contract to purchase 16 newbuilding containerships, which are scheduled to be delivered at various times through May 2016. The delivery of these containerships, or any other containerships we may order, could be delayed, which would delay our receipt of revenue under the time charters for the containerships and, if the delay is prolonged, could permit our customers to terminate the newbuilding containership time charter. Any of such events could harm our business, results of operations and financial condition.

The delivery of the containerships could be delayed because of:

•	work stoppages, other labor disturbances or other events that disrupt any of the shipyards’ operations;

•	quality or engineering problems;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	bankruptcy or other financial crisis of any of the shipyards;

•	a backlog of orders at any of the shipyards;

•	hostilities, or political or economic disturbances in Korea, Taiwan or China, where the containerships are being built;

•	weather interference or catastrophic event, such as a major earthquake, fire or tsunami;

•	our requests for changes to the original containership specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel;

•	our inability to obtain requisite permits or approvals;

•	a dispute with any of the shipyards;

•	the failure of our banks to provide debt financing; or

•	a disruption to the financial markets.

In addition, each of the shipbuilding contracts for our newbuilding containerships contains “force majeure” provisions whereby the occurrence of certain events could delay delivery or possibly result in termination of the contract. If delivery of a containership is materially delayed or if a shipbuilding contract is terminated, it could harm our business, results of operations and financial condition.

Due To Our Lack Of Diversification, Adverse Developments In Our Containership Transportation Business Could Harm Our Business, Results Of Operations And Financial Condition.

Our Articles of Incorporation currently limit our business to the chartering or rechartering of containerships to others and other related activities, unless otherwise approved by our board of directors and the holders of a majority of our Series A preferred shares.

Nearly all of our cash flow is generated from our charters that operate in the containership transportation business. Due to our lack of diversification, an adverse development in the containership industry may more significantly harm our business, results of operations and financial condition than if we maintained more diverse assets or lines of business.

Because Each Existing And Newbuilding Vessel In Our Contracted Fleet Is Or Will Be Built In Accordance With Standard Designs And Uniform In All Material Respects To All Other Vessels In Its TEU Class, Any Material Design Defect Likely Will Affect All Vessels In Such Class.

Each existing and newbuilding vessel in our fleet is built, or will be built, in accordance with standard designs and uniform in all material respects to all other vessels in its class. As a result, any latent design defect discovered in one of our vessels will likely affect all of our other vessels in that class. Any disruptions in the operation of our vessels resulting from these defects could harm our business, results of operations and financial condition.

There Are Greater Than Normal Construction, Delivery And Operational Risks With Respect To Our New Panamax 10000, 13100 And 14000 TEU Newbuilding Vessels.

Our eight 13100 TEU newbuilding vessels that have been delivered are some of the first vessels of this type to be built. In addition, we have contracted to purchase eight new Panamax 10000 TEU vessels and eight new Panamax 14000 TEU vessels and may order additional vessels of these types in the future. The 10000 TEU and 14000 TEU vessels will be the first vessels constructed using this new design and the first vessels constructed of these sizes at some of these shipyards. As such, there may exist greater than normal construction, delivery and operational risks associated with these vessels. Deliveries of these vessels could be delayed and problems with operation of these vessels could be encountered, either of which could adversely affect our reputation, the receipt of revenue under time charters for or the operating cost of these vessels, and their future resale value.

Increased Technological Innovation In Competing Vessels Could Reduce Our Charter Hire Rates And The Value Of Our Vessels.

The charter hire rates and the value and operational life of a vessel are determined by a number of factors, including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to be loaded and unloaded quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, maintenance and the impact of the stress of operations. If new containerships are built that are more efficient or flexible or have longer physical lives than our vessels, competition from these more technologically advanced containerships could adversely affect the amount of charter hire payments we receive for our vessels once their initial charters end and the resale value of our vessels. As a result, our business, results of operations and financial condition.

Maritime Claimants Could Arrest Our Vessels, Which Could Interrupt Our Cash Flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against the applicable vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our ships. The arrest or attachment of one or more of our vessels could interrupt our business and cash flow and require us to pay significant amounts to have the arrest lifted, which could harm our business, results of operations and financial condition.

Governments Could Requisition Our Containerships During A Period Of War Or Emergency, Resulting In Loss Of Earnings.

The government of a ship’s registry could requisition for title or seize our containerships. Requisition for title occurs when a government takes control of a ship and becomes the owner. Also, a government could requisition our containerships for hire. Requisition for hire occurs when a government takes control of a ship and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our containerships could harm our business, results of operations and financial condition.

We May Experience Greater Operating Cost Volatility As A Result Of The Acquisition Of Our Manager.

In January 2012, we acquired our Manager. The acquisition of our Manager has increased our control over access to the services our Manager provides on a long-term basis. We previously paid fees to our Manager for technical services on a fixed basis, which fees were adjusted every three years. Technical services include managing day-to-day vessel operations, arranging general vessel maintenance, ensuring regulatory compliance and classification society compliance, purchasing stores, supplies, spares and lubricating oil, and attending to all other technical matters necessary to run our fleet. Prior to our acquisition of our Manager, we paid our Manager fixed fees for vessel construction supervision services. As a result of the acquisition of our Manager, our operating costs vary more directly with the actual cost, set by the market, of providing these services for our fleet. Increased costs for technical services or construction supervision services could harm our business, results of operations and financial condition.

Exposure To Currency Exchange Rate Fluctuations May Result In Fluctuations in Our Results of Operations And Financial Condition.

All of our charter revenues are earned in U.S. dollars. Although a significant portion of our operating and general and administrative costs are incurred in U.S. dollars, we have some exposure to currencies other than U.S. dollars, including Canadian dollars, Indian Rupees, Euros and other foreign currencies. Although we monitor exchange rate fluctuations on a continuous basis, and seek to reduce our exposure in certain circumstances by denominating charter-hire revenue, ship building contracts, purchase contracts and debt obligations in U.S. dollars when practical to do so, we do not currently fully hedge movements in currency exchange rates. As a result, currency fluctuations may have a negative effect on our results of operations and financial condition.

Damage To Our Reputation Or Industry Relationships Could Harm Our Business.

Our operational success and our ability to grow depend significantly upon our satisfactory performance of technical services (including vessel maintenance, crewing, purchasing, shipyard supervision, insurance, assistance with regulatory compliance and financial services). Our business will be harmed if we fail to perform these services satisfactorily. Our ability to compete for and to enter into new charters and expand our relationships with our customers depends upon our reputation and relationships in the shipping industry. If we suffer material damage to our reputation or relationships, it may harm our ability to, among other things:

•	renew existing charters upon their expiration;

•	obtain new charters;

•	successfully interact with shipyards;

•	dispose of vessels on commercially acceptable terms;

•	obtain financing on commercially acceptable terms;

•	maintain satisfactory relationships with our customers and suppliers; or

•	grow our business.

If our ability to do any of the things described above is impaired, it could harm our business, results of operations and financial condition.

As We Expand Our Business Or Provide Services To Third Parties, We May Need To Improve Our Operating And Financial Systems, Expand Our Commercial And Technical Management Staff, And Recruit Suitable Employees And Crew For Our Vessels.

Since our IPO in 2005, we have increased the size of our contracted fleet from 23 to 87 vessels. We have also agreed to provide technical management services to third and related parties, including GCI, and affiliates of Dennis R. Washington for vessels they may acquire. Our current operating and financial systems may not be adequate if we further expand the size of our fleet or if we provide services to third parties, and attempts to improve those systems may be ineffective. In addition, we will need to recruit suitable additional administrative and management personnel to manage any growth. We may not be able to continue to hire suitable employees in such circumstances. If a shortage of experienced labor exists or if we encounter business or financial difficulties, we may not be able to adequately staff our vessels. If we expand our fleet, or as we provide services to third parties, and we are unable to grow our financial and operating systems or to recruit suitable employees, our business, results of operations and financial condition may be harmed.

Our Chief Executive Officer Does Not Devote All Of His Time To Our Business.

Our chief executive officer, Gerry Wang, is involved in other business activities that may result in his spending less time than is appropriate or necessary in order to manage our business successfully. Pursuant to his employment agreement with us, Mr. Wang is permitted to provide services to Tiger Management Limited, an entity owned and controlled by one of our directors, Graham Porter, or the Tiger Member, and GCI and certain of their respective affiliates, in addition to the services that he provides to us. In addition, Mr. Wang is the chairman of the board of managers of GCI. Please read “Certain Relationships and Related Party Transactions—Certain Relationships and Transactions.”

Our Business Depends Upon Certain Employees Who May Not Necessarily Continue To Work For Us.

Our future success depends to a significant extent upon our chief executive officer and co-chairman of our board of directors, Gerry Wang, and certain members of our senior management. Mr. Wang has substantial experience and relationships in the containership industry and has been instrumental in developing our relationships with our customers. Mr. Wang and other members of our senior management are crucial to the development of our business strategy and to the growth and development of our business. If they, and Mr. Wang in particular, were no longer to be affiliated with us, we may fail to recruit other employees with equivalent talent, experience and relationships, and our business, results of operations and financial condition may be harmed as a result. Although Mr. Wang has an employment agreement with us through the termination of our right of first refusal with GCI (which is scheduled to expire on March 31, 2015, unless earlier terminated), Mr. Wang could terminate his employment at any time. As such, it is possible that Mr. Wang will no longer provide services to us and that our business, results of operations and financial condition may be harmed by the loss of such services.

We May Not Achieve Expected Benefits From Our Participation In The Carlyle Investment Vehicle.

In March 2011, we agreed to participate in GCI, which invests in containership assets, primarily newbuilding vessels strategic to the People’s Republic of China, Taiwan, Hong Kong and Macau, or Greater China. We believe that the combined scale of our business and GCI, together with current excess capacity at shipyards, allows us to realize volume discounts for newbuilding orders and to negotiate fuel-efficient design improvements from shipyards that are attractive to our customers. To the extent excess shipyard capacity decreases, we may be unable to achieve these benefits. In addition, we may be unable to obtain more attractive vessel financing through GCI than otherwise available to us on our own.

GCI Intends To Compete In Our Markets, And Its Entry Into The Containership Market May Harm Our Business, Results Of Operations And Financial Condition.

Carlyle, which controls GCI, is a leading global alternative asset manager. GCI intends to invest equity capital in containership and other maritime assets, primarily newbuilding vessels strategic to Greater China, which is similar to our growth strategy of investing in primarily newbuilding vessels strategic to Greater China. The involvement of Carlyle in GCI and the amount of funds that GCI may invest in containerships could result in GCI becoming the owner of a significant fleet of containerships, which could compete with us for growth opportunities, subject to certain rights of first refusal in our favor that may continue up to March 31, 2015, subject to earlier termination. Please read “Certain Relationships and Related Party Transactions—Our Investment in Carlyle Containership-Focused Investment Vehicle—Rights of First Refusal and First Offer.” Our business, results of operations and financial condition could be harmed to the extent GCI successfully competes against us for containership opportunities.

We Have Reduced The Fiduciary Duties Of Gerry Wang And Graham Porter In Relation To Certain Growth Opportunities That Become Subject To Our Right Of First Refusal With GCI, Which May Limit Our Rights In Such Growth Opportunities To Our Rights Under The Right Of First Refusal.

Pursuant to agreements between us and each of our chief executive officer and co-chairman of our board of directors, Gerry Wang, and one of our directors, Graham Porter, we have reduced the fiduciary duties of Mr. Wang and Mr. Porter in relation to certain containership vessel and business opportunities to the extent such opportunities are subject to our right of first refusal with GCI and (a) the conflicts committee of our board of directors decides to reject such opportunity or we fail to exercise our right of first refusal to pursue such opportunity, (b) we exercise such right but fail to pursue such opportunity or (c) we do not have the right under our right of first refusal to pursue such opportunity. Our rights to such opportunities may be limited to our rights under our right of first refusal with GCI, which would be more restrictive than the rights based on fiduciary duties we otherwise would have relating to such opportunities.

In Order To Timely Exercise Our Right Of First Refusal From GCI, We May Be Required To Enter Into Containership Construction Contracts Without Financing Arrangements Or Charter Contracts Then Being In Place, Which May Result In Financing On Less Favorable Terms Or Employment Of The Vessels Other Than On Long-Term, Fixed-rate Charters, If At All.

Under our right of first refusal with GCI relating to containership acquisition opportunities, we generally must exercise our right of first refusal within 12 business days of receiving a notice from GCI of the acquisition opportunity. At the time we must exercise our right of first refusal, there may be no financing arrangement or charter commitment relating to the newbuilding or existing containership to be acquired. If we elect to acquire the vessel without a financing arrangement or charter commitment then in place, we may be unable subsequently to obtain financing or charter the vessel on a long-term, fixed-rate basis, on terms that will result in positive cash flow to us from operation of the vessel, or at all. Accordingly, our business, results of operations and financial condition may be harmed.

Certain Of Our Officers And Directors Or Their Affiliates Have Separate Interests In Or Related To GCI, Which May Result In Conflicts Of Interest Between Their Interests And Those Of Us And Our Shareholders Relative To GCI.

One of our directors, Graham Porter, through his interest in the Tiger Member, is an indirect investor in Greater China Industrial Investments LLC, or GC Industrial, the member with the largest capital commitment in GCI. Blue Water Commerce, LLC, an affiliate of Dennis R. Washington, or the Washington Member, has an indirect interest in the Tiger Member. As a result, Mr. Porter and the Washington Member will have an indirect interest in incentive distributions received by GC Industrial from GCI. These incentive distributions will range between 20% and 30% after a cumulative compounded rate of return of 12% has been generated on all member capital contributions. Our chief executive officer, Gerry Wang, is the chairman of the board of managers of GCI.

Messrs. Wang and Porter are members of GCI’s transaction committee, which will be primarily responsible for approving the purchase, newbuild contracting, chartering, financing and technical management of new and existing investments for GCI. Kyle R. Washington, co-chairman of our board of directors, is a non-voting member of GCI’s transaction committee. In addition, affiliates of Messrs. Wang and Porter provide certain transactional and financing services to GCI, for which they receive compensation. As a result of these interests relating to GCI, the interests of Messrs. Wang, Porter and Kyle R. Washington may conflict with those of us or our shareholders relative to GCI.

Anti-Takeover Provisions In Our Organizational Documents Could Make It Difficult For Our Shareholders To Replace Or Remove Our Current Board Of Directors Or Have The Effect Of Discouraging, Delaying Or Preventing A Merger Or Acquisition, Which Could Adversely Affect The Market Price Of Our Securities.

Several provisions of our Articles of Incorporation and our bylaws could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.

These provisions include:

•	authorizing our board of directors to issue “blank check” preferred shares without shareholder approval;

•	providing for a classified board of directors with staggered, three-year terms;

•	prohibiting cumulative voting in the election of directors;

•	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of at least a majority of the outstanding shares entitled to vote for those directors;

•	prohibiting shareholder action by written consent unless the written consent is signed by all shareholders entitled to vote on the action;

•	limiting the persons who may call special meetings of shareholders;

•	establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings; and

•	restricting business combinations with interested shareholders.

We have also adopted a shareholder rights plan pursuant to which our board of directors may cause the substantial dilution of the holdings of any person that attempts to acquire us without the board’s prior approval.

In addition, holders of our Series A preferred shares have the power to vote as a single class to approve certain major corporate changes, including any merger, consolidation, asset sale or other disposition of all or substantially all of our assets. These shareholders could exercise this power to block a change of control that might otherwise be beneficial to holders of our other securities.

These anti-takeover provisions, including the provisions of our shareholder rights plan, could substantially impede a potential change in control and, as a result, may adversely affect the market price of our securities. Please read “Description of Capital Stock—Preferred Stock—Series A Preferred Shares.”

We Are Incorporated In The Republic Of The Marshall Islands, Which Does Not Have A Well-Developed Body Of Corporate Law.

Our corporate affairs are governed by our Articles of Incorporation and bylaws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of some states in the United States. However, there have been few judicial cases in the Republic of the Marshall

Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.

Because We Are Organized Under The Laws Of The Marshall Islands, It May Be Difficult To Serve Us With Legal Process Or Enforce Judgments Against Us, Our Directors Or Our Management.

We are organized under the laws of the Marshall Islands, and all of our assets are located outside of the United States. Our principal executive offices are located in Hong Kong and a majority of our directors and officers are residents outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against our directors or our management in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or our directors and officers.

Tax Risks

In addition to the following risk factors, you should read “Business—Taxation of the Company,” “Certain Material United States Federal Income Tax Considerations” and “Non-United States Tax Considerations” for a more complete discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of the Class A common shares.

U.S. Tax Authorities Could Treat Us As A “Passive Foreign Investment Company,” Which Could Have Adverse U.S. Federal Income Tax Consequences To U.S. Shareholders.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company,” or a PFIC, for such purposes in any taxable year for which either (a) at least 75% of its gross income consists of “passive income” or (b) at least 50% of the average value of the corporation’s assets is attributable to assets that produce or are held for the production of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property, rents and royalties (other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business) but does not include income derived from the performance of services.

There are legal uncertainties involved in determining whether the income derived from our time-chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Internal Revenue Code of 1986, as amended, or the Code. However, the Internal Revenue Service, or IRS, stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on the current composition of our assets and operations (and those of our subsidiaries), we intend to take the position that we are not now and have never been a PFIC, and our counsel, Perkins Coie LLP, is of the opinion that we should not be a PFIC based on applicable law, including the Code, legislative history, published revenue rulings and court decisions, and representations we have made to them regarding the composition of our assets, the source of our income and the nature of our activities and other operations following this offering. No assurance can be given, however, that the opinion of Perkins Coie LLP would be sustained by a court if contested by the IRS, or that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would face adverse tax consequences. For a more comprehensive discussion regarding our status as a PFIC and the tax consequences to U.S. shareholders if we are treated as a PFIC, please read “Certain Material United States Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—PFIC Status and Significant Tax Consequences.”

We, Or Any Of Our Subsidiaries, May Become Subject To Income Tax In Jurisdictions In Which We Are Organized Or Operate, Including The United States, Canada And Hong Kong, Which Would Reduce Our Earnings And Potentially Cause Certain Shareholders To Be Subject To Tax In Such Jurisdictions.

We intend that our affairs and the business of each of our subsidiaries will be conducted and operated in a manner that minimizes income taxes imposed upon us and our subsidiaries. However, there is a risk that we will be subject to income tax in one or more jurisdictions, including the United States, Canada and Hong Kong, if under the laws of any such jurisdiction, we or such subsidiary is considered to be carrying on a trade or business there or earn income that is considered to be sourced there and we do not or such subsidiary does not qualify for an exemption. Please read “Business—Taxation of the Company.” In addition, while we do not believe that we are, nor do we expect to be, resident in Canada, in the event that we were treated as a resident of Canada, shareholders who are non-residents of Canada may be or become subject to tax in Canada. Please read “Business—Taxation of the Company—Canadian Taxation” and “Non-United States Tax Considerations—Canadian Federal Income Tax Considerations.”

FORWARD-LOOKING STATEMENTS

Our disclosure and analysis in the prospectus concerning our operations, cash flows, and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties that are described more fully in this prospectus in the section titled “Risk Factors.” These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this prospectus. These statements include, among others, statements about:

•	future operating or financial results;

•	future growth prospects;

•	our business strategy and other plans and objectives for future operations;

•	our expectations relating to dividend payments and our ability to make such payments;

•

potential acquisitions, vessel financing arrangements and other investments, and our expected benefits from such transactions, including any acquisition opportunities, vessel financing arrangements and related benefits relating to our venture with GCI;

•	the effects of the acquisition of our Manager on our operations and results;

•	the effects of grants of stock appreciation rights to our chief executive officer and certain members of management on our general and administrative expenses;

•	the amount of any payments to the former owners of our Manager related to fleet growth;

•	operating expenses, availability of crew, number of off-hire days, dry-docking requirements and insurance costs;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•

our financial condition and liquidity, including our ability to borrow funds under our credit facilities, to refinance our existing credit facilities and to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•

our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, the delivery dates of new vessels, the commencement of service of new vessels under long-term time charter contracts or the useful lives of our vessels;

•	our continued ability to enter into primarily long-term, fixed-rate time charters with our customers, including for the September 2013 ROFR Vessels;

•	the allocation between us and GCI of the September 2013 ROFR Vessels;

•	the repurchase plan for our Series C preferred shares;

•	our ability to leverage to our advantage our relationships and reputation in the containership industry;

•	changes in governmental rules and regulations or actions taken by regulatory authorities, and the effect on our business of governmental regulations;

•	the financial condition of our shipbuilders, customers, lenders, refund guarantors and other counterparties and their ability to perform their obligations under their agreements with us;

•

the economic downturn and crisis in the global financial markets and potential negative effects of any recurrence of such disruptions on our customers’ ability to charter our vessels and pay for our services;

•	taxation of our company and of distributions to our shareholders;

•	potential liability from future litigation; and

•	other factors discussed in the section titled “Risk Factors.”

We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our securities.

USE OF PROCEEDS

We will receive net proceeds of approximately $73.5 million (or approximately $84.6 million if the underwriters exercise their option to purchase additional Class A common shares in full), after deducting underwriting discounts and estimated offering expenses for this offering. We intend to use the net proceeds from this offering for general corporate purposes, which may include funding vessel acquisitions.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2013, on an actual basis and on an as adjusted basis to give effect to this offering and the application of the net proceeds therefrom and from the Series D preferred share offering on November 8, 2013. Please read “Use of Proceeds.”

	SEPTEMBER 30, 2013
	ACTUAL	AS ADJUSTED(1)
	(unaudited) (dollars in thousands)
Cash and cash equivalents	$168,249	$289,869

Long-term debt (including current portion)	$3,110,500	$3,110,500
Other long-term liabilities (including current portion)(2)	621,690	621,690
Shareholders’ equity(3):
Share capital
Series A preferred shares, $0.01 par value; 315,000 shares authorized; 200,000 shares issued and outstanding
Series C preferred shares, $0.01 par value; 40,000,000 shares authorized; 13,680,000 shares issued and outstanding
Series D preferred shares, $0.01 par value; 20,000,000 shares authorized; 3,105,000 shares issued and outstanding, actual; 5,105,000 shares issued and outstanding, as adjusted(4)
Class A common shares, par value $0.01 per share, 200,000,000 shares authorized; 64,841,758 shares issued and outstanding, actual; 68,341,758 shares issued and outstanding, as adjusted(5)	818	873
Treasury shares (Class A common shares)	(373)	(373)
Additional paid-in capital	1,892,050	2,013,615
Deficit	(449,598)	(449,598)
Accumulated other comprehensive loss	(42,011)	(42,011)

Total shareholders’ equity	1,400,886	1,522,506

Total capitalization	$5,133,076	$5,254,696

(1)	As adjusted data reflects our issuance and sale of 3,500,000 Class A common shares in this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional Class A common shares in full and after making such related deductions, our as adjusted cash and cash equivalents, total shareholders’ equity and total capitalization would be approximately $301.0 million, $1.5 billion and $5.3 billion, respectively.
(2)	Other long-term liabilities represent amounts due under non-recourse or limited recourse sale-leaseback arrangements with financial institutions to fund certain operating vessels.
(3)	Excludes references to our Series B preferred shares, Series R preferred shares, Class B common shares and Class C common shares, all of which have no shares issued and outstanding.
(4)	Excludes up to 300,000 additional Series D preferred shares issuable to the underwriters in connection with a registered public offering on November 8, 2013 if such underwriters exercise in full their option to purchase additional shares.
(5)	Excludes additional shares we will issue in connection with our acquisition of our Manager in January 2012 for certain additional vessels the Manager (or its successor) orders or acquires prior to August 15, 2014. Please read “Certain Relationships and Related Party Transactions—Acquisition of Seaspan Management Services Limited.”

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table presents, in each case for the periods and as at the dates indicated, our selected historical consolidated financial and operating data.

The selected historical consolidated financial and operating data has been prepared on the following basis:

•

The historical consolidated financial and operating data as at December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 is derived from our audited consolidated financial statements and the notes thereto, which are contained in our Annual Report on Form 20-F for the year ended December 31, 2012, filed with the SEC on March 19, 2013, and incorporated by reference into this prospectus.

•

The historical financial and operating data as at December 31, 2010, 2009 and 2008 and for the years ended December 31, 2009 and 2008 is derived from our audited consolidated financial statements and the notes thereto, which are contained in our Annual Reports on Form 20-F for the years ended December 31, 2010 and 2009, filed with the SEC on March 30, 2011 and March 19, 2010.

•

The historical financial and operating data as at and for the nine months ended September 30, 2013 and 2012 is derived from our unaudited interim consolidated financial statements and the notes thereto, which are contained in our Reports on Form 6-K filed with the SEC on November 1, 2013 and November 9, 2012, and incorporated by reference into this prospectus.

The following table should be read together with, and is qualified in its entirety by reference to our financial statements and historical predecessor combined financial statements, and the notes thereto incorporated by reference into this prospectus. Certain information has been reclassified to conform to the financial statement presentation adopted in 2012.

	YEAR ENDED DECEMBER 31,					NINE MONTHS ENDED SEPTEMBER 30,
	2008	2009	2010	2011	2012	2012	2013
Statements of operations data (in thousands of dollars):
Revenue	$229,405	$285,594	$407,211	$565,610	$660,794	$491,011	$505,102
Operating expenses:
Ship operating	54,416	80,162	108,098	135,696	138,655	101,715	111,607
Depreciation and amortization	57,975	70,554	101,026	140,354	165,541	122,742	128,929
General and administrative	8,895	7,968	9,612	16,818	24,617	18,139	27,437
Operating lease	—	—	—	—	3,145	2,035	3,290
(Gain) loss on vessels	—	—	—	16,237	(9,773)	(9,773)	—

Operating earnings	108,119	126,910	188,475	256,505	338,609	256,153	233,839
Other expenses (income):
Interest expense	33,035	21,194	28,801	50,849	71,996	54,663	45,873
Interest income	(694)	(311)	(60)	(854)	(1,190)	(928)	(1,246)
Undrawn credit facility fee	5,251	4,641	4,515	4,282	1,516	1,348	1,798
Amortization of deferred charges	1,298	1,484	1,933	3,421	8,574	5,643	7,230
Change in fair value of financial instruments(1)	268,575	(46,450)	241,033	281,027	135,998	132,607	(51,791)
Equity loss on investment	—	—	—	1,180	259	217	117
Other expenses	—	1,100	—	—	151	281	1,059

Net earnings (loss)	$(199,346)	$145,252	$(87,747)	$(83,400)	$121,305	$62,322	$230,799

	YEAR ENDED DECEMBER 31,					NINE MONTHS ENDED SEPTEMBER 30,
	2008	2009	2010	2011	2012	2012	2013
Earnings (loss) per share:
Class A common share, basic	$(3.12)	$1.94	$(1.70)	$(2.04)	$0.84	$0.18	$2.66
Class A common share, diluted	(3.12)	1.75	(1.70)	(2.04)	0.81	0.18	2.30
Statements of cash flows data (in thousands of dollars):
Cash flows provided by (used in):
Operating activities	$124,752	$94,576	$153,587	$239,864	$311,183	$223,968	$225,719
Financing activities	523,181	312,059	529,680	832,293	(181,364)	(216,176)	(131,342)
Investing activities(2)	(634,782)	(409,520)	(782,448)	(625,253)	(229,564)	(226,415)	(307,506)
Selected balance sheet data (at period end, in thousands of dollars):
Cash and cash equivalents(2)	$136,285	$133,400	$34,219	$481,123	$381,378	$262,500	$168,249
Current assets(2)	141,711	146,053	46,764	519,998	463,930	344,391	388,013
Vessels(3)	3,126,489	3,485,350	4,210,872	4,697,249	4,863,273	4,904,089	4,957,938
Total assets	3,296,872	3,664,447	4,377,228	5,447,716	5,650,853	5,570,579	5,683,842
Long-term debt	1,721,158	1,883,146	2,396,771	2,995,729	3,090,944	3,097,132	3,110,500
Share capital(4)	668	679	691	838	804	772	818
Total shareholders’ equity	746,360	1,059,566	989,736	1,183,425	1,218,567	1,098,194	1,400,886
Other data:
Number of vessels in operation at period end	35	42	55	65	69	69	71
TEU capacity at period end	158,483	187,456	265,300	352,700	405,100	405,100	414,300
Fleet utilization rate(5)	99.3%	99.7%	98.7%	99.3%	98.9%	99.1%	97.9%

(1)	All of our interest rate swap agreements and swaption agreements are marked to market and the changes in the fair value of these instruments are recorded in earnings.
(2)	The balance sheet and cash flow data for 2012 and for the nine months ended September 30, 2012 has been recast to separately present balances of and movement in restricted cash, included in other assets, from cash and cash equivalents. This reclassification, which is immaterial, had no impact on the consolidated statement of operations data.
(3)	Vessel amounts include the net book value of vessels in operation and deposits on vessels under construction.
(4)	For a description of our capital stock, please read “Description of Capital Stock.”
(5)	Fleet utilization is based on number of operating days divided by the number of ownership days during the period.

THE INTERNATIONAL CONTAINERSHIP INDUSTRY

The information and data contained in this prospectus relating to the international container shipping industry has been provided by Clarkson Research Services Limited, or CRSL, and is taken from CRSL’s database and other sources. We do not have any knowledge that the information provided by CRSL is inaccurate in any material respect. CRSL has advised that: (a) some information in CRSL’s database is derived from estimates or subjective judgments; (b) the information in the databases of other maritime data collection agencies may differ from the information in CRSL’s database; (c) while CRSL has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures and may accordingly contain errors.

Overview of the Container Shipping Market

Container shipping is responsible for the movement of a wide range of goods between different parts of the world in a unitized form and, since its beginnings in the 1950s, containerization has become an integral part of the global economy. The use of containers in global trade has resulted in considerable production and efficiency gains and has become important to the process of globalization. A wide range of cargoes are transported by container but most notably container transportation is responsible for the shipment of a diverse selection of manufactured and consumer goods. These cargoes are transported by container to end users in all regions of the world, and in particular from key producing and manufacturing regions to end users in the world’s largest consumer economies. Participants in the container shipping industry include “liner” shipping companies, who operate container shipping services and in many instances own containerships, containership owners, often known as “charter owners”, who own containerships and charter them out to liner companies, and shippers who require the seaborne movement of containerized goods.

Containership Demand

The expansion of global container trade is heavily influenced by global economic growth, increases in economic consumption at a global and regional level, and the process of globalization. In 2008, global container trade peaked at 135 million TEU, having increased at a compound annual growth rate of 9.5% in the period 1998 to 2008. During this period rapid growth in exports from China drove a significant part of the increase in container trade, along with growth in container trade volumes in and out of Russia and the Baltic, and to and from other emerging markets such as Brazil. Intra-Asian container trade volumes also grew rapidly during this period. In 2009, global container trade was an estimated 122 million TEU following a significant contraction of 9.2% due to the worldwide recession. Global trade subsequently rebounded by 13.1% to 138 million TEU in 2010. Global trade grew by a further 7.2% in 2011 to stand at 148 million TEU, and reached 153 million TEU in 2012, representing growth of 3.2%. The rate of global trade growth is currently expected to stand at 4.8% in full year 2013 and 6.1% in 2014 although these projections are subject to a wide range of risks from the global economy.

Note: The full year 2013 and 2014 forecasts are as of the start of November 2013 and subject to change. Complete trade and economic data for 2013 is not yet available, estimates are subjective and there is no guarantee that current trends will continue.

Trade Routes and Growth Trends

Global container trade is spread over a range of long-haul, regional, and intra-regional routes, which can be separated into four categories. The individual “mainlane” container trades on the major east-west routes are the world’s largest in volume terms. The Transpacific trade route is the world’s largest container trade with 13.6% of the total container volume in 2012, followed by the Far East-Europe trade route and the Transatlantic trade route. Due to the higher cargo volumes on these routes, they are generally served by very large Post-Panamax ships with capacity of 8000 TEU and above, and by other large Post-Panamax and Panamax containerships generally with capacity from 8000 TEU down to approximately 4500 TEU. There are also some 3000-4500 TEU containerships which continue to serve these trades. Non-Mainlane east-west routes include trade lanes between the Indian Sub-Continent or the Middle East and North America, Europe or the Far East, and are generally served by a range of ship sizes, from smaller Post-Panamax containerships below 8000 TEU to vessels of Panamax size and below. North-south trade routes form the second layer of the global liner network, connecting the northern hemisphere with South America, Africa and Oceania, and are generally served by vessels of between 1000-5000 TEU, but also increasingly by vessels of 5000 TEU and above. Intra-regional trade routes include both intra-Asian and intra-European trades, where containerships below 3000 TEU in size generally provide the majority of transportation. Intra-Asian container trades collectively constitute the largest portion of global containership volumes. Ports involved in these trades, and some north-south trades, often impose infrastructural and other limitations on the vessel types that can be utilized, such as draft restrictions or the lack of availability of handling equipment. As mentioned above, 2012 experienced increased demand for global container trade, although the rate of volume growth slowed from 2011. Recent data suggests that European demand has begun to pick up, having proven weak through the first five months of 2013 and overall, the rate of global demand growth is projected to increase in full year 2013 from 2012. At present, gradually increasing container trade volumes are expected across trade lanes in 2014, although this projection is subject to a wide range of risks from the global economy.

Note: The full year 2013 and 2014 forecasts are as of the start of November 2013 and subject to change. Complete trade and economic data for 2013 is not yet available, estimates are subjective and there is no guarantee that current trends will continue.

Containership Supply

The most significant portion of the global container capable fleet is comprised of fully cellular containerships which as of November 1, 2013, totaled 5,135 vessels with an aggregate capacity of 17.1 million TEU. The remainder of the fleet is made up of a range of non-fully cellular vessel types, including multi-purpose vessels, or MPPs, capable of carrying container and breakbulk cargo, roll-on roll-off cargo vessels, or Ro-Ros, and general cargo vessels, which often have container carrying capacity. Unless noted otherwise, the remainder of the discussion in this section focuses on fully cellular containerships. As of November 1, 2013, liner companies accounted for the ownership of 52.4% of containership fleet capacity, and charter owners, who own containerships and charter them out for operation by liner companies, accounted for 47.6% of total fleet capacity.

Overall fully cellular containership standing slot capacity expanded at a compound annual growth rate of 10.5% in the period between the start of 1985 and end of 2009. Fully cellular fleet capacity is estimated to have expanded by 9.6% in 2010 and by 7.9% in 2011. Fully cellular fleet capacity grew by 5.9% in 2012, and is currently expected to grow by 7.0% in full year 2013 and 5.6% in 2014.

Note: The full year 2013 and 2014 forecasts are as of the start of November 2013. These figures are subject to change as a result of actual delivery delay and cancellation, re-negotiation of contracts and levels of scrapping. Due to technical and contractual issues, there is currently considerable uncertainty surrounding the delivery of the orderbook.

As of November 1, 2013, the containership orderbook comprised 479 vessels and 3.7 million TEU, representing 21.6% of the existing fleet in terms of capacity. The size of orderbook, however, differed widely across containership size segments, as demonstrated below, with the most significant portion of the orderbook as a proportion of existing fleet capacity being in the larger vessel sizes.

Containership Orderbook by Year of Delivery
		Total Orderbook			2013		2014		2015		2016		% Non- Delivery (2012)
Containership Type	Size (TEU)	Number	‘000 TEU	% of fleet	‘000 TEU	% of flt	‘000 TEU	% of flt	‘000 TEU	% of flt	‘000 TEU	% of flt
Post-Panamax	8000 & above	252	2,970.6	53.8%	187.0	3.4%	1,062.5	19.2%	1,327.4	24.0%	393.7	7.1%	14%
Post-Panamax	3000-7999	98	488.7	13.4%	118.9	3.3%	252.4	6.9%	91.9	2.5%	25.6	0.7%	33%
Panamax	3000 & above	11	38.3	1.0%	18.0	0.5%	14.1	0.4%	3.1	0.1%	3.1	0.1%	32%
Sub-Panamax	2000-2999	44	103.1	6.1%	19.3	1.1%	25.6	1.5%	48.4	2.9%	9.7	0.6%	35%
Handy	1000-1999	65	92.9	5.4%	8.5	0.5%	45.6	2.6%	32.1	1.8%	6.7	0.4%	30%
Feeder/Max	100-999	9	7.0	1.0%	4.6	0.7%	1.8	0.2%	0.6	0.1%			50%

Total	100+ TEU	479	3,700.5	21.6%	356.3	2.1%	1,402.0	8.2%	1,503.5	8.8%	438.7	2.6%	21%

Source: Clarkson Research, November 2013.

Note: Orderbook data is correct as of November 1, 2013 and does not take into account potential delivery problems. Going forward, the orderbook will be influenced by delays, cancellations and the re-negotiation of contracts. Due to these technical and contractual issues, there is currently considerable uncertainty surrounding the orderbook. The orderbook includes some orders originally scheduled for delivery prior to 2013.

Overall, since the start of 2000, the containership orderbook has represented an average of 37% of fully cellular fleet capacity. Towards the end of 2007, the containership orderbook as a proportion of fully cellular fleet capacity reached a high of 60.8%, decreasing to 50.6% at the start of 2009, 38.2% at the start of 2010 and 27.2% at the start of 2011 before increasing marginally to 30.4% at the start of July 2011, and then decreasing to 28.5% at the start of 2012, 21.2% at the start of 2013 and 21.6% as at the start of November 2013.

Note: Orderbook data is as of November 1, 2013. The historical orderbook is subject to change as a result of statistical reporting delays.

Although establishing accurate data is difficult, approximately 21% of scheduled deliveries in terms of TEU capacity expected to enter the fleet in 2012 at the start of that year have been confirmed as non-delivered during 2012. This figure was 50% for containerships below 1000 TEU in size, 32% for containerships between 1000 TEU and 2999 TEU, 32% for Panamax containerships and 18% for Post-Panamax containerships. This is partly due to statistical reporting delays but also because of delays in construction and cancellations of orders. The right-hand column of the previous table illustrates the difference between scheduled start year and actual containership deliveries in 2012. Delivering the orderbook presents a number of challenges, with factors both technical and financial facing both shipyards and owners contributing to delays in and cancellations of the containership scheduled deliveries.

In the period from 1996 to 2008, an average of 313 containership orders were placed each year, with the average annual level of capacity ordered totaling 1.2 million TEU. In 2007, a historical high level of 3.2 million TEU of containership capacity was ordered. In 2008 the volume of ordering slowed to 1.2 million TEU, while containership contracting activity in 2009 was negligible. Contracting activity picked up in the second half of 2010, taking total contracting in 2010 to 0.6 million TEU. Contracting levels remained high in the first half of 2011 and a total of 1.8 million TEU was contracted in the full year. Contracting activity in 2012 once again slowed and a total of 0.4 million TEU was contracted in the full year. In the first ten months of 2013, 203 containerships of a combined 1.7 million TEU were contracted.

In the period from 1996 to 2008, an average of 30 containerships was scrapped each year. A substantial volume of ageing containership capacity was sold for scrap in 2009, with the full year seeing 202 containerships with a combined capacity of 0.38 million TEU sold for scrap, significantly higher than historical levels. In 2010, 86 containerships with a combined capacity of 0.13 million TEU were sold for scrap and in 2011, 60 containerships with a combined capacity of 0.08 million TEU were sold for scrap. In 2012, 178 containerships with a combined capacity of 0.33 million TEU were sold for demolition. In the first ten months of 2013, 152 containerships of a combined 0.34 million TEU have been scrapped. As of November 1, 2013, the average age of a vessel in the containership fleet was 10.9 years. The majority of ageing containership capacity is at the smaller end of the fleet below 4000 TEU, where some capacity may be more at risk of becoming outdated as larger ships prove more efficient at serving increased trade volumes. Overall, 4.1% of containership fleet capacity is currently aged 20 years or more.

As a result of the slowdown in demand through 2009, the portion of the fleet not in operation (or “idle”) grew from 0.42 million TEU at the end of 2008 to peak at an estimated 1.52 million TEU of capacity in December 2009, representing approximately 572 vessels, according to AXS-Alphaliner, equal to 11.8% of the global fleet by capacity, according to Clarkson Research. However, the proportion of “idle” capacity declined through most of 2010 and the first half of 2011 as carriers reintroduced capacity on reactivated or newly implemented services, and in some cases upgraded capacity on existing services, to meet the apparent increase in trade volumes. However, owners once again increased the number of “idle” containerships in the second half of 2011 and by mid-March 2012, 302 containerships of a combined 0.91 million TEU were in lay-up according to AXS-Alphaliner, equal to 5.9% of the global fleet by capacity according to Clarkson Research. The total idled capacity has subsequently declined, with just over 3% of the global fleet by capacity (0.52 million TEU) in lay-up at the end of October 2013.

Following the downturn in container trade volumes in late 2008 and 2009, a significant number of container shipping services began to be operated by liner companies at slower vessel speeds than in the past, with additional ships added to services in order to maintain fixed regular port call schedules. This management of supply not only reduced liner company bunker costs but also helped absorb containership capacity, as “slow steamed” services offer the same amount of “running” capacity while requiring additional standing vessel capacity. As of November 2013, slow steaming remains in place on a range of container shipping services and appears to have been most prevalent on services on the longer mainlane trades such as the Far East-Europe and the Transpacific, where there is the greater possibility to add extra ships and adjust the service speed to an appropriate level, than on shorter-haul trades. Along with the idling of capacity, slow steaming of services was another of a range of initiatives to manage supply during the period of surplus capacity.

During this period, redeployment of supply across trade lanes has also been a key feature of the containership sector. With deliveries of new capacity dominated by larger containerships and trade volumes growing more rapidly on north-south and intra-regional trade lanes traditionally served by medium-sized and smaller containerships, a significant degree of vessel redeployment, known as “cascading” has been required. As new very large Post-Panamax vessels have been delivered into service on the Far East-Europe trade lane, vessels have been redeployed from the Far East-Europe to other trade lanes including the Transpacific, from where medium-sized capacity has in turn been redeployed notably to north-south trade lanes, from where in turn some smaller vessels have been redeployed to intra-regional trade lanes for example.

Containership Markets

Containership Time Charter Rates

Pricing of containership transportation services occurs against a background of a highly competitive global containership charter market. Containership charter rates depend on the supply of, and demand for, containership capacity, and can vary significantly from year to year. Containership economies of scale mean that the daily time charter rate per TEU for a larger containership is less than for a ship with lower TEU capacity. The containership charter market experienced significant upward movement in time charter rates in the period between the start of 2002 and the middle of 2005. The market recovered from the decreases in charter rates seen in 2001 to levels beyond previous market highs before decreasing again mid-way through 2005, stabilizing in the first half of 2006, and then slipping further during the second half of 2006. The first half of 2007 saw the containership charter market recover to rate levels similar to those seen in late 2005 and early 2006. However, the onset of the global economic downturn and the resulting slowdown in container trade growth created a relative oversupply of capacity, leading to a rapid decrease in containership earnings in the latter half of 2008, which continued in the first half of 2009, with earnings remaining depressed during the rest of the year. In 2010, containership charter rates registered an upward trend over the year as a whole and made further gains in early 2011 before decreasing sharply in the second half of 2011 and remaining depressed through 2012 and the first ten months of 2013. Based on an index covering a range of containership sizes, time charter daily rates improved 84% during 2010 only to decrease by around 29% during 2011 and remain relatively steady through 2012. The estimated one year time charter rate for a 3500 TEU containership at the end of December 2010 was $14,500 per day. At the end of December 2011, the rate had declined to $6,500 per day and after fluctuating slightly through the following year, it still stood at $6,500 per day at the end of 2012. By the end of October 2013, the benchmark time charter rate had increased marginally to $7,500 per day. This compares to a ten year historical average of $20,928 per day.

Note: Estimates based on market assessments for theoretical fully cellular ships by brokers. These estimates are based on a given point in time and are no guide to or guarantee of future rates. Geared vessels have their own cranes for the purpose of loading and unloading containers.

There are limitations and risks to future projections, depending on developments in the world economy and global trade patterns, and the development of ordering, deliveries and scrapping in the future. With the decrease in demand for container volume in 2009, supply far outweighed demand for the global movement of containers, causing significant downwards pressure on the entire container shipping sector. The impact of the differential between growth in demand and supply on the containership charter market pushed rates sharply downwards. Demand growth outpaced capacity expansion in 2010 leading to upwards pressure on rates, while supply growth and demand growth were relatively matched in 2011 on an annual basis. However, in 2012, and in the first ten months of 2013, demand growth has proven weaker than the growth in supply, and combined with the majority share of idle capacity constituted by charter owner vessels, this has suppressed any significant upwards movement in charter rates.

Vessel Values: The Newbuild & Secondhand Containership Market

Newbuild Prices:    The development of containership newbuild prices reflects both the demand for vessels as well as the cost of acquisition of new containerships by owners from shipyards, which is influenced by the cost of materials and labor, availability of shipbuilding capacity, and the impact of demand from other shipping sectors on shipyards. Economies of scale in containership building mean that the cost per TEU involved in building larger containerships is less than for vessels with smaller TEU capacity.

The newbuild price for a benchmark 6600 TEU containership increased from $60.0 million at the start of 2003 to a peak of $108.0 million in the period June to September 2008. However, following the onset of the global economic downturn, this figure fell to $66.0 million at the end of January 2010. By the end of 2010 it had increased to $79.5 million. The figure subsequently softened slightly in 2011, and continued to decrease, falling to $58.0 million at the end of 2012. By the end of October 2013 the benchmark newbuilding price estimate had risen slightly to $65.0 million. The ten year historical average price for a 6600 TEU containership newbuild is estimated at $83.1 million. The following graph shows the historical development of containership newbuild prices.

Note: Prices are evaluated at the end of each calendar month. Newbuild prices assume “European spec.”, standard payment schedules and “first class competitive yards” quotations.

Secondhand Prices:    Over the long-term, as the containership charter market has played an increasingly important role in the container shipping industry as a whole, the market for the sale and purchase of secondhand containerships has also expanded. Secondhand vessel prices are influenced by newbuild prices and also by vessel charter rates or earnings, although there is sometimes a lag in the relationship.

Activity on the secondhand market for containerships has grown from the relatively low levels of the past. A portion of this activity has been constituted by the sale of containerships by liner companies to charter owners. These sales have commonly been accompanied by “time charter back” arrangements whereby the liner company sells the vessel, removing the asset from its balance sheet, then, as part of the transaction, arranges a time charter of the vessel from the party to which it has sold the ship. The liquidity of the secondhand sales market is much greater for small and medium-sized containerships than for large vessels. Only 299 of the 1,749 secondhand containership sales recorded between the start of 2000 and the start of November 2013 have involved ships with 3000 TEU or more in capacity. Large containerships are generally newer, and more likely to remain owned by their original owner either for their own end use or on an initial relatively long-term charter.

Secondhand containership sales volumes show some volatility. In 2010, a total of 171 secondhand vessels with a combined capacity of 373,667 TEU were sold, while a total of 94 vessels with a combined 259,437 TEU were sold in 2011 and 152 vessels with a combined 253,988 TEU were sold in 2012. The following graph shows the development of secondhand prices for five-year old 3500 TEU, 1700 TEU and 1000 TEU containerships. Trends in secondhand prices for older containerships typically move according to similar cycles. The price for a benchmark five-year old 1700 TEU containership decreased from $37.5 million at the end of May 2008 to

$14.0 million at the end of 2009. There was an upward trend in secondhand containership prices in 2010 and the prices then remained steady in the first eight months of 2011, with the price of a benchmark 1700 TEU containership peaking at $24.0 million, before falling to $17.0 million by the end of 2011. The five-year old 1700 TEU price at the end of 2012 was estimated to be approximately $13.0 million and $14.25 million at the end of October 2013, compared to a ten year historical average of $24.7 million.

Note: Prices are evaluated at the end of each calendar month. There have been periods of uncertainty surrounding secondhand prices and the values provided between October 2008 and December 2009 are subject to wider than usual confidence margins.

BUSINESS

Overview

We are a leading independent charter owner and manager of containerships, which we charter primarily pursuant to long-term, fixed-rate time charters with major container liner companies. We operate a fleet of 71 containerships (including eight vessels under long-term leases), and we have entered into contracts for the purchase of an additional 16 newbuilding containerships, which have scheduled delivery dates through May 2016. Of our 16 newbuilding containerships, 13 will commence operation under long-term, fixed-rate charters upon delivery. We expect to enter into long-term charter contracts for the remaining newbuilding containerships in the near future. The average age of the 71 vessels in our operating fleet is approximately seven years.

Customers for our current operating fleet are COSCON, CSAV, CSCL Asia, HL USA, Hapag-Lloyd, K-Line, MSC, MOL, and Yang Ming. The customers for the 13 newbuilding containerships that are subject to charter contracts are Hanjin, MOL and Yang Ming Marine. Our primary objective is to continue to grow our business through accretive vessel acquisitions as market conditions allow. Please read “—Our Fleet” for more information about our vessels and time charter contracts. Most of our customers’ containership business revenues are derived from the shipment of goods from the Asia Pacific region, primarily China, to various export markets in the United States and in Europe.

We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. The charters on the 71 vessels in our operating fleet have an average remaining term of approximately six years, excluding the effect of charterers’ options to extend certain time charters.

In January 2012, we acquired our Manager, which provides us with all of our technical, administrative and strategic services. Our Manager also manages a limited number of vessels for third parties.

Our Fleet

Our Current Fleet

The following table summarizes key facts regarding our 71 operating vessels as of November 1, 2013:

VESSEL NAME	VESSEL CLASS (TEU)	YEAR BUILT	CHARTER START DATE	CHARTERER	LENGTH OF CHARTER	DAILY CHARTER RATE
						(in thousands)
COSCO Glory	13100	2011	6/10/11	COSCON	12 years	$55.0
COSCO Pride(1)	13100	2011	6/29/11	COSCON	12 years	55.0
COSCO Development	13100	2011	8/10/11	COSCON	12 years	55.0
COSCO Harmony	13100	2011	8/19/11	COSCON	12 years	55.0
COSCO Excellence	13100	2012	3/8/12	COSCON	12 years	55.0
COSCO Faith(1)	13100	2012	3/14/12	COSCON	12 years	55.0
COSCO Hope	13100	2012	4/19/12	COSCON	12 years	55.0
COSCO Fortune	13100	2012	4/29/12	COSCON	12 years	55.0
CSCL Zeebrugge	9600	2007	3/15/07	CSCL Asia	12 years	34.5(2)
CSCL Long Beach	9600	2007	7/6/07	CSCL Asia	12 years	34.5(2)
CSCL Oceania	8500	2004	12/4/04	CSCL Asia	12 years + one 3-year option	29.8(3)
CSCL Africa	8500	2005	1/24/05	CSCL Asia	12 years + one 3-year option	29.8(3)
COSCO Japan	8500	2010	3/9/10	COSCON	12 years + three 1-year options	42.9(4)
COSCO Korea	8500	2010	4/5/10	COSCON	12 years + three 1-year options	42.9(4)
COSCO Philippines	8500	2010	4/24/10	COSCON	12 years + three 1-year options	42.9(4)
COSCO Malaysia	8500	2010	5/19/10	COSCON	12 years + three 1-year options	42.9(4)
COSCO Indonesia	8500	2010	7/5/10	COSCON	12 years + three 1-year options	42.9(4)
COSCO Thailand	8500	2010	10/20/10	COSCON	12 years + three 1-year options	42.9(4)
COSCO Prince Rupert	8500	2011	3/21/11	COSCON	12 years + three 1-year options	42.9(4)
COSCO Vietnam(5)	8500	2011	4/21/11	COSCON	12 years + three 1-year options	42.9(4)
MOL Emerald	5100	2009	4/30/09	MOL	12 years	28.9
MOL Eminence	5100	2009	8/31/09	MOL	12 years	28.9

VESSEL NAME	VESSEL CLASS (TEU)	YEAR BUILT	CHARTER START DATE	CHARTERER	LENGTH OF CHARTER	DAILY CHARTER RATE
						(in thousands)
MOL Emissary	5100	2009	11/20/09	MOL	12 years	28.9
MOL Empire	5100	2010	1/8/10	MOL	12 years	28.9
MSC Veronique	4800	1989	11/25/11	MSC	5 years	10.0(6)
MSC Manu	4800	1988	11/15/11	MSC	5 years	10.0(6)
MSC Leanne	4800	1989	10/19/11	MSC	5 years	10.0(6)
MSC Carole	4800	1989	10/12/11	MSC	5 years	10.0(6)
MOL Excellence	4600	2003	6/13/13	MOL	2 years + one 1-year option	Market rate(7)
MOL Efficiency	4600	2003	7/4/13	MOL	2 years + one 1-year option	Market rate(7)
Brotonne Bridge(1)	4500	2010	10/25/10	K-Line	12 years + two 3-year options	34.3(8)
Brevik Bridge(1)	4500	2011	1/25/11	K-Line	12 years + two 3-year options	34.3(8)
Bilbao Bridge(1)	4500	2011	1/28/11	K-Line	12 years + two 3-year options	34.3(8)
Berlin Bridge(1)	4500	2011	5/9/11	K-Line	12 years + two 3-year options	34.3(8)
Budapest Bridge(1)	4500	2011	8/1/11	K-Line	12 years + two 3-year options	34.3(8)
Seaspan Hamburg	4250	2001	—(9)	—(9)	—(9)	—(9)
Seaspan Chiwan(10)	4250	2001	7/5/13	Yang Ming	Up to 7 months	Market rate(7)
Seaspan Ningbo	4250	2002	9/7/13	Hapag-Lloyd	Up to 30 months + one 8 to 12 month option	Market rate(7)
Seaspan Dalian	4250	2002	7/17/13	Hapag-Lloyd	Up to 30 months + one 6 to 12 month option	Market rate(7)
Seaspan Felixstowe	4250	2002	7/24/13	Hapag-Lloyd	Up to 30 months + one 6 to 12 month option	Market rate(7)
CSCL Vancouver	4250	2005	2/16/05	CSCL Asia	12 years	17.0
CSCL Sydney	4250	2005	4/19/05	CSCL Asia	12 years	17.0
CSCL New York	4250	2005	5/26/05	CSCL Asia	12 years	17.0
CSCL Melbourne	4250	2005	8/17/05	CSCL Asia	12 years	17.0
CSCL Brisbane	4250	2005	9/15/05	CSCL Asia	12 years	17.0
New Delhi Express	4250	2005	10/19/05	HL USA	3 years + seven 1-year extensions + two 1-year options(11)	18.0(12)
Dubai Express	4250	2006	1/3/06	HL USA	3 years + seven 1-year extensions + two 1-year options(11)	18.0(12)
Jakarta Express	4250	2006	2/21/06	HL USA	3 years + seven 1-year extensions + two 1-year options(11)	18.0(12)
Saigon Express	4250	2006	4/6/06	HL USA	3 years + seven 1-year extensions + two 1-year options(11)	18.0(12)
Lahore Express	4250	2006	7/11/06	HL USA	3 years + seven 1-year extensions + two 1-year options(11)	18.0(12)
Rio Grande Express	4250	2006	10/20/06	HL USA	3 years + seven 1-year extensions + two 1-year options(11)	18.0(12)
Santos Express	4250	2006	11/13/06	HL USA	3 years + seven 1-year extensions + two 1-year options(11)	18.0(12)
Rio de Janeiro Express	4250	2007	3/28/07	HL USA	3 years + seven 1-year extensions + two 1-year options(11)	18.0(12)
Manila Express	4250	2007	5/23/07	HL USA	3 years + seven 1-year extensions + two 1-year options(11)	18.0(12)
CSAV Loncomilla	4250	2009	4/28/09	CSAV	6 years	25.9
CSAV Lumaco	4250	2009	5/14/09	CSAV	6 years	25.9
CSAV Lingue	4250	2010	5/17/10	CSAV	6 years	25.9
CSAV Lebu	4250	2010	6/7/10	CSAV	6 years	25.9
Madinah(1)	4250	2009	—(13)	—(13)	—(13)	—(13)
COSCO Fuzhou	3500	2007	3/27/07	COSCON	12 years	19.0
COSCO Yingkou	3500	2007	7/5/07	COSCON	12 years	19.0
CSCL Panama	2500	2008	5/14/08	CSCL Asia	12 years	16.8(14)
CSCL São Paulo	2500	2008	8/11/08	CSCL Asia	12 years	16.8(14)
CSCL Montevideo	2500	2008	9/6/08	CSCL Asia	12 years	16.8(14)
CSCL Lima	2500	2008	10/15/08	CSCL Asia	12 years	16.8(14)
CSCL Santiago	2500	2008	11/8/08	CSCL Asia	12 years	16.8(14)
CSCL San Jose	2500	2008	12/1/08	CSCL Asia	12 years	16.8(14)
CSCL Callao	2500	2009	4/10/09	CSCL Asia	12 years	16.8(14)
CSCL Manzanillo	2500	2009	9/21/09	CSCL Asia	12 years	16.8(14)
Guayaquil Bridge	2500	2010	3/8/10	K-Line	10 years	17.9
Calicanto Bridge	2500	2010	5/30/10	K-Line	10 years	17.9

(1)	This vessel is leased pursuant to a lease agreement, which we used to finance the acquisition of the vessel.
(2)	CSCL Asia has a charter of 12 years with a charter rate of $34,000 per day for the first six years, increasing to $34,500 per day for the second six years.
(3)	CSCL Asia has an initial charter of 12 years with a charter rate of $29,500 per day for the first six years, $29,800 per day for the second six years, and $30,000 per day during the three-year option.
(4)	COSCON has an initial charter of 12 years with a charter rate of $42,900 per day for the initial term and $43,400 per day for the three one-year options.
(5)	The name of the Alianca Itapoa was changed to COSCO Vietnam in June 2013 in connection with the termination of the sub-charter from COSCON to Hamburg Süd.
(6)	MSC has a bareboat charter of five years with a charter rate of $10,000 per day for the first two years, increasing to $14,500 per day after two years. MSC has agreed to purchase the vessels for $5.0 million each at the end of the five-year bareboat charter terms. In addition, we pay a 1.25% commission to a broker on all bareboat charter payments for these charters.
(7)	Given that the term of the charter is less than three years (excluding any charterers’ option to extend the term), the vessel is being chartered at current market rates.
(8)	K-Line has an initial charter of 12 years with a charter rate of $34,250 per day for the first six years, increasing to $34,500 per day for the second six years, $37,500 per day for the first three-year option period and $42,500 per day for the second three-year option period.
(9)	The name of the CSAV Licanten was changed to Seaspan Hamburg in January 2013 in connection with the termination of the sub-charter from CSCL Asia to CSAV. This vessel commenced a new time charter in early November 2013 with Hapag-Lloyd at current market rates for a term up to 30 months plus one eight- to 12-month option.
(10)	The name of the CSCL Chiwan was changed to Seaspan Chiwan in July 2013. This vessel was redelivered to us in early November 2013 and is expected to commence a new time charter at the end of December 2013 with Hapag-Lloyd at current market rates for a term up to 30 months plus one eight- to 12-month option.
(11)	For these charters, the initial term was three years, which automatically extends for up to an additional seven years in successive one-year extensions unless HL USA elects to terminate the charters with two years’ prior written notice. HL USA would have been required to pay a fee of approximately $8.0 million to terminate a charter at the end of the initial term. The termination fee declines by $1.0 million per year per vessel in years four through nine. The initial terms of the charters for these vessels have expired, and these charters have been automatically extended pursuant to their terms.
(12)	HL USA had an initial charter of three years that automatically extends for up to an additional seven years in successive one-year extensions unless HL USA elects to terminate the charters with two years’ prior written notice, with a charter rate of $18,000 per day for the first one-year option remaining, increasing to $18,500 per day for the second one-year option remaining.
(13)	This vessel commenced a new time charter in early November 2013 with CSCL Asia at current market rates for a minimum term of approximately one month up to a maximum of approximately five months.
(14)	CSCL Asia has a charter of 12 years with a charter rate of $16,750 per day for the first six years, increasing to $16,900 per day for the second six years.

New Vessel Contracts

Our primary objective is to continue to grow our business through accretive vessel acquisitions as market conditions allow, and to enter into additional long-term, fixed-rate time charters for such vessels.

We have contracted to purchase 16 newbuilding containerships, which have scheduled delivery dates through May 2016. These vessels consist of the following, excluding the September 2013 ROFR Vessels:

Vessel	Vessel Class (TEU)	Length of Time Charter(1)	Charterer	Scheduled Delivery Date	Shipbuilder
Hull No. 983	10000	10 years + one 2-year option	Hanjin	2014	New Jiangsu
Hull No. 985	10000	10 years + one 2-year option	Hanjin	2014	Jiangsu Xinfu
Hull No. 993	10000	10 years + one 2-year option	Hanjin	2014	New Jiangsu
Hull No. 1006	10000	8 years + one 2-year option	MOL	2014	New Jiangsu and Jiangsu Xinfu
Hull No. 1008	10000	8 years + one 2-year option	MOL	2014	New Jiangsu and Jiangsu Xinfu
Hull No. 2638	14000	10 years + one 2-year option	Yang Ming Marine	2015	HHI
Hull No. 2640	14000	10 years + one 2-year option	Yang Ming Marine	2015	HHI
Hull No. 2642	14000	10 years + one 2-year option	Yang Ming Marine	2015	HHI
Hull No. 2643	14000	10 years + one 2-year option	Yang Ming Marine	2015	HHI
Hull No. 2645	14000	10 years + one 2-year option	Yang Ming Marine	2015	HHI
Hull No. 2647	14000	10 years + one 2-year option	Yang Ming Marine	2015	HHI
Hull No. 1037	14000	Minimum 6 years to maximum of 10 years + one 2-year option	Yang Ming Marine	2016	CSBC
Hull No. 1039	14000	Minimum 6 years to maximum of 10 years + one 2-year option	Yang Ming Marine	2016	CSBC

(1)	Each charter is scheduled to begin upon delivery of the vessel to the charterer

The September 2013 ROFR Vessels are 10000 TEU vessels, which will be built by shipbuilders New Jiangsu and Jiangsu Xinfu and are scheduled for delivery in 2015.

The following chart indicates the estimated number of vessels in our fleet based on scheduled delivery dates as of September 30, 2013, including the September 2013 ROFR Vessels.

	Scheduled for the year ended December 31,
	2013	2014	2015	2016
Owned and leased vessels, beginning of year	69	71	76	85
Deliveries	2	5	9	2

Total, end of year	71	76	85	87
Managed vessels, beginning of year	—	2	6	14
Deliveries	2	4	8	3

Total, end of year	2	6	14	17
Total Fleet	73	82	99	104
Approximate Total Capacity (TEU)	423,500	513,500	723,500	793,500

Our Competitive Strengths

We believe that we possess a number of competitive strengths that will allow us to capitalize on the opportunities in the containership industry, including the following:

•

Scale, Diversity and High Quality of Our Fleet.    We are one of the largest independent charter owners and managers of containerships and believe that the size of our fleet appeals to our customers and provides us cost savings through volume purchases and leverage in negotiating newbuilding contracts and accessing shipyard berths. Our operating fleet of 71 containerships has an average age of approximately seven years, which is significantly below the industry average of approximately 10 years. Our newbuilding containerships also will be subject to our high standards for design, construction quality and maintenance. The vessels in our current operating fleet range in size from 2500 TEU to 13100 TEU, and our 13100 TEU containerships are among the largest containerships in operation. All of our newbuilding containerships under construction are 10000 TEU and 14000 TEU containerships. We believe that our operational cost savings and leverage with shipyards is further enhanced by our investment in GCI.

•

Strong, Long-Term Relationships with High-Quality Customers, Including Leading Asian Container Liner Companies.    We have developed strong relationships with our customers, which include leading container liner companies. We believe we are the largest charterer of containerships to China, and we anticipate that Asian demand for containerships will continue to rebound and grow following the recent worldwide economic downturn. We attribute the strength of our customer relationships in part to our consistent operational quality, customer oriented service and historical average utilization of approximately 99% since our IPO in 2005.

•

Enhanced Stability of Cash Flows Through Long-Term, Fixed-Rate Time Charters.    Our vessels are primarily subject to long-term, fixed-rate time charters, which have an average remaining term of approximately six years. As a result, substantially all of our revenue is protected from the volatility of spot rates and short-term charters. To further promote cash flow stability, we have primarily placed newbuilding orders and purchased secondhand vessels when we have concurrently entered into long-term time charters with our customers. As at November 1, 2013, excluding any extensions of our time charters, we had an aggregate of approximately $6.2 billion of contracted future minimum revenue under existing fixed-rate time charters and interest income from sales-type capital leases. Our commercial arrangements allow Yang Ming Marine to reduce the number of newbuilding containerships to be delivered to us and chartered to Yang Ming Marine by up to three vessels. These commercial arrangements expire in August 2014. The contracted time charter revenue attributable to these three vessels is approximately $0.5 billion.

•

Proven Ability to Source Capital for Growth.    Since our IPO in 2005, we have successfully accessed capital to grow our fleet. Including our IPO, we have raised approximately $2.3 billion in public and private issuances of equity securities. In addition, we have secured credit and lease facilities with aggregate outstanding borrowings and commitments of $4.7 billion as of September 30, 2013. We also accessed capital during the recent worldwide economic downturn, including raising preferred share equity and entering into sale-leaseback financings. As of September 30, 2013 and assuming three of the five September 2013 ROFR Vessels are allocated to us pursuant to our right of first refusal with GCI, we had total remaining capital expenditures of approximately $1.4 billion relating to 16 newbuilding containerships. We expect to fund our remaining capital expenditures for these newbuilding vessels with our cash, approximately $446.0 million of availability under credit facilities associated with the newbuilding vessels as at September 30, 2013, and approximately $750.0 million of new debt financing that we expect to arrange in advance of vessel deliveries. We intend to continue to access existing capital, and to seek new sources of capital, to cost-effectively maintain and grow our fleet over the long term.

•

Significant Delivered Fleet Growth.    We have significantly grown our fleet since our IPO in August 2005. At that time, we had an operating fleet of 10 vessels with another 13 vessels on order, aggregating 116,950 TEU. We now have 71 vessels in operation and 16 newbuilding containerships on order, aggregating 606,300 TEU, an increase since our IPO of 418% in TEU capacity. The aggregate capacity of these 16 newbuilding vessels that we have contracted to purchase, with scheduled delivery dates through May 2016, represents approximately 46% of the aggregate capacity of our vessels currently in operation. We believe that our longstanding relationships with key constituents in the containership industry, including container liner companies, shipbuilders and shipping banks, as well as our investment in GCI, will enable us to continue sourcing newbuilding and secondhand vessel acquisition opportunities at terms attractive to us.

•

Experienced Management.    Our chief executive officer, chief operating officer and chief financial officer have over 60 years of combined professional experience in the shipping industry, and they have experience managing shipping companies through several economic cycles. The members of our management team have prior experience with many companies in the international ship management industry, such as China Merchants Group, Neptune Orient Lines, APL Limited, Safmarine Container Lines and Columbia Ship Management, and provide expertise across commercial, technical, financial and other functional management areas of our business. The acquisition of our Manager in January 2012 provides us direct control over these functions.

Our Business Strategies

We seek to continue to expand our business and increase our cash flow by employing the following business strategies:

•

Pursuing Long-Term, Fixed-Rate Charters.    We intend to continue to primarily employ our vessels under long-term, fixed-rate charters, which contribute to the stability of our cash flows. In addition, container liner companies typically employ long-term charters for strategic expansion into major trade routes, while using spot charters for shorter term discretionary needs. To the extent container liner companies expand their services into major trade routes, we believe we are well positioned to participate in their growth.

•

Expanding and Diversifying Our Customer Relationships.    Since our IPO, we have increased our customer base from two to 11 customers and have expanded our revenue from existing customers. We intend to continue to expand our existing customer relationships and to add new customers to the extent container liner companies increase their use of chartered-in vessels to add capacity in their existing trade routes and establish new trade routes. We believe that we will benefit from the expected growth of worldwide container shipping demand, especially in certain markets that we believe have high growth potential, such as Asia, where we have strong customer relationships. We also believe that our experience in working with container liner companies to provide ship design, construction supervision and chartering services will improve our ability to secure new customers.

•

Actively Acquiring Newbuilding and Secondhand Vessels.    We have increased, and intend to further increase, the size of our fleet through selective acquisitions of new and secondhand containerships that we believe will be accretive to our cash flow. We believe that entering into newbuilding contracts will continue our long-term fleet growth and provide modern vessels to our customers. In addition, we intend to continue to selectively consider any nearer-term growth opportunities to acquire high-quality secondhand vessels, primarily either with existing long-term charters or where we can enter into long-term charters concurrently with the acquisitions. We also intend to consider appropriate (a) partnering opportunities that would allow us to seek to capitalize on opportunities in the newbuilding and secondhand markets with more modest investments, and (b) business acquisitions, as well as the potential sale of any older vessels in our fleet as part of fleet renewal.

•

Maintaining Efficient Capital Structure.    We intend to pursue a financial strategy that aims to preserve our financial flexibility and achieve a low cost of capital so that we may take advantage of acquisition and expansion opportunities in the future while also meeting our existing obligations.

Carlyle Shipping-Focused Investment Vehicle

In March 2011, we invested in GCI, an investment vehicle established by an affiliate of global alternative asset manager The Carlyle Group, or Carlyle. GCI intends to invest up to $900 million equity capital in containership assets, primarily newbuilding vessels strategic to the People’s Republic of China, Taiwan, Hong Kong and Macau, or Greater China. We believe that the combination of our expertise and relationships in the containership market and Carlyle’s financial resources, global business network and access to capital enhance our ability to take advantage of growth opportunities in the containership market.

Although pricing has recently been increasing, we believe there exists significant excess capacity in Asian shipyards, and that, as a result of this excess capacity, shipyards are willing to provide pricing and design concessions for large newbuilding construction orders in the near term. The size of these orders likely exceeds the size of orders we would be able or willing to make on our own. As a result, we view our participation in GCI as a means of diversifying our capital sources and cost-effectively expanding our fleet. We believe that the combined scale of our business with GCI allows us to realize volume discounts for newbuilding orders, negotiate design improvements from shipyards and obtain more attractive vessel financing than we would otherwise be able to achieve on our own, thereby creating a competitive advantage for us. In addition, we believe we will benefit from additional operational economies of scale as we manage GCI’s existing and, once delivered, newbuilding vessels.

We believe that all of GCI’s containership investment opportunities identified by Gerry Wang, our chief executive officer and the chairman of the board of managers of GCI, will be subject to our right of first refusal agreement with GCI. We may exercise this right until March 31, 2015, unless it is terminated earlier as the result of certain triggering events, including if we exercise this right for more than 50% of the aggregate vessels subject to the right prior to specified dates. In addition, we have rights of first offer relating to certain containerships that GCI may propose to sell or dispose of.

GCI will invest up to $900 million equity capital in containership assets, of which we committed up to $100 million. We currently have an ownership interest in GCI of approximately 10% and, as of September 30, 2013, our investment in GCI totaled approximately $4.9 million. Since GCI’s formation, we have ordered 31 newbuilding vessels and four existing vessels, of which 15 have been allocated to us and 15 to GCI and the five September 2013 ROFR Vessels remain subject to allocation in relation to the right of first refusal agreement with GCI. For additional information about GCI and the right of first refusal, please read “Certain Relationships and Related Party Transactions—Our Investment in Carlyle Containership-Focused Investment Vehicle.”

Charters

General

We charter our vessels primarily under long-term, fixed-rate time charters. We charter four of our vessels under bareboat charters. The following table presents the number of vessels chartered by each of our customers as of September 30, 2013.

CUSTOMER	NUMBER OF VESSELS IN OUR CURRENT OPERATING FLEET	NUMBER OF VESSELS SCHEDULED TO BE DELIVERED	TOTAL VESSELS UPON ALL DELIVERIES
Time charters
CSCL Asia	18	—	18
HL USA	9	—	9
COSCON	18	—	18
CSAV	4	—	4
Hapag Lloyd	3	—	3
MOL	6	2	8
K-Line	7	—	7
Yang Ming	2	—	2
Hanjin	—	3	3
Yang Ming Marine	—	8	8

Total time charters	67	13	80
MSC (bareboat charters)	4	—	4
September 2013 ROFR Vessels (no charters)	—	3	3

Total fleet	71	16	87

Time Charters and Bareboat Charters

A time charter is a contract for the use of a vessel for a fixed period of time at a specified daily rate. Under a time charter, the vessel owner provides crewing and other services related to the vessel’s operation, the cost of which is included in the daily rate; the charterer is responsible for substantially all of the vessel voyage expenses, such as fuel (bunkers) cost, port expenses, agents’ fees, canal dues, extra war risk insurance and commissions.

Our four 4800 TEU vessels are chartered by MSC under bareboat charters. A bareboat charter is a contract for the use of a vessel for a fixed period of time at a specified amount. Under a bareboat charter, the charterer is responsible for providing crewing and other services related to the vessel’s operation, as well as vessel voyage expenses.

The initial term for a time or bareboat charter commences on the vessel’s delivery to the charterer. Under all of our time charters, the charterer may also extend the term for periods in which the vessel is off-hire. The current charter periods and any applicable extension options are included above under “—Our Fleet.” Under our bareboat charters with MSC, MSC has agreed to purchase each vessel for $5.0 million at the end of the five-year bareboat charter terms.

With respect to the vessels on charter to HL USA, CP Ships Limited has provided a guarantee of the obligations and liabilities of HL USA under each time charter and Hapag-Lloyd AG has provided a guarantee of the obligations and liabilities of CP Ships Limited under the original guarantee. For the vessels on charter to CSCL Asia, CSCL Hong Kong and CSCL have each provided a guarantee of the obligations and liabilities of CSCL Asia under each time charter.

Hire Rate

“Hire rate” refers to the basic payment from the charterer for the use of the vessel. Under all of our time charters, hire rate is payable, in advance, in U.S. dollars, as specified in the charter. The hire rate is a fixed daily amount that may increase, or decrease, in some cases, at varying intervals during the term of the charter and any extension to the term. Payments generally are made in advance on a monthly or semi-monthly basis. The charter hire rate may be reduced in certain instances as a result of added cost to the charterer due to vessel performance deficiencies in speed or fuel consumption. We have had no instances of such hire rate reductions.

Operations and Expenses

Our Manager operates our vessels and is responsible for vessel operating expenses, which include technical management, crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses and capital expenses, including normally scheduled dry-docking of the vessels. The charterer generally pays the voyage expenses, which include all expenses relating to particular voyages, such as fuel (bunkers) cost, port expenses, agents’ fees, canal dues, extra war risk insurance and commissions.

Off-Hire

When a vessel is “off-hire,” or not available for service, the charterer generally is not required to pay the hire rate, and we are responsible for all costs, including the cost of fuel bunkers, unless the charterer is responsible for the circumstances giving rise to the vessel’s lack of availability. A vessel generally will be deemed to be off-hire when there is an event preventing the full working of the vessel due to, among other things:

•	operational deficiencies not due to actions of the charterers or their agents;

•	dry-docking for repairs, maintenance or inspection;

•	equipment or machinery breakdowns, abnormal speed and construction conditions;

•	delays due to accidents for which the vessel owner, operator or manager is responsible, and related repairs;

•	crewing strikes, labor boycotts caused by the vessel owner, operator or manager, certain vessel detentions or similar problems; or

•	a failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.

Under most of our time charters, if a vessel is off-hire for a specified number of consecutive days or for a specified aggregate number of days during a 12-month period, the charterer has the right to cancel the time charter with respect to that vessel. Under some charters, if a vessel is off-hire for specified reasons for a prolonged period, we are obligated to charter a substitute vessel and to pay any difference in hire cost of the charter for the duration of the substitution. The periods of off-hire that trigger such termination rights exclude, in addition to any other specific exclusions in the charter, off-hire for routine dry-dockings or non-compliance with regulatory obligations. Our charter contracts generally provide for hire adjustments for vessel performance deficiencies such as those in speed or fuel consumption, with prolonged performance deficiencies giving the charterer a termination right under some charters.

Ship Management and Maintenance

Under each of our time charters, we are responsible for the operation and management of each vessel, including maintaining the vessel, periodic dry-docking, cleaning and painting and performing work required by regulations. We also provide limited ship management services to Dennis R. Washington’s personal vessel owning companies and have agreed to provide ship management and construction supervision services to GCI.

We focus on risk reduction, operational reliability and safety. We believe we achieve high standards of technical ship management by, among other methods:

•	developing a minimum competency standard for seagoing staff;

•	standardizing equipment used throughout the fleet, thus promoting efficiency and economies of scale;

•

implementing a voluntary vessel condition and maintenance monitoring program (our Manager was the first in the world to achieve accreditation by vessel classification society Det Norske Veritas on its hull planned maintenance system);

•	recruiting officers and ratings through an affiliate based in India that has a record of employee loyalty and high retention rates among its employees;

•	implementing an incentive system to reward staff for the safe operation of vessels; and

•	initiating and developing a cadet training program.

Our staff has skills in all aspects of ship management and experience in overseeing new vessel construction, vessel conversions and general marine engineering, and previously worked in various companies in the international ship management industry, including China Merchants Group, Neptune Orient Lines, Teekay Corporation, Safmarine Container Lines and Columbia Ship Management. A number of senior officers also have sea-going experience, having served aboard vessels at a senior rank. In all training programs, we place an emphasis on safety and regularly train our crew members and other employees to meet our high standards. Shore-based personnel and crew members are trained to be prepared to respond to emergencies related to life, property or the environment.

Termination; Change of Control

We are generally entitled to withdraw a vessel from service to a charterer if the charterer defaults in its payment obligations, without prejudice to other claims for hire against the charterers. Some of our charterers also have the right to terminate the time charters in circumstances other than extended periods of off-hire as noted above. Under some of our time charters, the customer has the right to prior notice of or consent to any material change in our ownership or voting control.

Sale and Purchase of Vessels

Under some of our time charters, the customer has the right to prior notice of or consent to any proposed sale of the applicable vessel, which consent cannot be unreasonably withheld. A limited number of charters provide the charterer with a right of first refusal for the proposed vessel sale, which would require us to offer the vessel to the charterer prior to selling it to another entity. Sub-charters do not affect our ability to sell our time-chartered vessels. Our commercial arrangements allow Yang Ming Marine to reduce the number of newbuilding containerships to be delivered to us and chartered to Yang Ming Marine by up to three vessels. These commercial arrangements expire in August 2014. If Yang Ming Marine were to exercise all of these rights, we would not receive delivery of the three vessels. Yang Ming Marine also has the right to purchase these vessels from us upon expiration of the time charters, at a price that provides an agreed upon minimum rate of return to us.

Hull and Machinery, Loss of Hire and War Risks Insurance

We maintain marine hull and machinery and war risks insurance, which covers the risk of actual or constructive total loss and partial loss, for all of our vessels. Each of our vessels is covered up to at least fair market value with certain deductibles applied per vessel per claim. We achieve this overall loss coverage by maintaining nominal increased value coverage for each of our vessels, under which coverage, in the event of total loss of a vessel, we will be entitled to recover amounts not recoverable under the hull and machinery policy due to underinsurance. We have not obtained, and do not intend to obtain, loss-of-hire insurance covering the loss of revenue during extended off-hire periods. We believe that this type of coverage is not economical and is of limited value to us. However, we evaluate the need for such coverage on an ongoing basis, taking into account insurance market conditions and the employment of our vessels. The charterer generally pays extra war risk insurance and commissions when the vessel is ordered by the charterer to enter a notified war exclusion trading area.

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I associations, which insure our third-party and crew liabilities in connection with our shipping activities. Coverage includes third-party liability, crew liability and other related expenses resulting from the abandonment, injury or death of crew, passengers and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by P&I associations. Subject to the limit for pollution discussed below, our coverage is nearly unlimited, but subject to the rules of the particular protection and indemnity insurer.

Our protection and indemnity insurance coverage for pollution is up to $1.0 billion per vessel per incident. The 13 P&I associations that comprise the International Group insure approximately 90% of the world’s commercial blue-water tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. As a member of a mutual P&I association, which is a member or affiliate of the International Group, we are subject to calls payable to the associations based on the International Group’s claim records as well as the claim records of all other members of the individual associations.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters based upon price, customer relationships, operating and technical expertise, professional reputation and size, age and condition of the vessel.

Competition for providing new containerships for chartering purposes comes from a number of experienced shipping companies, including direct competition from other independent charter owners and indirect competition from state-sponsored and other major entities with their own fleets. Some of our competitors have significantly greater financial resources than we do and can operate larger fleets and may be able to offer better charter rates. An increasing number of marine transportation companies have entered the containership sector, including many with strong reputations and extensive resources and experience. This increased competition may cause greater price competition for time charters.

Seasonality

Our vessels primarily operate under long-term charters and are generally not subject to the effect of seasonal variations in demand, except where such charters have expired and we are seeking to re-charter a vessel on a short-term basis.

Inspection by Classification Societies

Every seagoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake the surveys on application or by official order, acting on behalf of the authorities concerned.

Each vessel is inspected by a surveyor of the classification society in three surveys of varying frequency and thoroughness: every year for annual surveys, every two to three years for intermediate surveys, and every five years for special surveys. If any defects are found, the classification surveyor will issue a “condition of class” or a “requirement” for appropriate repairs that have to be made by the shipowner within the time limit prescribed. Vessels may be required, as part of the annual and intermediate survey process, to be dry-docked for inspection of the underwater portions of the vessel and for necessary repair stemming from the inspection. Special surveys always require dry-docking. The classification society also undertakes on request other surveys and inspections that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case or to the regulations of the country concerned.

Environmental and Other Regulations

Government regulation significantly affects our business and the operation of our vessels. We are subject to international conventions and codes, and national, state, provincial and local laws and regulations in the jurisdictions in which our vessels operate or are registered, including, among others, those governing the generation, management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions and water discharges.

A variety of government, quasi-government and private entities require us to obtain permits, licenses or certificates for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend the operation of one or more of our vessels in one or more ports.

Increasing environmental concerns have created a demand for vessels that conform to the strictest environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States, Canadian and international regulations and with flag state administrations.

The following is an overview of certain material governmental regulations that affect our business and the operation of our vessels. It is not a comprehensive summary of all government regulations to which we are subject.

International Maritime Organization (or IMO)

The IMO is the United Nations’ agency for maritime safety. The IMO has negotiated international conventions that impose liability for pollution in international waters and a signatory’s territorial waters. For example, the IMO’s International Convention for the Prevention of Pollution from Ships, or MARPOL, imposes environmental standards on the shipping industry relating to, among other things, pollution prevention and procedures, technical standards, oil spills management, transportation of marine pollutants and air emissions. Annex VI of MARPOL, which regulates air pollution from vessels, sets limits on sulfur oxide, nitrogen oxide and particulate matter emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. We believe all of our vessels currently are Annex VI compliant. Annex VI also includes a global cap on the sulfur content of fuel oil with a lower cap on the sulfur content applicable inside Emission Control Areas, or ECAs. Already established ECAs include the Baltic Sea, the North Sea, including the English Channel, the North American area and the U.S. Caribbean Sea area (the latter to enter into effect on January 1, 2014). Additional geographical areas may be designated as ECAs in the future. Annex VI calls for incremental reductions in sulfur in fuel between 2012 and 2020 (or 2015 in the case of ECAs), and the use of advanced technology engines designed to reduce emissions of nitrogen oxide, with a “Tier II” emission limit applicable to engines installed on or after January 1, 2011 and a more stringent “Tier III” emission limit applicable to engines installed on or after 2016 operating in nitrogen oxide ECAs. The “Tier III” emission limit may be delayed until 2021, and a decision is currently expected to be made by the IMO in the spring of 2014. These amendments or other changes could require modifications to our vessels to achieve compliance, and the cost of compliance may be significant to our operations. With regard to greenhouse gas emissions, there have been discussions in the IMO for the adoption of a market-based mechanism for the reduction of carbon emissions from vessels, such as an emissions trading system or an international greenhouse gas contribution fund, with contributions being based on bunker fuel purchases. The IMO adopted technical and operational measures for the reduction of greenhouse gas emissions that became effective on January 1, 2013. These include the “Energy Efficiency Design Index,” which is mandatory for newbuilding vessels, and the “Ship Energy Efficiency Management Plan,” which is mandatory for all vessels.

The IMO’s International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, imposes, subject to limited exceptions, strict liability on vessel owners for pollution damage in jurisdictional waters of ratifying states, which does not include the United States, caused by discharges of “bunker oil.” The Bunker Convention also requires owners of registered vessels over a certain size to maintain insurance for pollution damage in an amount generally equal to the limits of liability under the applicable national or international limitation regime. We believe our vessels comply with the Bunker Convention.

The IMO’s International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, would require the installation of ballast water treatment systems on certain newbuilding vessels for which the keel is laid after January 1, 2012 and for existing vessels prior to their first renewal survey after January 1, 2016. The BWM Convention will become effective, on a retroactive basis, 12 months after it has been adopted by a specified threshold of member states representing at least 35% of the world’s shipping tonnage. If the BWM Convention is adopted, we may be required to incur significant costs to install these ballast water treatment plants on all our vessels before the applicable due dates.

The IMO also regulates vessel safety. The International Safety Management Code, or the ISM Code, requires vessel owners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. A Safety Management Certificate is issued under the provisions of the International Convention for the Safety of Life at Sea, or SOLAS, to each vessel with a Safety Management System verified to be in compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. All of the vessels in our fleet are ISM Code-certified.

Increasingly, various regions are adopting additional, unilateral requirements on the operation of vessels in their territorial waters. These regulations, such as those described below, apply to our vessels when they operate in the relevant regions’ waters and can add to operational and maintenance costs, as well as increase the potential liability that applies to violations of the applicable requirements.

United States

The United States Oil Pollution Act of 1990 and CERCLA

The United States Oil Pollution Act of 1990, or OPA, establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, governs spills or releases of hazardous substances other than petroleum or petroleum products. Under OPA and CERCLA, vessel owners, operators and bareboat charterers are jointly and, subject to limited exceptions, strictly liable for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil or hazardous substances, as applicable, from their vessels. OPA and CERCLA define these damages broadly to include certain direct and indirect damages and losses, including but not limited to assessment of damages, remediation, damages to natural resources such as fish and wildlife habitat, and agency oversight costs.

Under OPA and CERCLA, the liability of responsible parties is limited to a specified amount, which is periodically updated. Under both OPA and CERCLA, liability is unlimited if the incident is caused by gross negligence, willful misconduct or a violation of certain regulations.

We maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage it could harm our business, financial condition and results of operation. Vessel owners and operators must establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential aggregate liabilities under OPA and CERCLA. Evidence of financial responsibility may be demonstrated by showing proof of insurance, surety bonds, self-insurance or guarantees. We have obtained the necessary U.S. Coast Guard regulation and financial assurance certificates for each of our vessels currently in service and trading to the United States. Owners or operators of certain vessels operating in U.S. waters also must prepare and submit to the U.S. Coast Guard a response plan for each vessel, which plan, among other things, must address a “worst case” scenario environmental discharge and describe crew training and drills to address any discharge. Each of our vessels has the necessary response plans in place.

OPA and CERCLA do not prohibit individual states from imposing their own liability regimes with regard to oil pollution or hazardous substance incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for spills. In some cases, states that have enacted such legislation have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

Clean Water Act

The Clean Water Act, or CWA, establishes the basic structure for regulating discharges of pollutants into the waters of the United States and regulating quality standards for surface waters. Under the CWA, it is unlawful to discharge any pollutant from a point source into navigable waters without a permit. The U.S. Environmental Protection Agency, or the EPA, requires certain vessels to comply with a Vessel General Permit, or VGP, before the vessel can legally operate and discharge wastewaters, including ballast water, in U.S. waters. We have submitted appropriate filings to obtain coverage under the VGP.

The current VGP was issued in December 2008 and expires on December 19, 2013. A new VGP was issued in March 2013 and will become effective on December 19, 2013. In addition to the ballast water best management practices required under the 2008 VGP, the 2013 VGP contains numerical technology-based ballast water effluent limitations that will apply to certain commercial vessels with ballast water tanks. For certain existing vessels, EPA has adopted a staggered implementation schedule to require vessels to meet the ballast water effluent limitations by the first dry-docking after January 1, 2014 or January 1, 2016, depending on the vessel size. Vessels that are constructed after December 1, 2013 are subject to the ballast water numerical effluent limitations immediately upon the effective date of the 2013 VGP. The CWA authorizes civil and criminal penalties for discharging pollutants without a permit, failure to meet any requirement of a permit, and also allows for citizen suits against violators. The CWA does not prohibit individual states from imposing more stringent conditions, which many states have done. We comply with the existing, and intend to comply with the new, VGP, and we do not currently believe that the costs associated with obtaining such permits and complying with their obligations will have a material impact on our operations or financial results.

In addition, the Act to Prevent Pollution from Ships, or APPS, implements various provisions of MARPOL and applies to larger foreign-flag ships when operating in U.S. waters. The regulatory mechanisms established in APPS to implement MARPOL are separate and distinct from the CWA and other federal environmental laws. Civil and criminal penalties may be assessed under APPS for non-compliance.

Additional Ballast Water Regulations

The United States National Invasive Species Act, or NISA, and the U.S. Coast Guard’s regulations enacted under NISA, impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters, including a limit on the concentration of living organisms in ballast water discharged in such waters. Newbuilding vessels constructed after December 1, 2013 are required to have a ballast water treatment system installed, and existing vessels are required to have a ballast water treatment system installed on the first scheduled dry-dock after January 1, 2016. The U.S. Coast Guard regulations also require vessels to maintain a ballast water management plan that is specific for that vessel and assigns responsibility to the master or appropriate official to understand and execute the ballast water management strategy for that vessel. Individual U.S. states have also enacted laws to address invasive species through ballast water and hull cleaning management and permitting requirements. For the vessels that will be subject to the requirements, under CWA or otherwise, the estimated cost to fit a ballast water treatment system ranges from approximately $0.5 million to $0.7 million for a Panamax size vessel and below, and from approximately $0.7 million and $0.9 million for a post-Panamax size.

Clean Air Act

The Clean Air Act, or the CAA, and its implementing regulations subjects our vessels to vapor control and recovery requirements when cleaning fuel tanks and conducting other operations in regulated port areas and to air emissions standards for our engines while operating in U.S. waters. The EPA has adopted standards that apply to certain engines installed on U.S. vessels and to marine diesel fuels produced and distributed in the United States. These standards, which are being implemented in two stages (effective in 2011 and 2016, respectively), are consistent with Annex VI of MARPOL and establish significant reductions for vessel emissions of particulate matter, sulfur oxides and nitrogen oxides.

The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and industrial areas. Several SIPs regulate emissions from degassing operations by requiring the installation of vapor control equipment on vessels. California has enacted regulations which apply to ocean-going vessels’ engines when operating within 24 miles of the California coast and require operators to use low sulfur fuels. California also approved regulations to reduce emissions from diesel auxiliary engines on certain ocean-going vessels while in California ports, including container ship fleets that make 25 or more annual visits to California ports. These federal and state requirements may increase our capital expenditures and operating costs while in applicable ports. As with other U.S. environmental laws, failure to comply with the Clean Air Act may subject us to enforcement action, including payment of civil or criminal penalties and citizen suits.

Canada

Canada has established a complex regulatory enforcement system under the jurisdiction of various ministries and departments for preventing and responding to a marine pollution incident. The principal statutes of this system prescribe measures to prevent pollution, mandate remediation of marine pollution, and create civil, administrative and quasi-criminal liabilities for those responsible for a marine pollution incident.

Canada Shipping Act, 2001

The Canada Shipping Act, 2001, or CSA 2001, is Canada’s primary legislation governing marine transport, pollution and safety. CSA 2001 applies to all vessels operating in Canadian waters and in the Exclusive Economic Zone of Canada. CSA 2001 requires ship-owners to have in place an arrangement with an approved pollution response organization. Vessels must carry a declaration, which identifies the vessel’s insurer and confirms that an arrangement with a response organization is in place. CSA 2001 also makes it a strict liability offense to discharge from a vessel a pollutant, including, among other things, oil. Vessels must have a shipboard oil pollution plan and implement the same in respect of an oil pollution incident. CSA 2001 provides the authorities with broad discretionary powers to enforce its requirements, and violations of CSA 2001 requirements can result in significant administrative and quasi-criminal penalties. CSA 2001 authorizes the detention of a vessel where there are reasonable grounds for believing that the vessel caused marine pollution or that an offense has been committed. Canada’s Department of Transport has also enacted regulations on ballast water management under CSA 2001. These regulations require the use of management practices, including mid-ocean ballast water exchange. Each of our vessels is currently CSA 2001 compliant.

Canadian Environmental Protection Act, 1999

The Canadian Environmental Protection Act, or CEPA, regulates water pollution, including disposal at sea and the management of hazardous waste. CEPA prohibits the disposal or incineration of substances at sea except with a permit issued under CEPA, the importation or exportation of a substance for disposal at sea without a permit, and the loading on a ship of a substance for disposal at sea without a permit. Contravention of CEPA can result in administrative and quasi-criminal penalties, which may be increased if damage to the environment results and the person acted intentionally or recklessly. A vessel also may be seized or detained for contravention of CEPA’s prohibitions. Costs and expenses of measures taken to remedy a condition or mitigate damage resulting from an offense are also recoverable. CEPA establishes liability to the Canadian government authorities that incur costs related to restoration of the environment, or to the prevention or remedying of environmental damage, or an environmental emergency. Limited defenses are provided but generally do not cover violations arising from ordinary vessel operations.

Marine Liability Act

The Marine Liability Act, or MLA, is the principal legislation dealing with liability of ship-owners and operators in relation to passengers, cargo, pollution and property damage. The MLA implements various international maritime conventions and creates strict liability for a vessel owner for damages from oil pollution from a ship, as well as for the costs and expenses incurred for clean-up and preventive measures. Both governments and private parties can pursue vessel owners for damages sustained or incurred as a result of such an incident. Although the act does provide some limited defenses, they are generally not available for spills or pollution incidents arising out of the routine operation of a vessel. The act limits the overall liability of a vessel owner to amounts that are determined by the tonnage of the containership. The MLA also provides for the creation of a maritime lien over foreign vessels for unpaid invoices to ship suppliers operating in Canada.

Wildlife Protection

The Migratory Birds Convention Act, or MBCA, implements Canada’s obligations under a bilateral treaty between the United States and Great Britain (on behalf of Canada) designed to protect migrating birds that cross North American land and water areas. The MBCA prohibits the deposit of any substance that is harmful to migratory birds in any waters or area frequented by migratory birds. A foreign vessel involved in a violation may be detained within Canada’s Exclusive Economic Zone with the consent of the attorney general. The Fisheries Act prohibits the destruction of fish habitat or the deposit of a deleterious substance in waters frequented by fish. The owner of a deleterious substance, the person having control of the substance and the person causing the spill must report the spill and must take all reasonable measures to prevent or remedy adverse effects resulting from a spill. The Species at Risk Act protects endangered aquatic species and migratory birds and their designated critical habitat. Violations of these Acts can be committed by a person or a vessel and may result in significant administrative and quasi-criminal penalties.

British Columbia’s Environmental Management Act

British Columbia’s Environmental Management Act, or EMA, governs spills or releases of waste into the environment within the province in a manner or quantity that causes pollution. EMA imposes absolute, retroactive, joint and separate liability for remediation of a contaminated site. Provincial government authorities have powers to order remediation of contamination and any person, including, among others, the government, who incurs costs remediating contamination caused by others has a civil cause of action for cost recovery against the polluters. Significant administrative and quasi-criminal penalties can also be imposed under EMA if a person causes damage to the aquatic, ambient or terrestrial environment.

China

Pursuant to new regulations that became effective January 1, 2012, prior to our vessels entering any ports in the People’s Republic of China, or the PRC, we are required to enter into pollution clean-up agreements with pollution response companies approved by the PRC. Through a local agency arrangement, we have contracted with approved companies. These pollution clean-up agreements are not required if the vessel is only passing through PRC waters.

European Union Requirements

In waters of the European Union, or the EU, our vessels are subject to regulation EU-level directives implemented by the various nations through laws and regulations of these requirements. These laws and regulations prescribe measures, among others, to prevent pollution, protect the environment and support maritime safety. For instance, the EU has adopted directives that require member states to refuse access to their ports to certain sub-standard vessels, according to various factors, such as the vessel’s condition, flag, and number of previous detentions. Member states must, among other things, inspect minimum percentages of vessels using their ports annually (based on an inspection “share” of the relevant member state of the total number of inspections to be carried out within the EU and the Paris Memorandum of Understanding on Port State Control region), inspect all vessels which are due for a mandatory inspection (based, among other things, on their type, age, risk profile and the time of their last inspection) and carry out more frequent inspections of vessels with a high risk profile. If deficiencies are found that are clearly hazardous to safety, health or the environment, the state is required to detain the vessel or stop loading or unloading until the deficiencies are addressed. Member states are also required to implement their own separate systems of proportionate penalties for breaches of these standards.

Our vessels are also subject to inspection by appropriate classification societies. Classification societies typically establish and maintain standards for the construction and classification of vessels, supervise that construction is according to these standards, and carry out regular surveys of ships in service to ensure compliance with the standards. The EU has adopted directives that provide member states with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of classification societies that are negligent in their duties. The EU requires member states to monitor these organizations’ compliance with EU inspection requirements and to suspend any organization whose safety and pollution prevention performance becomes unsatisfactory.

The EU’s directive on the sulfur content of fuels restricts the maximum sulfur content of marine fuels used in vessels operating in EU member states’ territorial seas, exclusive economic zones and pollution control zones. The directive provides for more stringent rules on maximum sulfur content of marine fuels applicable in specific Sulfur Emission Control Areas, or SECAs, such as the Baltic Sea and the North Sea, including the English Channel. Further sea areas may be designated as SECAs in the future by the IMO in accordance with Annex VI of MARPOL. Under this directive, we may be required to make expenditures to comply with the sulfur fuel content limits in the marine fuel our vessels use in order to avoid delays or other obstructions to their operations, as well as any enforcement measures which may be imposed by the relevant member states for non-compliance with the provisions of the directive. We also may need to make other expenditures (such as expenditures related to washing or filtering exhaust gases) to comply with relevant sulfur oxide emissions levels. Recently, a new directive of the European Parliament and the European Council entered into force, which amends the existing one to bring the above requirements in line with Annex VI of MARPOL. It also makes certain of these requirements more stringent. These and other related requirements may require additional capital expenditures and increase our operating costs.

Another EU directive requires member states to cooperate to detect pollution discharges and impose criminal sanctions for certain pollution discharges committed intentionally, recklessly or by serious negligence and to initiate proceedings against ships at their next port of call following the discharge. Penalties may include fines and civil and criminal penalties.

The EU also authorizes member states to adopt the IMO’s Bunker Convention, discussed above, that imposes strict liability on shipowners for pollution damage caused by spills of oil carried as fuel in vessels’ bunkers and requires vessels of a certain size to maintain financial security to cover any liability for such damage. Most EU member states have ratified the Bunker Convention.

The EU is currently considering other proposals to further regulate vessel operations. The EU has adopted an Integrated Maritime Policy for the purposes of achieving a more coherent approach to maritime issues. The EU Commission’s proposals included, in part, the development of environmentally sound end-of-life ship dismantling requirements, promotion of the use of shore-side electricity by ships at berth in EU ports to reduce air emissions, and consideration of options for EU legislation to reduce greenhouse gas emissions from maritime transport. The EU, any individual country or other authority may adopt additional legislation or regulations applicable to us and our operations.

Other Greenhouse Gas Legislation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the Kyoto Protocol, became effective. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of greenhouse gases. More than 27 nations, including the United States, have entered into the Copenhagen Accord, which is non-binding but is intended to pave the way for a comprehensive, international treaty on climate change. The IMO, EU, Canada, the United States and other individual countries, states and provinces are evaluating various measures to reduce greenhouse gas emissions from international shipping, which may include some combination of market-based instruments, a carbon tax or other mandatory reduction measures. The introduction of a system of monitoring, reporting and verifying greenhouse gas shipping emissions, or MRV System, is also being considered by the EU. The proposed MRV System may be the precursor to a market-based mechanism to be adopted in the future. Any passage of climate control legislation or other regulatory initiatives by the IMO, EU, Canada, the United States or other individual jurisdictions where we operate, that restrict emissions of greenhouse gases from vessels, could require us to make significant capital expenditures and may materially increase our operating costs.

Other Regions

We may be subject to environmental and other regulations that have been or may become adopted in other regions of the world that may impose obligations on our vessels and may increase our costs to own and operate them. Compliance with these requirements may require significant expenditures on our part and may materially increase our operating costs.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. In November 2002, the Maritime Transportation Security Act of 2002, or the MTSA, came into effect. To implement certain portions of the MTSA, the United States Coast Guard has issued regulations requiring the implementation of certain security requirements aboard vessels operating in U.S. waters. Similarly, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security, which came into effect in July 2004. The new chapter imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code, or ISPS Code. Among the various requirements are:

•	on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

The United States Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures if such vessels have on board a valid International Ship Security Certificate, or ISSC, that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. Our existing vessels have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code.

Taxation of the Company

United States Taxation

The following is a discussion of the expected material U.S. federal income tax considerations applicable to us. This discussion is based upon the provisions of the Code, applicable U.S. Treasury Regulations promulgated thereunder, legislative history, judicial authority and administrative interpretations, as of the date of this prospectus supplement, all of which are subject to change, possibly with retroactive effect or are subject to different interpretations. Changes in these authorities may cause the U.S. federal income tax considerations to vary substantially from those described below.

The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations applicable to us. No ruling has been requested from the Internal Revenue Service, or IRS, regarding any matter affecting us. The statements made herein may not be sustained by a court if contested by the IRS.

Taxation of Operating Income

We expect that substantially all of our gross income will be attributable to the transportation of cargo. For this purpose, gross income attributable to transportation, or Transportation Income, includes income from the use (or hiring or leasing for use) of a vessel to transport cargo and the performance of services directly related to the use of any vessel to transport cargo and, thus, includes time charter and bareboat charter income.

Fifty percent (50%) of Transportation Income attributable to transportation that either begins or ends, but that does not both begin and end, in the United States, or U.S. Source International Transportation Income, is considered to be derived from sources within the United States. Transportation Income attributable to transportation that both begins and ends in the United States, or U.S. Source Domestic Transportation Income, is considered to be 100% derived from sources within the United States. Transportation Income attributable to transportation exclusively between non-U.S. destinations is considered to be 100% derived from sources outside the United States. Transportation Income derived from sources outside the United States generally is not subject to U.S. federal income tax.

We believe that we have not earned any U.S. Source Domestic Transportation Income, and we expect that we will not earn any such income in future years. However, certain of our activities give rise to U.S. Source International Transportation Income, and future expansion of our operations could result in an increase in the amount of our U.S. Source International Transportation Income. Unless the exemption from tax under Section 883 of the Code, or the Section 883 Exemption, applies, our U.S. Source International Transportation Income generally will be subject to U.S. federal income taxation under either the net basis tax and the branch profits tax or the 4% gross basis tax, all of which are discussed below.

The Section 883 Exemption

In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder, or the Section 883 Regulations, it will not be subject to the net basis and branch profits taxes or the 4% gross basis tax described below on its U.S. Source International Transportation Income. The Section 883 Exemption does not apply to U.S. Source Domestic Transportation Income.

A non-U.S. corporation will qualify for the Section 883 Exemption if, among other things, it (i) is organized in a jurisdiction outside the United States that grants an exemption from tax to U.S. corporations on international Transportation Income, or an Equivalent Exemption, (ii) satisfies one of three ownership tests, or Ownership Test, described in the Section 883 Regulations and (iii) meets certain substantiation, reporting and other requirements.

We are organized under the laws of the Republic of the Marshall Islands. The U.S. Treasury Department has recognized the Republic of the Marshall Islands as a jurisdiction that grants an Equivalent Exemption. We also believe that we will be able to satisfy all substantiation, reporting and other requirements necessary to qualify for the Section 883 Exemption. Consequently, our U.S. Source International Transportation Income will be exempt from U.S. federal income taxation provided we satisfy the Ownership Test and provided we file a U.S. federal income tax return to claim the Section 883 Exemption. We believe that we currently should satisfy the Ownership Test because our Class A common shares, our Series C preferred shares and our Series D preferred shares are primarily and regularly traded on an established securities market in the United States (and are not treated as closely held) within the meaning of the Section 883 Regulations. We can give no assurance, however, that changes affecting the trading, ownership or value of our Class A common shares, our Series C preferred shares or our Series D preferred shares subsequent to the date of this offering will permit us to continue to qualify for the Section 883 Exemption.

The Net Basis Tax and Branch Profits Tax

If the Section 883 Exemption does not apply, our U.S. Source International Transportation Income may be treated as effectively connected with the conduct of a trade or business in the United States, or Effectively Connected Income, if we have a fixed place of business in the United States and substantially all of our U.S. Source International Transportation Income is attributable to regularly scheduled transportation or, in the case of bareboat charter income, is attributable to a fixed place of business in the United States.

We believe that we do not have a fixed place of business in the United States. As a result, we believe that none of our U.S. Source International Transportation Income would be treated as Effectively Connected Income. While we do not expect to acquire a fixed place of business in the United States, there is no assurance that we will not have, or will not be treated as having, a fixed place of business in the United States in the future, which may, depending on the nature of our future operations, result in our U.S. Source International Transportation Income being treated as Effectively Connected Income.

Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (the highest statutory rate currently is 35%) and a 30% branch profits tax imposed under Section 884 of the Code. In addition, a 30% branch interest tax could be imposed on certain interest paid, or deemed paid, by us.

If we were to sell a vessel that has produced Effectively Connected Income, we generally would be subject to the net basis and branch profits taxes with respect to the gain recognized up to the amount of certain prior deductions for depreciation that reduced Effectively Connected Income. Otherwise, we would not be subject to U.S. federal income tax with respect to gain realized on the sale of a vessel, provided the sale is not considered to occur in the United States under U.S. federal income tax principles.

The 4% Gross Basis Tax

If the Section 883 Exemption does not apply and we are not subject to the net basis and branch profits taxes described above, we generally will be subject to a 4% U.S. federal income tax on our U.S. Source International Transportation Income without the benefit of deductions.

Canadian Taxation

Under the Income Tax Act (Canada), or the Canada Tax Act, a corporation that is resident in Canada is subject to tax in Canada on its worldwide income.

Our place of residence, under Canadian law, would generally be determined on the basis of where our central management and control are, in fact, exercised. It is not our current intention that our central management and control be exercised in Canada but, even if it were, there is a specific statutory exemption under the Canada Tax Act that provides that a corporation incorporated, or otherwise formed, under the laws of a country other than Canada will not be resident in Canada in a taxation year if its principal business is the operation of ships that are used primarily in transporting passengers or goods in international traffic, all or substantially all of its gross revenue for the year consists of gross revenue from the operation of ships in transporting passengers or goods in that international traffic, and it was not granted articles of continuance in Canada before the end of the year (the International Shipping Residence Exception).

Based on our operations, we do not believe that we are, nor do we expect to be, resident in Canada for purposes of the Canada Tax Act, and we intend that our affairs will be conducted and operated in a manner such that we do not become a resident of Canada under the Canada Tax Act. However, if we were or become resident in Canada, we would be or become subject under the Canada Tax Act to Canadian income tax on our worldwide income and our non-Canadian resident shareholders would be or become subject to Canadian withholding tax on dividends paid in respect of our shares.

Generally, a corporation that is not resident in Canada will be taxable in Canada on income it earns from carrying on a business in Canada and on gains from the disposition of property used in a business carried on in Canada. However, there are specific statutory exemptions under the Canada Tax Act that provide that income earned in Canada by a non-resident corporation from the operation of a ship in international traffic, and gains realized from the disposition of ships used principally in international traffic, are not included in a non-resident corporation’s income for Canadian tax purposes where the corporation’s country of residence grants substantially similar relief to a Canadian resident (the International Shipping Income Exclusion). A Canadian resident corporation that carries on an international shipping business, as described in the previous sentence, in the Republic of the Marshall Islands is exempt from income tax under the current laws of the Republic of the Marshall Islands.

We expect that we will qualify for these statutory exemptions under the Canada Tax Act. Based on our operations, we do not believe that we are, nor do we expect to be, carrying on a business in Canada for purposes of the Canada Tax Act other than a business that would provide us with these statutory exemptions from Canadian income tax. However, these statutory exemptions are contingent upon reciprocal treatment being provided under the laws of the Republic of the Marshall Islands. If in the future as a non-resident of Canada, we are carrying on a business in Canada that is not exempt from Canadian income tax, or these statutory exemptions are not accessible due to changes in the laws of the Republic of the Marshall Islands or otherwise, we would be subject to Canadian income tax on our non-exempt income earned in Canada which could reduce our earnings available for distribution to shareholders.

Draft legislation was introduced by the Canadian Minister of Finance on July 12, 2013 (the Draft Proposals) that would, if such Draft Proposals become law in the form currently proposed, amend the Canada Tax Act to, generally, (a) limit the foregoing International Shipping Residence Exception to corporations whose principle business is, and who generate substantially all of their gross revenue from, “international shipping,” (b) limit the foregoing International Shipping Income Exclusion to income earned from “international shipping” and (c) define “international shipping” as excluding leasing a ship by a lessor to a lessee that has complete possession, control and command of the ship, unless the lessor or a corporation, trust or partnership affiliated with the lessor has an eligible interest in the lessee. The Draft Proposals are proposed to apply to taxation years of corporations which begin after July 12, 2013.

Based on our operations, we do not believe that the Draft Proposals would, if enacted into law in the form currently proposed, result in us becoming resident in Canada for purposes of the Canada Tax Act, nor result in our business income becoming subject to Canadian income tax.

Certain subsidiaries are residents of Canada for purposes of the Canada Tax Act. These subsidiaries are subject to Canadian tax on their worldwide income, and we will be subject to Canadian withholding tax on dividends we will receive from those subsidiaries. Based on the nature and extent of the operations of these subsidiaries, we do not expect the amount of Canadian income and withholding tax to be significant in relation to our earnings.

MANAGEMENT

Directors and Officers

The following table provides information about our directors, executive officers and key employees.

NAME	AGE	POSITION
Kyle R. Washington	43	Co-Chairman of the board of directors and Co-Founder
Gerry Wang	51	Chief Executive Officer, Co-Chairman of the board of directors and Co-Founder
Peter Curtis	55	Chief Operating Officer
Sai W. Chu	47	Chief Financial Officer
Mark Chu	46	General Counsel and Director, Corporate Finance
Rob Grool	56	President, Fleet Management of Seaspan Ship Management Limited (SSML)
John C. Hsu	50	Director
George H. Juetten	66	Director
Harald H. Ludwig	59	Director
David Lyall	57	Director
Nicholas Pitts-Tucker	62	Director
Graham Porter	43	Director and Co-Founder
Peter S. Shaerf	59	Deputy Chair of the board of directors

Kyle R. Washington.    Kyle R. Washington was appointed as chairman of the board in May 2005 and in February 2011 became co-chairman with Gerry Wang. From 2005 to 2011 he served as chairman of our Manager and certain of our Manager’s operating subsidiaries. From 1998 to 2006, Mr. Washington was a director and executive chairman of the Seaspan ULC (formerly Washington Marine Group), a marine transportation company that is involved in shipdocking, barging and shipyard enterprises. From 2007 to 2010, Mr. Washington was a general partner in CopperLion Capital, a private equity fund. In 2009, Mr. Washington returned as a director and executive chairman of Seaspan ULC and was appointed as a director of Envirocon, Inc., Modern Machinery Co., Inc., Montana Rail Link, Inc., Montana Resources, Inc. and Southern Railway of British Columbia, Ltd., all of which are within the Washington Companies. Mr. Washington was an ambassador to the 2010 Winter Olympics in Vancouver and is an active supporter of many charitable organizations. He is a graduate of the University of Montana with a degree in business administration.

Gerry Wang.    Gerry Wang was appointed as our chief executive officer and elected as a director in May 2005, and as co-chairman of our board of directors in February 2011. Mr. Wang joined the Offshore Division of Seaspan Marine Corporation in early 1990. Mr. Wang was elected as a director of our Manager in August 2005 and also serves as a director and officer of certain of our Manager’s operating subsidiaries. In 2011, he was elected as lead director of MagIndustries Corp. and as the chairman of the board of managers of GCI. From 1986 to 1989, Mr. Wang was the business manager for China Merchants Group in Hong Kong. He graduated from Shanghai Maritime University with a Bachelor’s degree in Navigation, and he earned a Master’s degree in International Economics under the sponsorship program of the United Nations Economic and Social Council Asia Pacific. He also obtained his Master of Science in Business Administration degree from the University of British Columbia in Vancouver, B.C., Canada.

Peter Curtis.    Peter Curtis was appointed as our chief operating officer in February 2012. He is responsible for ship building programs, overall operations and commercial management of the vessels managed by our Manager, including our vessels. From 2001 to 2012, Mr. Curtis was vice president of SSML. From 1981 to 1989, Mr. Curtis served in the South African Navy, where he attained the rank of Lt. Commander in charge of the submarine maintenance facility and design office. From 1989 to 1991, he was an associate with a firm of engineering consultants in Cape Town, working on offshore and naval architectural projects, such as offshore oil and gas as well as other marine projects. From 1991 to 1999, Mr. Curtis was with Safmarine Container Lines, where he was responsible for the operations of a mixed fleet of containerships, handy-size and cape-size bulkcarriers and also oversaw a number of new building programs. Prior to joining SSML in 2001, Mr. Curtis was based in Cyprus for two years with Columbia Ship Management as technical director. He obtained a B.Sc. Mechanical Engineering degree at Natal University in Durban, South Africa. Mr. Curtis also obtained his Master’s degree in Naval Architecture from University College in London, England and his B.Sc. in business from Stellenbosch University in South Africa.

Sai W. Chu.    Sai W. Chu was appointed as our chief financial officer in June 2007. Mr. Chu was appointed chief financial officer of Seaspan Container Lines Limited, or SCLL, in May 2005 and has served as a director or executive officer of certain of our Manager’s operating subsidiaries since May 2005, after joining SSML as corporate controller in September 2004 and the Washington Marine Group as corporate controller in April 2004. From 1995 to 1998, he was the assistant corporate controller with Imperial Parking Limited, an integrated parking management company with operations in Asia and North America. From 1998 to 1999, Mr. Chu was manager, financial reporting, of BC Gas Inc. (now Terasen Inc.), a natural gas and oil transmission and distribution utility. From 2000 to April 2004, he was controller of Datawest Solutions Inc., a technology provider of banking and payment solutions. All of Mr. Chu’s previous employers subsequent to 1995 and prior to joining us were companies listed on the Toronto Stock Exchange. Mr. Chu qualified as a chartered accountant in 1992 having articled with KPMG LLP’s Vancouver office and also qualified as a certified management accountant in 1990.

Mark Chu.    Mark Chu was appointed as our general counsel and director, corporate finance in March 2012 and as our corporate secretary in July 2013. From 2009 to 2012, Mr. Chu was a partner in the law firm Farris, Vaughan, Wills & Murphy LLP. From 2004 to 2009 he was a tax partner at KPMG LLP. His practice encompassed all areas of Canadian taxation, including mergers and acquisitions, financings, initial public offerings, corporate reorganizations and dispute resolution. Mr. Chu is both a chartered accountant, admitted as a member of the Institute of Chartered Accountants of British Columbia and the Canadian Institute of Chartered Accountants in 1993, and a barrister and solicitor, called to the British Columbia bar in 1997. He obtained his business and law degrees from the University of British Columbia.

Rob Grool.    Rob Grool was appointed president, fleet management of SSML in February 2012. Mr. Grool started his career with shipowners Vroon in Breskens, Holland, and built, operated and chartered livestock carriers for Saudi Livestock Transport & Trading in Saudi Arabia between 1982 and 1987. He was subsequently appointed fleet manager at Van Nievelt Goudriaan & Co in Rotterdam. In 1991, Mr. Grool joined third-party ship manager and managing owners Hanseatic Shipping Co. (part of the Schulte Group) in Cyprus as the technical director, and was later appointed a joint managing director. In 2002, he joined the Wallem Group Ltd. in Hong Kong, where he was group managing director until December 2011, overseeing a fleet of approximately 350 ships, including tankers, bulkers, containerships, car carriers and reefer ships. Mr. Grool obtained a Master’s degree in marine engineering and maritime economy from Delft University of Technology in Holland.

John C. Hsu.    John C. Hsu was appointed as a director in April 2008 and is co-chair of our compensation and governance committee. Mr. Hsu’s family has been in the business of owning and operating bulkers, tankers and specialized ships for generations through entities such as Sincere Navigation Corp. (Taiwan listed) and Oak Maritime, Inc., of which he is currently a director. Since 1993, Mr. Hsu has been responsible for managing the Hsu family’s investment portfolio, consisting of publicly listed securities, hedge funds, and private equity investments. From 2008 to 2012, he was chairman of a Taiwanese private company, TSSI Inc. (a surveillance integrated circuit solutions provider). From 2003 to 2010, Mr. Hsu was a partner of Ajia Partners, one of Asia’s largest privately-owned alternative investment firms. From 1998 to 2002, he was chief investment officer of Matrix Global Investments, a hedge fund in U.S.-listed technology companies. Mr. Hsu received his Bachelor of Arts degree from Colgate University and a Master of Business Administration from Columbia University, and is fluent in Japanese and Mandarin.

George H. Juetten.    George H. Juetten was elected by our Series A preferred shareholders as a director on July 25, 2009 and has served as chair of our audit committee since September 19, 2009. Prior to his election, Mr. Juetten was executive vice president and chief financial officer of Washington Group International (URS Corporation) from 2001 to 2008. Washington Group International was an integrated engineering, construction and management services company that was listed on the NYSE. Prior to that, Mr. Juetten was with Dresser Industries, Inc. (Halliburton Company), a NYSE company that provided technology, products and services for developing energy and natural resources. He served as vice president and controller from 1993 to 1996 and as executive vice president and chief financial officer from 1996 to 1999. Mr. Juetten was with Price Waterhouse from 1969 to 1993 and became an audit partner in 1980, serving in several jurisdictions including a three-year tour of duty in The Hague. He is a trustee of St. Alphonsus Regional Medical Centre and the College of Idaho. Mr. Juetten received a Bachelor of Science degree in Accounting from Marquette University, Milwaukee, Wisconsin and is a member of the American Institute of Certified Public Accountants. As a director elected by our Series A preferred shareholders, Mr. Juetten is not a member of any of our board of director’s three classes of directors, which members are elected to hold office for a term of three years or until a successor is elected and qualifies.

Harald H. Ludwig.    Harald Ludwig has served as a director since August 2012 and is a member of the Conflicts Committee. Mr. Ludwig has over 30 years of extensive business and investment experience, including as president of Macluan Capital Corporation (a diversified private equity investment company), as a director and former co-chairman of Lions Gate Entertainment Corp., and as a director of West Fraser Timber Co. Ltd. Mr. Ludwig is also a founding partner or private equity investor in a number of North American and international private equity firms, hedge funds, mezzanine lenders, growth capital providers, distressed investment firms and real estate investment vehicles. He is a member of the Advisory Board of Tennenbaum Capital Partners, LLC and a governor of the British Columbia Children’s Hospital Foundation. Mr. Ludwig graduated from Simon Fraser University and holds an L.L.B. from Osgoode Hall Law School.

David Lyall.    David Lyall was elected as a director in May 2012. Mr. Lyall has more than 30 years of experience in the financial services industry and is currently a member of the board of directors and head of institutional sales at Haywood Securities Inc. Mr. Lyall began his career in 1979 as an investment advisor in Vancouver, British Columbia. From 1983 to 1998, he was vice-president and director in the institutional sales department at First Marathon Securities in Vancouver and was part of a team that developed First Marathon’s institutional sales department for Canada and the United States. In 1998, Mr. Lyall joined Haywood Securities Inc., a 100% employee-owned investment dealer with more than 300 employees in its Canadian offices in Vancouver, Calgary and Toronto, Canada, as well as in London, England. Haywood Securities Inc. is a member of the Toronto Stock Exchange, the TSX Venture Exchange, the Montreal Exchange, the Canadian National Stock Exchange, the Canadian Investor Protection Fund, and the Investment Industry Regulatory Organization of Canada. Haywood Securities has over $5 billion in assets under administration. Mr. Lyall graduated with a Bachelor of Arts degree from the University of British Columbia.

Nicholas Pitts-Tucker.    Nicholas Pitts-Tucker was elected as a director in April 2010 and is co-chair of the compensation and governance committee. Mr. Pitts-Tucker joined Sumitomo Mitsui Banking Corporation in 1997, following 14 years at Deutsche Morgan Grenfell and over 10 years at Grindlays Bank Limited in Asia. At Sumitomo Mitsui Banking Corporation, Mr. Pitts-Tucker served for 13 years with particular emphasis on project shipping and aviation finance in Asia, Europe and the Middle East. He also served as an executive director of SMBC Europe and of Sumitomo Mitsui Banking Corporation in Japan, or SMBC Japan. He retired from SMBC Europe and SMBC Japan in April 2010, and also retired as a non-executive director and as a member of the audit committee of SMBC Europe in April 2011. In December 2010, Mr. Pitts-Tucker was appointed as a director of Black Rock Frontier Investment Trust PLC, which is listed on the London Stock Exchange, and is a member of the audit committee. Mr. Pitts-Tucker is a founder, director and current Head of the Finance Subcommittee of Riders for Health, an organization dedicated to providing reliable transport to remote rural African health networks. In 2010, Mr. Pitts-Tucker was appointed to the Executive Council of the Royal Society for Asian Affairs, which was founded in 1901 to promote greater knowledge and understanding of Central Asia and countries from the Middle East to Japan. Mr. Pitts-Tucker has a Master of Arts degree from Christchurch, Oxford University and a Master of Business Administration from Cranfield University.

Graham Porter.    Graham Porter was elected as a director in April 2010. Mr. Porter has also served as a director of our Manager and certain of its operating subsidiaries since August 2005, and served as an executive officer of such entities prior to our acquisition of our Manager in January 2012. In 2000, Mr. Porter was part of the senior management and equity team to form Seaspan Container Lines Ltd., established to own and operate deep-sea container vessels. Mr. Porter is chairman of Tiger Group, an investment firm based in Hong Kong which, through its affiliated companies, holds shares in us and in other shipping ventures. He graduated with a degree in business, major in transportation and logistics and minor in accounting, from the University of British Columbia in Vancouver, British Columbia.

Peter S. Shaerf.    Peter S. Shaerf was elected as a director in August 2005 and is chair of the conflicts committee and during 2010 was chair of the compensation committee. Mr. Shaerf resigned as chair of the compensation committee upon his appointment as deputy chair of our board of directors in February 2011. Since 2002, Mr. Shaerf has been a managing director and partner at AMA Capital Partners, an investment bank and private equity firm specializing in the maritime industry. From 1998 until April 2002, Mr. Shaerf was a managing director of Poseidon Capital Corp., an independent maritime consulting and investment company that works extensively in the investment community. From 1980 to 2002, he was a partner of The Commonwealth Group, a brokerage and consulting company that specialized in the dry cargo and container markets. From 1977 to 1980, he was a director of Common Brothers U.S.A. Ltd., a shipbroking subsidiary of a British shipowner of dry cargo and tanker tonnage. He has served as a director of four publicly listed shipping companies. Mr. Shaerf is co-chairman of New York Maritime Inc. (NYMAR), a leading global trade association that promotes New York as a maritime center, he is a member of the American Bureau of Shipping and a member of the finance subcommittee of the U.S. government sponsored Marine National Advisory Council. Mr. Shaerf holds a B.A. degree in international business law from the London Metropolitan University.

Board Practices

General

Our board of directors currently consists of nine members. Except for George H. Juetten, who was appointed by our Series A preferred shareholders in July 2009, and who does not belong to a class of directors, the board of directors is divided into the following three classes, with members of each class elected to hold office for a term of three years in accordance with the classification indicated below and until his successor is elected and qualified:

•	our Class I directors are Kyle R. Washington, David Lyall and Nicholas Pitts-Tucker and their term expires in 2015;

•	our Class II directors are Gerry Wang, Harald Ludwig and Graham Porter and their term expires in 2016; and

•	our Class III directors are Peter S. Shaerf and John C. Hsu and their term expires in 2014.

Gerry Wang, our co-chairman and chief executive officer, has entered into an amended and restated employment agreement with us which provides for certain severance benefits. For additional information regarding this arrangement with Mr. Wang, please read “Certain Relationships and Related Party Transactions—Employment Agreement and Other Related Agreements with Gerry Wang.”

Our board of directors has determined that each of the current members of the board of directors, other than Kyle R. Washington, Gerry Wang and Graham Porter, has no material relationship with us, either directly or as a partner, shareholder or officer of an organization that has a relationship with us, and is, therefore, independent from management.

Committees

The board of directors has the following three committees: audit committee, compensation and governance committee, and conflicts committee. The membership of these committees and the function of each of the committees are described below. Each of our committees operates under a written charter adopted by our board of directors. All of the committee charters are available under “Corporate Governance” in the Investor Relations section of our website at www.seaspancorp.com.

Our audit committee is composed entirely of directors who currently satisfy applicable NYSE and SEC audit committee independence standards. Our audit committee members are George H. Juetten (chair), John C. Hsu and Nicholas Pitts-Tucker. All members of the committee are financially literate, and the board of directors has determined that George H. Juetten qualifies as a financial expert. The audit committee assists the board of directors in fulfilling its responsibilities for general oversight of: the integrity of our consolidated financial statements; our compliance with legal and regulatory requirements; the independent auditors’ qualifications and independence; and the performance of our internal audit function and independent auditors.

Our compensation and governance committee is composed entirely of directors who satisfy applicable NYSE independence standards. Our compensation and governance committee members are John C. Hsu (co-chair), Nicholas Pitts-Tucker (co-chair), George H. Juetten and Peter S. Shaerf. The compensation and governance committee: (a) reviews, evaluates and approves our agreements, plans, policies and programs to compensate our officers and directors; (b) produces a report on executive compensation which is included in our proxy statement; (c) otherwise discharges the board of directors’ responsibilities relating to the compensation of our officers and directors; (d) assists the board of directors with corporate governance practices, evaluating director independence and periodic performance evaluations of the members of the board of directors and each committee; and (e) performs such other functions as the board of directors may assign to the committee from time to time.

Our conflicts committee is composed entirely of directors who satisfy applicable NYSE independence standards. Our conflicts committee members are Peter S. Shaerf (chair), Harald Ludwig, David Lyall and Nicholas Pitts-Tucker. The conflicts committee reviews and approves transactions between us and our directors, our officers and other related parties for potential conflicts of interest on an ongoing basis.

Exemptions from NYSE Corporate Governance Rules

As a “foreign private issuer,” we are exempt from certain corporate governance rules that apply to U.S. domestic companies under NYSE listing standards. The significant way in which our corporate governance practices differ from those followed by U.S. domestic companies is that in lieu of obtaining shareholder approval prior to the adoption of equity compensation plans, the board of directors approves such adoption.

U.S. domestic companies are required to have a compensation committee and a nominating and corporate governance committee, each comprised entirely of independent directors. Although as a foreign private issuer these rules do not apply to us, we have a compensation and governance committee that consists of four directors, all of whom currently satisfy NYSE standards for independence.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

From time to time we have entered into agreements and have consummated transactions with certain related parties. These related party agreements include agreements relating to: the provision of services by our executive officers; the sale and purchase of our common and preferred equity securities; the management of the vessels in our fleet by our Manager; our acquisition of our Manager in January 2012; and our investment in GCI. We may enter into related party transactions from time to time in the future. We have a conflicts committee, comprised entirely of independent directors, which must approve all proposed material related party transactions.

Certain Relationships and Transactions

Gerry Wang, our chief executive officer, co-founder and co-chairman of our board of directors, also provides services to GCI, GC Industrial (which is owned by affiliates of The Carlyle Group and the Tiger Member), and the Tiger Member. Until we acquired it in January 2012, Mr. Wang had an ownership interest in our Manager, together with affiliated entities of Graham Porter, Kyle R. Washington and his brother Kevin L. Washington. Please read “—Management Agreements” and “—Acquisition of Seaspan Management Services Limited.” In addition, Mr. Wang serves as chairman of the board of managers of GCI and is a voting member of the Transaction Committee of GCI. Please read “—Our Investment in Carlyle Containership-Focused Investment Vehicle.” Prior to March 2011, Mr. Wang was an employee of SSML, our indirect subsidiary, and his compensation (other than any awards under our long-term incentive plan) was set and paid by such subsidiary. In March 2011, Mr. Wang entered into an amended and restated employment agreement with SSML and a new employment agreement with us, which became effective January 1, 2011. In December 2012 we amended and restated Mr. Wang’s employment agreement with us and his employment agreement with SSML terminated.

Kyle R. Washington, co-founder and co-chairman of our board of directors, is the son of Dennis R. Washington, who controls entities that together represent our largest shareholder. Affiliated entities of Kyle R. Washington and of his brother Kevin L. Washington had ownership interests in our Manager prior to our acquisition of it in January 2012. The Washington Member has an interest in GCI and an indirect economic interest in certain incentive distributions received by GC Industrial from GCI, and GCI has granted the Washington Member a right of first refusal on containership investment opportunities, which applies to a smaller percentage of vessels and is subordinate to our right of first refusal. Please read “—Our Investment in Carlyle Containership-Focused Investment Vehicle—Rights of First Refusal and First Offer.” Mr. Washington serves on the board of GCI as the representative of the Washington Member and is a non-voting member of the Transaction Committee of GCI.

Graham Porter is one of our directors. In March 2011, we entered into an agreement with Mr. Porter, Seaspan Advisory Services Limited and SSML that terminated a restrictive covenant agreement dated August 8, 2005, including the remainder of Mr. Porter’s post-employment two-year non-competition restriction. An affiliated entity of Mr. Porter had ownership interests in our Manager until our acquisition of our Manager in January 2012, and an affiliated entity of Mr. Porter is a co-owner of the Tiger Member, which provides certain commercial management services with respect to the vessel investments made by GCI. Please read “—Our Investment in Carlyle Containership-Focused Investment Vehicle—Services Agreements.” Mr. Porter has an indirect economic interest in certain incentive distributions received by GC Industrial from GCI. Please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Our Investment in Carlyle Containership-Focused Investment Vehicle—Distributions” in our annual report on Form 20-F for the year ending December 31, 2012. Mr. Porter also serves on the board of managers of GCI and is a voting member of the Transaction Committee of GCI. In addition, Mr. Porter and his affiliates control Tiger Group Investments, or Tiger Group, and Tiger Ventures Limited, which have provided certain financial services to us. Please read “—Arrangements and Fees with Tiger Group Entities.”

Major Shareholder

As of September 30, 2013, entities controlled by or affiliated with Dennis R. Washington or his sons Kyle R. Washington and Kevin L. Washington beneficially owned in the aggregate approximately 36.7% of our outstanding Class A common shares and 90% of our outstanding Series A preferred shares, which represented in the aggregate approximately 50.3% of our total voting power as of that date (on a fully diluted basis). As of September 30, 2013, other shareholders unaffiliated with the Washingtons also individually beneficially owned securities representing over 5% of our total voting power (on a fully diluted basis).

Acquisition of Seaspan Management Services Limited

In January 2012, we acquired our Manager, and we acquired and cancelled all of the issued and outstanding shares of our Class C common shares, which were owned by a subsidiary of our Manager. Prior to the acquisition, our Manager was owned 50.05% by trusts established for sons of Dennis R. Washington, including Kyle R. Washington, our co-chairman, and 49.95% by an entity indirectly owned by Graham Porter, one of our directors, and Gerry Wang, our co-chairman, co-founder and chief executive officer.

The purchase price for the acquisition included a base purchase price of $54 million and adjustments for settlement of intercompany balances, plus additional payments, each a Fleet Growth Payment, as described below, for each newbuilding or existing containership ordered or acquired or leased (for a period of at least five years) after December 12, 2011 and prior to August 15, 2014 by us, GCI or the Washington Member, or by affiliates of any such parties, and which containerships are to be managed by our Manager or one of our controlled affiliates after the acquisition. For accounting purposes, under U.S. GAAP, the purchase price is required to be valued at the acquisition date. Therefore, the closing share price on the day prior to acquisition of $15.85 per share was used to value the Class A common shares at $66.9 million.

The base purchase price was paid and any Fleet Growth Payments are paid in Class A common shares, in each case valued on a per share basis equal to $12.794, being the volume-weighted average trading price of the Class A common shares for the 90 trading days immediately preceding the closing date of the acquisition, or the Per Share Value. For each qualifying containership ordered, acquired or leased, the related Fleet Growth Payment includes the issuance of 39,081 shares (equal to the quotient of $0.5 million divided by the Per Share Value). Fleet Growth Payments are paid quarterly, based on newbuilding orders or existing vessel acquisitions that occur during a quarter.

Class A common shares issued to the owners of our Manager in payment for the base purchase price are subject to graduated four-year lock-up agreements. Shares issued in connection with Fleet Growth Payments are not subject to lock–up agreements. Under the lock–up agreements, the owners and certain of their affiliates are restricted from transferring 100% of these shares for one year, 75% of such shares for two years, 50% of such shares for three years, and 25% of such shares for four years from our acquisition of our Manager. The owners of our Manager are permitted to transfer all shares from the acquisition among themselves and to Deep Water Holdings, LLC, or Deep Water, which is our largest shareholder and is controlled by Dennis R. Washington.

The conflicts committee of our board of directors, which committee is composed of independent directors, with the assistance of financial and legal advisors, reviewed and approved the acquisition of our Manager on the terms described above.

Management Agreements

Substantially all of the management services for our vessels are provided by our Manager and its subsidiaries. The Manager was owned, prior to our acquisition of it in January 2012, by affiliates of Kyle R. Washington, Gerry Wang and Graham Porter. Prior to the acquisition, we incurred the following aggregate costs under our management agreements with our Manager and its subsidiaries:

	January 1-27, 2012	Year Ended December 31, (in thousands of dollars)
		2011	2010
Technical services	$9,700	$135,381	$108,046
Dry-dock activities included in technical services	421	5,855	4,673
Administrative and strategic services	5	72	72
Reimbursed expenses	305	4,074	3,087
Newbuilding construction supervision (under fixed fee arrangements of $250,000 to $350,000 per vessel)	100	2,056	1,864

Our Investment in Carlyle Containership-Focused Investment Vehicle

Formed in March 2011, GCI invests primarily in newbuilding and secondhand maritime containership assets that are primarily strategic to Greater China. The members of GCI are (a) Seaspan Investment I Ltd., a subsidiary of us, or the Seaspan Member, (b) the Washington Member, (c) the Tiger Member and (d) GC Industrial. As of November 1, 2013, GCI had entered into contracts to acquire 13 newbuilding vessels and two existing vessels, which are scheduled for delivery through 2016. The newbuilding vessels are subject to long-term time-charter contracts with Hanjin, MOL and Yang Ming Marine and the existing vessels are subject to short-term time-charter contracts with MOL.

We currently have an ownership interest in GCI of approximately 10% and have agreed to invest up to a total of $100 million in GCI. As of September 30, 2013, our investment in GCI totaled approximately $4.9 million.

Services Agreements

We, the Tiger Member and Carlyle have each agreed to provide certain services to GC Intermodal Operating Company, a subsidiary of GCI. Pursuant to a management agreement, we will provide technical and commercial management services with respect to the vessel investments made by GCI for a daily fee of $750 per vessel once a vessel begins operation, as well as construction supervision fees ranging from $550,000 to $650,000 per newbuilding vessel, depending on the size of the vessel. The Tiger Member provides GCI with financial and strategic advisory services pursuant to a management agreement. The Tiger Member generally is entitled to (a) charter fees equal to 1.0% of the monthly gross charter revenue from GCI vessels, (b) transaction fees equal to 0.80% of the purchase or sales price of vessel or newbuilding contracts, payable upon delivery of the vessel and (c) financing fees equal to 0.40% of the aggregate amount of debt or lease financing provided by non-Greater China banks or financial institutions and 0.80% for debt or financing provided by Greater China banks or financial institutions. Carlyle is entitled to transaction, financing and management fees pursuant to a consulting agreement.

Rights of First Refusal and First Offer

We believe that all of GCI’s containership investment opportunities, or Container Investment Opportunities, identified by Gerry Wang, our chief executive officer and the chairman of the board of managers of GCI, will be subject to our right of first refusal agreement with GCI. We may exercise this right until March 31, 2015, unless it is terminated earlier as the result of certain triggering events, including if we exercise this right for more than 50% of the aggregate vessels subject to the right prior to specified dates. Please read “—Termination of Right of First Refusal.” The Washington Member also has a right of first refusal on Container Investment Opportunities. This right applies to a smaller percentage of vessels and is subordinate to our right of first refusal. Container Investment Opportunities that are not acquired by us or the Washington Member may be acquired by GCI. In addition, we have rights of first offer relating to certain containerships that GCI and the Washington Member may propose to sell or dispose of. Please read “—Rights of First Offer.” These rights of first refusal and first offer provide potential opportunities for us to increase the size of our fleet through selective vessel acquisitions.

Prior to August 15, 2014, we may exercise our right of first refusal with respect to 100% of the vessels comprising Container Investment Opportunities, and on or after August 15, 2014 with respect to a number of vessels (not to exceed 100% of the vessels comprising such Container Investment Opportunity) equal to the sum of:

•	50% of the vessels comprising a Container Investment Opportunity plus

•	a number of vessels equal to:

•

(a) the total number of vessels with respect to which we previously exercised our right of first refusal, but which vessels were not purchased by us due to the refusal or failure of the other party or parties to negotiated vessel contracts and, if applicable, time-charter contracts to execute the contracts (or in cases where such contracts are in the form of a letter of intent that contemplates definitive agreements, the other party’s refusal or failure to execute definitive agreements that have the same material terms as the letter of intent and the right of first refusal notice), minus

•	(b) the excess of:

•	(i) the total number of vessels with respect to which we previously exercised our right of first refusal on or after August 15, 2014 and subsequently purchased, over

•	(ii) 50% of the aggregate number of all vessels comprising all previous Container Investment Opportunities on or after August 15, 2014.

We have a similar right of first refusal with respect to the acquisition of companies that own containerships which comprise more than 50% of such company’s assets.

Termination of Right of First Refusal

Our right of first refusal will terminate upon the earliest to occur of:

•	March 31, 2015;

•	the date on which GCI is dissolved or liquidated;

•

GCI’s election to terminate, given in writing to us and the Washington Member at any time after any of August 15, 2011, 2012, 2013 or 2014, if we have exercised our right of first refusal with respect to greater than 50% of the vessels comprising all Container Investment Opportunities prior to such date (or if we have provided notice to GCI of such event, GCI must notify us whether it elects to terminate the right of first refusal within 90 days after receipt of our notice), subject to certain exceptions; and

•

consummation of an initial public offering of any equity securities of GCI or any of its subsidiaries; provided that with respect to an initial public offering of a subsidiary, the right of first refusal will remain in effect with respect to GCI and its subsidiaries, but terminate with respect to the subsidiary that consummated the initial public offering and its subsidiaries; and generally, upon consummation of a sale to a third party of more than 50% of the outstanding interests of GCI or of assets representing at least 75% of the consolidated net asset value of GCI and its subsidiaries.

Rights of First Offer

We have certain rights of first offer if GCI intends to sell or otherwise dispose of one or more containerships (other than in connection with an initial public offering or a sale of GCI). If GCI rejects our offer, it may only sell the vessels to a third party, generally within 180 days of its notice to us, and only for consideration greater than that offered by us. This right of first offer terminates upon the termination of our right of first refusal described above.

Our right of first offer on Washington Member vessels is generally similar to our right of first offer on Vehicle vessels, and applies to certain transfers or sales of any containerships acquired by the Washington Member pursuant to its right of first refusal from GCI. The Washington Member right of first offer terminates after 10 years.

For more information about GCI, our rights of first refusal and first offer, and other agreements that we entered into in connection with our investment in GCI, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Our Investment in Carlyle Containership-Focused Investment Vehicle” in our annual report on Form 20-F for the year ending December 31, 2012.

Employment Agreement and Other Related Agreements with Gerry Wang

Mr. Wang serves as our chief executive officer and previously served as the chief executive officer of SSML. We entered into amended and restated employment and transaction services agreements with Mr. Wang in December 2012, which agreements supersede our previous employment and transaction services agreements with him. Mr. Wang’s employment agreement with SSML was also terminated.

Pursuant to our amended employment agreement with Mr. Wang, he continues to serve as our chief executive officer, with the term of Mr. Wang’s employment with us extended until the termination of our right of first refusal with GCI, which is scheduled to expire on March 31, 2015, unless earlier terminated. The amended transaction services agreement becomes effective following any termination of Mr. Wang’s employment with us and also expires upon termination of our right of first refusal with GCI. Please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Our Investment in Carlyle Containership-Focused Investment Vehicle—Rights of First Refusal and First Offer” in our annual report on Form 20-F for the year ending December 31, 2012 for more information.

Mr. Wang’s amended employment agreement with us provides that he receives an annual base salary of $1.25 million, an annual housing allowance of $0.25 million and an annual target performance bonus of $1.2 million, with the bonus payable 50% in cash and 50% in our common shares. In addition, Mr. Wang receives transaction fees equal to 1.25% of the aggregate consideration under any binding agreement that we enter into to construct, sell or acquire a vessel, whether or not the transaction was proposed by Mr. Wang. The transaction fees are paid to Mr. Wang either in cash or, at our discretion, a combination of cash and up to 50% in our common shares. Cumulatively, as of September 30, 2013, Mr. Wang had received transaction fees of approximately $2.7 million.

In connection with the amended employment agreement, we granted to Mr. Wang an award of stock appreciation rights, or SARs, which vest and become exercisable in three tranches when and if the fair market value of the common shares equals or exceeds the applicable base price for such tranche for any 20 consecutive trading days on or before the expiration date for such tranche. Please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Employment Agreement and Other Related Agreements with Gerry Wang” in our annual report on Form 20-F for the year ending December 31, 2012 for more information.

Mr. Wang devotes the amount of his time to us that is reasonably necessary to perform his duties, with the understanding that he also provides services to GCI, GC Industrial and the Tiger Member. Pursuant to the employment agreement, we have reduced Mr. Wang’s fiduciary duties in relation to certain containership vessel and business opportunities to the extent such opportunities are subject to our right of first refusal with GCI and (a) the conflicts committee of our board of directors has decided to reject such opportunity or we have failed to exercise our right of first refusal to pursue such opportunity, (b) we have exercised such right but failed to pursue such opportunity or (c) we do not have the right under our right of first refusal to pursue such opportunity.

Either party may terminate Mr. Wang’s employment agreement at any time, with or without cause. If during the period of Mr. Wang’s employment, the right of first refusal granted to us by GCI is terminated, Mr. Wang has agreed to resign from our board of directors at our request. Under the agreement that Mr. Wang entered into in March 2011 with us, the restrictive covenant agreement, dated August 8, 2005, among SSML, us and Mr. Wang, was terminated, including a post-employment two-year non-competition restriction.

Upon any termination of Mr. Wang’s employment agreement with us before termination of our right of first refusal with GCI, he will continue to provide certain strategic services pursuant to the amended transaction services agreement. These continued services include identifying and negotiating transactions involving the construction, acquisition or disposition of vessels. In exchange for these services, Mr. Wang will receive fees equal to 1.25% of the aggregate consideration payable to us under any agreement that we enter into to build, acquire or sell a vessel, whether or not the transaction was proposed by Mr. Wang. The transaction fees will be payable in a combination of cash and our common shares. Mr. Wang may engage in business activities unrelated to us and, subject to our omnibus agreement (which contains exceptions for the provision of services to GCI and GC Industrial, among other entities), he may also compete with us. The transaction services agreement will expire upon the termination of the right of first refusal granted to us by GCI, which is scheduled to expire on March 31, 2015, unless earlier terminated.

A total of 1,397,190 of our common shares owned by Mr. Wang and certain of his family members and affiliates are subject to a four-year lock-up agreement entered into in March 2011 in connection with our investment in GCI. Under this lock-up agreement, Mr. Wang and such other parties agreed to restrict the transfer of 50% of their then existing shares for three years, and 25% of such shares for a fourth year, in each case commencing March 14, 2011. Please read “—Acquisition of Seaspan Management Services Limited” for a description of the lock-up agreement entered into by Mr. Wang in connection with the acquisition of our Manager. In addition, Mr. Wang has agreed to retain ownership of 50% of the net after-tax number of common shares received upon exercise of the SARs until the later of March 31, 2015 and 120 days after the exercise date with respect to such common shares.

We have agreed to register the shares Mr. Wang earns under his employment agreement and the transaction services agreement with the SEC. Please read “—Registration Rights Agreements.”

Arrangements and Fees with Tiger Group Entities

In connection with certain financial transactions involving us, Tiger Group and Tiger Ventures Limited have received fees for consulting services and certain other services rendered in connection with the arrangement, structuring and negotiation of the transactions. Tiger Group and Tiger Ventures Limited are controlled by Graham Porter, one of our directors. During the years ended December 31, 2010, 2011 and 2012 and for the nine months ended September 30, 2013, we paid aggregate consulting and arrangement fees of $1.7 million, $1.9 million, $1.8 million and $4.9 million, respectively, to Tiger Group and Tiger Ventures Limited.

Change of Control Plan

We established a change of control severance plan, or the Change of Control Plan, for certain employees of SSML, effective as of January 1, 2009. The purpose of the Change of Control Plan is to allow SSML to recruit qualified employees and limit the loss or distraction of such qualified employees that may result from the possibility of a change of control. For more information on the Change of Control Plan, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Change of Control Plan” in our annual report on Form 20-F for the year ending December 31, 2012.

Registration Rights Agreements

In connection with our IPO, we agreed to register for resale on a shelf registration statement under the Securities Act of 1933, as amended, or the Securities Act, and applicable state securities laws, any subordinated shares proposed to be sold by the holders of the subordinated shares (or the underlying common shares upon their conversion) upon expiration of a certain holding period if an exemption from the registration requirements is not otherwise available or advisable. These holders also have certain piggyback registration rights allowing them to participate in offerings by us to the extent that their participation does not interfere or impede with our offering. We are obligated to pay substantially all expenses incidental to the registration, excluding underwriting discounts and commissions.

In connection with the Series A preferred share offering described below, we entered into a registration rights agreement pursuant to which, in certain circumstances, we will be obligated to file a registration statement covering the potential sale by a holder of the common shares that are issuable upon the conversion of the Series A preferred shares unless the sum of the common shares held by such holder as a result of the conversion can be sold in a single transaction under Rule 144 of the Securities Act. These holders also have certain piggyback registration rights allowing them to participate in offerings by us to the extent that their participation does not interfere with or impede such offering. Under this agreement, we are obligated to pay substantially all expenses incidental to the registration, excluding underwriting discounts or commissions.

In March 2011, in connection with our investment in GCI, we also entered a transaction services agreement with Gerry Wang and a financial services agreement with Tiger Ventures Limited, pursuant to which we entered into registration rights agreements with each of Mr. Wang and Tiger Ventures Limited. In December 2012, we amended and restated Mr. Wang’s transaction services agreement. Please read “—Employment Agreement and Other Related Agreements with Gerry Wang” and “—Arrangement and Fees with Tiger Group Entities” for more information. Under these registration rights agreements, in certain circumstances we will be obligated to file a registration statement covering the potential sale by Mr. Wang or Tiger Ventures Limited of the common shares earned pursuant to the transaction services agreement or financial services agreement, as applicable. Mr. Wang and Tiger Ventures Limited also have certain piggyback registration rights allowing them to participate in offerings by us to the extent that their participation does not interfere with or impede such offering. Under these agreements, we are obligated to pay substantially all expenses incidental to the registration, excluding underwriting discounts or commissions. We intend to grant similar registration rights to Mr. Wang in connection with our grant to him of SARs.

In January 2012, in connection with the acquisition of our Manager, we entered into a registration rights agreement pursuant to which we are obligated to register for resale under the Securities Act all shares of our common stock issued to the former owners of the Manager in connection with the acquisition, including any shares issued as Fleet Growth Payments. Please read “—Acquisition of Seaspan Management Services Limited.”

Series A Preferred Share Offering

In 2009, we entered into various documents and agreements in connection with the issuance and sale of $200 million of our Series A preferred shares to certain investors, including entities affiliated with Kyle R. Washington, the co-chairman of our board of directors, Graham Porter, one of our directors, and Dennis R. Washington, who controls our largest shareholder. For additional information about our Series A preferred shares, please read “Description of Capital Stock—Preferred Stock—Series A Preferred Shares.”

DESCRIPTION OF CAPITAL STOCK

The following is a description of certain material terms of our Articles of Incorporation. For additional information, we refer you to our Articles of Incorporation, which are incorporated by reference into this prospectus.

Under our Articles of Incorporation, our authorized shares consist of 200,000,000 Class A common shares, par value $0.01 per share, 25,000,000 Class B common shares, par value $0.01 per share, 100 Class C common shares, par value $0.01 per share, and 65,000,000 shares of preferred shares, par value $0.01 per share. As of November 1, 2013, a total of 200,000 Series A preferred shares, no Series B preferred shares, 13,675,190 Series C preferred shares, 5,105,000 Series D preferred shares (including 2,000,000 Series D preferred shares we issued in a registered public offering on November 8, 2013, but excluding 300,000 additional Series D preferred shares issuable to the underwriters in that offering if such underwriters exercise in full their option to purchase additional shares), no Series R preferred shares, 65,293,081 Class A common shares, no Class B common shares and no Class C common shares were issued and outstanding.

Common Stock

Our Class A common shares are our only outstanding class of common shares.

Dividends

Under our Articles of Incorporation, our Class A common shareholders may receive quarterly dividends. Declaration and payment of any dividend is subject to the discretion of our board of directors. The time and amount of dividends will depend upon our financial condition, our operations, our cash requirements and availability, debt repayment obligations, capital expenditure needs, restrictions in our debt instruments, industry trends, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors. The BCA generally prohibits the payment of dividends other than from paid-in capital in excess of par value and our earnings or while we are insolvent or would be rendered insolvent on paying the dividend.

In February 2011, our board of directors adopted a progressive dividend policy aimed at increasing our dividends in a manner that preserves our long-term financial strength and our ability to expand our fleet. This policy is intended to increase dividends paid to holders of our Class A common shares, while continuing to permit us to pursue our growth strategy. It is our goal to increase our dividend through accretive acquisitions of additional vessels; however, there can be no assurance that we will be successful in meeting our goal.

Voting

The Class A common shares each have one vote. A majority of the Class A common shares, including Class A common shares issuable on an “as-converted” basis under the Series A preferred shares, constitutes a quorum at meetings of the shareholders.

Preferred Stock

Our Articles of Incorporation authorize our board of directors to establish one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including, among other things:

•	the designation of the series;

•	the number of shares in the series;

•	the dividend terms and conditions of the series;

•	any redemption rights of, or sinking fund for, the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•	whether the shares of the series will be convertible into any other security of our company or any other corporation, and, if so, the terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

Series A Preferred Shares

In 2009, we issued a total of 200,000 of our Series A preferred shares to certain investors, including entities affiliated with Dennis R. Washington, his son Kyle R. Washington, the co-chairman of our board of directors, and Graham Porter, one of our directors. The initial liquidation preference of the Series A preferred shares is $1,000 per share, subject to adjustment. No dividend is payable in respect of the Series A preferred shares until March 31, 2014. Instead, the liquidation preference of the Series A preferred shares increases at a rate of 12% per annum until January 31, 2014, compounded quarterly. If on January 31, 2014, the Series A preferred shares have not converted into Class A common shares, the liquidation preference of the Series A preferred shares will increase at a rate of 15% per annum, compounded quarterly. Commencing on March 31, 2014, the holders of our Series A preferred shares may elect to receive cash dividends in lieu of such guaranteed increases in liquidation preference. The Series A preferred shares will automatically convert into Class A common shares at a conversion price of $15.00 per share at any time on or after January 31, 2014 if the average closing price of the trailing 30 trading days of the Class A common shares is equal to or greater than $15.00 per share. If at any time on or after January 31, 2014, the average closing price over the trailing 30 trading days of our Class A common shares is less than $15.00 per share, we have the option to convert the Series A preferred shares at a conversion price of $15.00 per share and pay the holders of the Series A preferred shares 115% of the difference between the conversion price and average closing price of the trailing 30 trading days of the Class A common shares, payable in cash or Class A common shares at our option.

Upon any liquidation or dissolution of us, holders of the Series A preferred shares are generally entitled to receive the cash value of the liquidation preference of the Series A preferred shares, including any accrued but unpaid dividends, after satisfaction of all liabilities to our creditors but before any distribution is made to or set aside for the holders of junior stock, including our Series C preferred shares, Series D preferred shares and Class A common shares.

In general, the holders of the Series A preferred shares are entitled to vote together with the holders of Class A common shares on an as-converted basis on any matter submitted for a vote of Class A common shares. In addition, the holders of the Series A preferred shares, voting as a separate class, have the right to approve: any future issuance of senior or parity stock (except that we may freely issue additional Series A preferred shares up to an aggregate amount of $115 million); certain redemptions of our capital stock; certain amendments of our Articles of Incorporation, bylaws or the statement of designation for the Series A preferred shares; or any share exchange, reclassification, merger, consolidation, liquidation, dissolution, sale or other disposition of all or substantially all of our assets. In addition, subject to certain exceptions, the holders of the Series A preferred shares have preemptive rights to prevent dilution and the right to elect up to two members of our board of directors. Currently George H. Juetten is the only director elected by the holders of the Series A preferred shares.

Series B Preferred Shares

In May 2010, we issued 260,000 Cumulative Series B Preferred Shares to Jaccar Holdings Limited, an investor related to shipbuilder Zhejiang Shipbuilding Co. Ltd, for $26.0 million. In November 2011, we repurchased all of our outstanding Series B preferred shares.

Series C Preferred Shares

In January 2011, we issued 10,000,000 of our 9.50% Series C Cumulative Redeemable Perpetual Preferred Shares. In May 2011, we issued an additional 4,000,000 Series C preferred shares. In September 2013, we repurchased 320,000 of our Series C preferred shares at $26.50 per share for a total of approximately $8.5 million and our board of directors also authorized a repurchase plan of up to an additional $25 million of our Series C preferred shares through July 2014. Under this plan, 4,810 Series C preferred shares have been repurchased as of November 1, 2013.

The initial liquidation preference of the Series C preferred shares is $25 per share, subject to adjustment. The shares are redeemable by us at any time on or after January 30, 2016. The shares carry an annual dividend rate of 9.5% per $25 of liquidation preference per share, subject to increase if (a) we fail to comply with certain covenants, (b) we experience certain defaults under any of our credit facilities, (c) four quarterly dividends payable on the Series C preferred shares are in arrears or (d) the Series C preferred shares are not redeemed in whole by January 30, 2017. The Series C preferred shares represent perpetual equity interests in us and, unlike our indebtedness but like our Series D preferred shares, do not give rise to a claim for payment of a principal amount at a particular date. As such, the Series C preferred shares rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us, and pari passu with the Series D preferred shares. Upon any liquidation or dissolution of us, holders of the Series C preferred shares will generally be entitled to receive the cash value of the liquidation preference of the Series C preferred shares, plus an amount equal to accumulated and unpaid dividends, after satisfaction of all liabilities to our creditors and holders of the Series A preferred shares, but before any distribution is made to or set aside for the holders of junior stock, including our Class A common shares. The Series C preferred shares are not convertible into common shares or other of our securities, do not have exchange rights and are not entitled to any preemptive or similar rights.

Series D Preferred Shares

In December 2012, we issued 3,105,000 of our 7.95% Series D Cumulative Redeemable Perpetual Preferred Shares. In November 2013, we issued an additional 2,000,000 Series D preferred shares at $25.00 per share (including accrued dividends). The liquidation preference of the Series D preferred shares is $25 per share. The shares are redeemable by us at any time on or after January 30, 2018. The shares carry an annual dividend rate of 7.95% per $25 of liquidation preference per share. The Series D preferred shares represent perpetual equity interests in us and, unlike our indebtedness but like our Series C preferred shares, do not give rise to a claim for payment of a principal amount at a particular date. As such, the Series D preferred shares rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us, and pari passu with the Series C preferred shares. Upon any liquidation or dissolution of us, holders of the Series D preferred shares will generally be entitled to receive the cash value of the liquidation preference of the Series D preferred shares, plus an amount equal to accumulated and unpaid dividends, after satisfaction of all liabilities to our creditors and holders of the Series A preferred shares, but before any distribution is made to or set aside for the holders of junior stock, including our Class A common shares. The Series D preferred shares are not convertible into common shares or other of our securities, do not have exchange rights and are not entitled to any preemptive or similar rights.

Series R Preferred Shares

Pursuant to our shareholders rights agreement and as an anti-takeover measure, we have issued preferred share purchase rights that are presently attached to, and transferable only with, our Class A common shares. Prior to the occurrence of specified events, the preferred share purchase rights will not be exercisable or evidenced separately from our Class A common shares. Upon exercise, if any, of these rights, the holders of such rights who are entitled to exercise them would receive 1/1000th of a share of our Series R Participating Preferred Stock for each right exercised. We have authorized 1,000,000 Series R preferred shares with a par value of $0.01 per share. Each Series R preferred share entitles the holder to 1,000 votes on all matters submitted to a vote of our shareholders. The Series R preferred shares rank junior to all other series of our preferred shares.

PRICE RANGE OF CLASS A COMMON SHARES AND DIVIDENDS

Our Class A common shares were listed on The New York Stock Exchange on August 12, 2005. Our Class A common shares are traded on The New York Stock Exchange under the symbol “SSW.”

The following table sets forth, for the periods indicated, the high and low sales prices for our Class A common shares as reported on The New York Stock Exchange and quarterly dividend paid per Class A common share. The closing sale price of our Class A common shares on The New York Stock Exchange on November 19, 2013 was $23.43 per share.

	Price ranges		Dividend per share(2)
	High	Low
Year Ended
December 31, 2013(1)	$25.10	$16.46
December 31, 2012	19.98	13.50
December 31, 2011	21.33	10.21
December 31, 2010	15.05	9.22
December 31, 2009	13.07	5.12
December 31, 2008	31.40	4.37
Quarter Ended
December 31, 2013(1)	$25.10	$19.45
September 30, 2013	24.66	19.90	$0.3125	(3)
June 30, 2013	23.52	19.75	0.3125
March 31, 2013	20.95	16.46	0.3125
December 31, 2012	17.20	14.73	0.2500
September 30, 2012	18.00	14.50	0.2500
June 30, 2012	17.99	14.20	0.2500
March 31, 2012	19.98	13.50	0.2500
December 31, 2011	14.77	10.21	0.1875
September 30, 2011	16.68	11.05	0.1875
June 30, 2011	21.33	14.42	0.1875
March 31, 2011	19.74	12.53	0.1875
Month Ended
November 30, 2013(1)	$24.48	$22.59
October 31, 2013	25.10	19.45
September 30, 2013	24.66	21.52
August 31, 2013	21.76	20.14
July 31, 2013	22.21	19.90
June 30, 2013	23.43	19.81
May 31, 2013	23.52	20.87

(1)	Period ending November 19, 2013.
(2)	Dividends declared associated with each respective quarter.
(3)	On October 30, 2013, our board of directors declared a dividend in respect of our quarter ended September 30, 2013 of $0.3125 per Class A common share. The dividend will be paid on November 27, 2013 to the holders of record of our Class A common shares on November 18, 2013 (or, the Record Date). Because the closing of this offering will occur after the Record Date, you will not receive this dividend on any Class A common shares you purchase in this offering.

MARSHALL ISLANDS COMPANY CONSIDERATIONS

Our corporate affairs are governed by our Articles of Incorporation and bylaws and by the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. While the BCA also provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as United States courts. Accordingly, you may have more difficulty in protecting your interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction that has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BCA and the Delaware General Corporation Law relating to certain shareholders’ rights.

SHAREHOLDER MEETINGS
MARSHALL ISLANDS	DELAWARE

•Held at a time and place as designated in the bylaws

•May be held within or outside the Marshall Islands

•Notice:

•Whenever shareholders are required to take action at a meeting, written notice shall state the place, date and hour of the meeting and indicate that it is being issued by or at the direction of the person calling the meeting

•A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before the meeting

•May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors

•May be held within or outside Delaware

•Notice:

•Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given that shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any

•Written notice shall be given not less than 10 nor more than 60 days before the meeting

SHAREHOLDERS’ VOTING RIGHTS
MARSHALL ISLANDS	DELAWARE

•Any action required to be taken by meeting of shareholders may be taken without meeting if consent is in writing and is signed by all the shareholders entitled to vote

•Any person authorized to vote may authorize another person to act for him by proxy

•Unless otherwise provided in the articles of incorporation, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one-third of the shares entitled to vote at a meeting

•The articles of incorporation may provide for cumulative voting

•Shareholders may act by written consent signed by the holders of outstanding shares having the number of votes necessary to take action at a meeting

•Any person authorized to vote may authorize another person or persons to act for him by proxy

•For stock corporations, certificate of incorporation or bylaws may specify the number to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum

•The certificate of incorporation may provide for cumulative voting

DIRECTORS
MARSHALL ISLANDS	DELAWARE

•Board must consist of at least one member

•Number of members can be changed by an amendment to the bylaws, by the shareholders, or by action of the board

•If the board is authorized to change the number of directors, it can only do so by an absolute majority (majority of the entire board)

•Removal:

•Any or all of the directors may be removed for cause by vote of the shareholders

•If the articles of incorporation or the bylaws so provide, any or all of the directors may be removed without cause by vote of the shareholders

•Board must consist of at least one member

•Number of board members shall be fixed by the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate

•Removal:

•Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote except: (1) unless the certificate of incorporation otherwise provides, in the case of a corporation whose board is classified, stockholders may effect such removal only for cause, or (2) if the corporation has cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors, or, if there be classes of directors, at an election of the class of directors of which such director is a part.

DISSENTERS’ RIGHTS OF APPRAISAL
MARSHALL ISLANDS	DELAWARE

•Shareholders have a right to dissent from a merger or sale of all or substantially all assets not made in the usual course of business, and receive payment of the fair value of their share

•A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:

•Alters or abolishes any preferential right of any outstanding shares having preference;

•Creates, alters, or abolishes any provision or right in respect to the redemption of any outstanding shares;

•Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or

•Appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation, subject to exceptions

•The certificate of incorporation may provide that appraisal rights are available for shares as a result of an amendment to the certificate of incorporation, any merger or consolidation or the sale of all or substantially all of the assets

•Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class.

SHAREHOLDERS’ DERIVATIVE ACTIONS
MARSHALL ISLANDS	DELAWARE

•An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law

•Complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board or the reasons for not making such effort

•Such action shall not be discontinued, compromised or settled, without the approval of the High Court of the Republic of the Marshall Islands

•Attorney’s fees may be awarded if the action is successful

•Corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of less than $50,000

•In any derivative suit instituted by a shareholder or a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s stock thereafter devolved upon such shareholder by operation of law

CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of certain material United States federal income tax considerations that may be relevant to prospective beneficial owners of our Class A common shares and, unless otherwise noted in the following discussion, is the opinion of Perkins Coie LLP, our U.S. counsel, insofar as it relates to matters of U.S. federal income tax law and legal conclusions with respect to those matters. The opinion of our counsel is dependent on the accuracy of representations made by us to them, including descriptions of our operations contained herein.

This discussion is based upon the provisions of the Code, applicable U.S. Treasury Regulations promulgated thereunder, legislative history, judicial authority and administrative interpretations, as of the date of this prospectus supplement, all of which are subject to change, possibly with retroactive effect, or are subject to different interpretations. Changes in these authorities may cause the U.S. federal income tax considerations to vary substantially from those described below.

This discussion applies only to beneficial owners of our Class A common shares that own the shares as “capital assets” (generally, for investment purposes) and does not comment on all aspects of U.S. federal income taxation that may be important to certain shareholders in light of their particular circumstances, such as shareholders subject to special tax rules (e.g., financial institutions, regulated investment companies, real estate investment trusts, insurance companies, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, broker-dealers, tax-exempt organizations, or former citizens or long-term residents of the United States) or shareholders that will hold our Class A common shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, all of whom may be subject to U.S. federal income tax rules that differ significantly from those summarized below. If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our Class A common shares, the tax treatment of its partners generally will depend upon the status of the partner and the activities of the partnership. Partners in partnerships holding our Class A common shares should consult their own tax advisors to determine the appropriate tax treatment of the partnership’s ownership of our Class A common shares.

No ruling has been requested from the IRS regarding any matter affecting us or our shareholders. Instead, we will rely on the opinion of Perkins Coie LLP. Unlike a ruling, an opinion of counsel represents only that counsel’s legal judgment and does not bind the IRS or the courts. Accordingly, the opinion and statements made here may not be sustained by a court if contested by the IRS.

This discussion does not address any U.S. estate, gift or alternative minimum tax considerations or tax considerations arising under the laws of any state, local or non-U.S. jurisdiction. Shareholders are urged to consult their own tax advisors regarding the U.S. federal, state, local and other tax consequences of owning and disposing of our Class A common shares.

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our Class A common shares that is: (a) a U.S. citizen or U.S. resident alien; (b) a corporation, or other entity taxable as a corporation, for U.S. federal income purposes, that was created or organized under the laws of the United States, any state thereof, or the District of Columbia; (c) an estate whose income is subject to U.S. federal income taxation regardless of its source; or (d) a trust that either is subject to the supervision of a court within the United States and has one or more U.S. persons with authority to control all of its substantial decisions or has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions on Our Class A Common Shares

Subject to the discussion of passive foreign investment companies, or PFICs, below, any distributions made by us with respect to our Class A common shares to a U.S. Holder generally will constitute dividends which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits allocated to the U.S. Holder’s Class A common shares, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits allocated to the U.S. Holder’s Class A common shares will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in our Class A common shares and thereafter as capital gain, which will be either long-term or short-term capital gain depending upon whether the U.S. Holder has held the Class A common shares for more than one year. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. For purposes of computing allowable foreign tax credits for U.S. federal income tax purposes, dividends received with respect to our Class A common shares will be treated as foreign source income and generally will be treated as “passive category income.”

Under current law, subject to holding-period requirements and certain other limitations, dividends received with respect to our Class A common shares by a U.S. Holder who is an individual, trust or estate, or a U.S. Individual Holder, generally will be treated as qualified dividend income that is taxable to such U.S. Individual Holder at preferential capital gain tax rates (provided we are not classified as a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year).

Special rules may apply to any “extraordinary dividend” paid by us. Generally, an extraordinary dividend is a dividend with respect to a share of common stock that is equal to or in excess of 10% of a common shareholder’s adjusted tax basis (or fair market value upon the shareholder’s election) in such common share. In addition, extraordinary dividends include dividends received within a one year period that, in the aggregate, equal or exceed 20% of a shareholder’s adjusted tax basis (or fair market value). If we pay an extraordinary dividend on our Class A common shares that is treated as qualified dividend income, then any loss recognized by a U.S. Individual Holder from the sale or exchange of such Class A common shares will be treated as long-term capital loss to the extent of the amount of such dividend.

Certain U.S. Individual Holders are subject to a 3.8% tax on certain investment income, including dividends. U.S. Individual Holders should consult their tax advisors regarding the effect, if any, of this tax on their ownership of our Class A common shares.

Sale, Exchange or Other Disposition of Our Class A Common Shares

Subject to the discussion of PFICs, below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our Class A common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such shares.

Subject to the discussion of extraordinary dividends above, gain or loss recognized upon a sale, exchange or other disposition of our Class A common shares (a) generally will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition, or short-term capital gain or loss otherwise and (b) generally will be treated as U.S. source income or loss, as applicable, for foreign tax credit purposes. Certain U.S. Individual Holders may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Certain U.S. Individual Holders are subject to a 3.8% tax on certain investment income, including gain from the disposition of our Class A common shares. U.S. Individual Holders should consult their tax advisors regarding the effect, if any, of this tax on their ownership of our Class A common shares.

Consequences of CFC Classification

If CFC Shareholders (generally, U.S. Holders who each own, directly, indirectly or constructively, 10% or more of the total combined voting power of all classes of our outstanding shares entitled to vote) own directly, indirectly or constructively more than 50 percent of either the total combined voting power of all classes of our outstanding shares entitled to vote or the total value of all of our outstanding shares, we generally would be treated as a controlled foreign corporation, or a CFC. We believe that we will be treated as a CFC for U.S. federal income tax purposes.

CFC Shareholders are treated as receiving current distributions of their respective share of certain income of the CFC without regard to any actual distributions. In addition, CFC Shareholders are subject to certain burdensome U.S. federal income tax and administrative requirements but generally are not also subject to the requirements generally applicable to shareholders of a PFIC (as discussed below). In addition, a person who is or has been a CFC Shareholder may recognize ordinary income on the disposition of shares of the CFC. U.S. persons who may obtain a substantial interest in us should consider the potential implications of being treated as a CFC Shareholder.

PFIC Status and Significant Tax Consequences

Special and adverse U.S. federal income tax rules apply to a U.S. Holder that holds stock in a non-U.S. entity treated as a corporation and classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC for any taxable year in which either (a) at least 75% of our gross income (including the gross income of certain of our subsidiaries) consists of passive income or (b) at least 50% of the average value of our assets (including the assets of certain of our subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. For purposes of these tests, passive income includes dividends, interest, gains from the sale or exchange of investment property, rents and royalties (other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business) but does not include income derived from the performance of services.

There are legal uncertainties involved in determining whether the income derived from our time chartering activities constitutes rental income or income derived from the performance of services, including legal uncertainties arising from the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, the IRS stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on the current composition of our assets and operations (and that of our subsidiaries), we intend to take the position that we are not now and have never been a PFIC, and our counsel, Perkins Coie LLP, is of the opinion that we should not be a PFIC based on applicable law, including the Code, legislative history, published revenue rulings and court decisions, and representations we have made to them regarding the composition of our assets, the source of our income and the nature of our activities and other operations following this offering, including:

•	all time charters we have entered into are similar in all material respects to those we have provided to Perkins Coie LLP;

•	the income from our chartering activities with CSCL Asia, COSCON, MOL, K-Line, Yang Ming, Yang Ming Marine and CSAV will be greater than 25% of our total gross income at all relevant times;

•	the gross value of our vessels chartered to CSCL Asia, COSCON, MOL, K-Line, Yang Ming, Yang Ming Marine and CSAV will exceed the gross value of all other assets we own at all relevant times;

•	the estimated useful life of each of our vessels subject to a time charter will be 30 years from the date of delivery under the charter; and

•	the total payments due to us under the charters are substantially in excess of the bareboat charter rate for comparable vessels in effect at the time the time charters were executed.

An opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinion of Perkins Coie LLP may not be sustained by a court if contested by the IRS. Further, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, there can be no assurance that the nature of our operations, and therefore the composition of our income and assets, will remain the same in the future. Moreover, the market value of our stock may be treated as reflecting the value of our assets at any given time. Therefore, a decline in the market value of our stock (which is not within our control) may impact the determination of whether we are a PFIC. Because our status as a PFIC for any taxable year will not be determinable until after the end of the taxable year, there can be no assurance that we will not be considered a PFIC for any future taxable year.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder generally would be subject to one of three different U.S. income tax regimes, depending on whether the U.S. Holder makes certain elections.

Taxation of U.S. Holders Making a Timely QEF Election

If we were classified as a PFIC for a taxable year, a U.S. Holder making a timely election to treat us as a “Qualified Electing Fund” for U.S. tax purposes, or a QEF Election would be required to report its pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the U.S. Holder’s taxable year regardless of whether the U.S. Holder received distributions from us in that year. Such income inclusions would not be eligible for the preferential tax rates applicable to qualified dividend income. The U.S. Holder’s adjusted tax basis in our Class A common shares would be increased to reflect taxed but undistributed earnings and profits, and distributions of earnings and profits that had previously been taxed would not be taxed again when distributed but would result in a corresponding reduction in the U.S. Holder’s adjusted tax basis in our Class A common shares. The U.S. Holder generally would recognize capital gain or loss on the sale, exchange or other disposition of our Class A common shares. A U.S. Holder would not, however, be entitled to a deduction for its pro-rata share of any losses that we incurred with respect to any year.

A U.S. Holder would make a QEF Election with respect to any year that we are a PFIC by filing IRS Form 8621 with its U.S. federal income tax return and complying with all other applicable filing requirements. However, a U.S. Holder’s QEF Election will not be effective unless we annually provide the U.S. Holder with certain information concerning our income and gain, calculated in accordance with the Code, to be included with the U.S. Holder’s U.S. federal income tax return. We have not provided our U.S. Holders with such information in prior taxable years and do not intend to provide such information in the current taxable year. Accordingly, you will not be able to make an effective QEF Election at this time. If, contrary to our expectations, we determine that we are or expect to be a PFIC for any taxable year, we will provide U.S. Holders with the information necessary to make an effective QEF Election with respect to our Class A common shares.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we believe, our Class A common shares are treated as “marketable stock,” then a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our Class A common shares, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of our Class A common shares at the end of the taxable year over the U.S. Holder’s adjusted tax basis in our Class A common shares. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the

U.S. Holder’s adjusted tax basis in our Class A common shares over the fair market value thereof at the end of the taxable year (but only to the extent of the net amount previously included in income as a result of the mark-to-market election). The U.S. Holder’s tax basis in our Class A common shares would be adjusted to reflect any such income or loss recognized. Gain realized on the sale, exchange or other disposition of our Class A common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of our Class A common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Because the mark-to-market election only applies to marketable stock, however, it would not apply to a U.S. Holder’s indirect interest in any of our subsidiaries that were also determined to be PFICs.

Taxation of U.S. Holders Not Making a Timely QEF Election or Mark-to-Market Election

Finally, if we were to be treated as a PFIC for any taxable year and if a U.S. Holder did not make either a QEF Election or a mark-to-market election for that year, the U.S. Holder would be subject to special rules resulting in increased tax liability with respect to (a) any excess distribution (i.e., the portion of any distributions received by the U.S. Holder on our Class A common shares in a taxable year in excess of 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our Class A common shares), and (b) any gain realized on the sale, exchange or other disposition of our Class A common shares. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the U.S. Holder’s aggregate holding period for our Class A common shares;

•

the amount allocated to the current taxable year and any taxable year prior to the year we were first treated as a PFIC with respect to the U.S. Holder would be taxed as ordinary income in the current taxable year;

•	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayers for that year, and

•	an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

If we were treated as a PFIC, a U.S. Holder would be required to file Form 8621 annually with the IRS with respect to the U.S. Holder’s Class A common shares. In addition, if the U.S. Holder is an individual who dies while owning our Class A common shares, such shareholder’s successor generally would not receive a step-up in tax basis with respect to such shares.

U.S. Holders are urged to consult their own tax advisors regarding the applicability, availability and advisability of, and procedure for, making QEF Elections, mark-to-market elections and other available elections with respect to us, and the U.S. federal income tax consequences of making such elections.

U.S. Return Disclosure Requirements for Individual U.S. Holders

U.S. Individual Holders that hold certain specified foreign financial assets, including stock in a foreign corporation that is not held in an account maintained by a financial institution, with an aggregate value in excess of $50,000 on the last day of a taxable year, or $75,000 at any time during that taxable year, may be required to report such assets on IRS Form 8938 with their tax return for that taxable year. Penalties apply for failure to properly complete and file Form 8938. Investors are encouraged to consult with their own tax advisors regarding the possible application of this disclosure requirement to their investment in our Class A common shares.

U.S. Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our Class A common shares (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is referred to herein as a non-U.S. Holder.

Distributions

In general, a non-U.S. Holder is not subject to U.S. federal income tax on distributions received from us with respect to our Class A common shares unless the distributions are effectively connected with the non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the non-U.S. Holder maintains in the United States). If a non-U.S. Holder is engaged in a U.S. trade or business and the distribution is deemed to be effectively connected to that trade or business, the non-U.S. Holder generally will be subject to U.S. federal income tax on that distribution in the same manner as if it were a U.S. Holder.

Sale, Exchange or Other Disposition

In general, a non-U.S. Holder is not subject to U.S. federal income tax on any gain resulting from the disposition of our Class A common shares unless (a) such gain is effectively connected with the non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the non-U.S. Holder maintains in the United States) or (b) the non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year in which those shares are disposed of (and certain other requirements are met). If a non-U.S. Holder is engaged in a U.S. trade or business and the disposition of Shares is deemed to be effectively connected to that trade or business, the non-U.S. Holder generally will be subject to U.S. federal income tax on the resulting gain in the same manner as if it were a U.S. Holder.

Information Reporting and Backup Withholding

In general, payments of distributions or the proceeds of a disposition of our Class A common shares to a non-corporate U.S. Holder will be subject to information reporting requirements. These payments to a non-corporate U.S. Holder also may be subject to backup withholding if the U.S. Holder:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that he has failed to report all interest or corporate distributions required to be shown on his U.S. federal income tax returns; or

•	in certain circumstances fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding on payments made to them within the United States by certifying their status on an IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

Backup withholding is not an additional tax. Rather, a holder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by timely filing a U.S. federal income tax return with the IRS.

NON-UNITED STATES TAX CONSIDERATIONS

Marshall Islands Tax Considerations

The following discussion is the opinion of Reeder & Simpson, P.C., our counsel as to matters of the laws of the Republic of the Marshall Islands, and the current laws of the Republic of the Marshall Islands applicable to persons who do not reside in, maintain offices in or engage in business in the Republic of the Marshall Islands.

Because we do not, and we do not expect that we will, conduct business or operations in the Republic of the Marshall Islands, and because all documentation related to this offering will be executed outside of the Republic of the Marshall Islands, under current Marshall Islands law you will not be subject to Marshall Islands taxation or withholding on distributions, including upon a return of capital, we make to you as a shareholder. In addition, you will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of Class A common shares, and you will not be required by the Republic of the Marshall Islands to file a tax return relating to the Class A common shares.

Each prospective shareholder is urged to consult its tax counsel or other advisor with regard to the legal and tax consequences, under the laws of pertinent jurisdictions, including the Marshall Islands, of its investment in us. Further, it is the responsibility of each shareholder to file all state, local and non-U.S., as well as U.S. federal tax returns that may be required of it.

Canadian Federal Income Tax Considerations

The following discussion is the opinion of Farris, Vaughan, Wills & Murphy LLP, our Canadian tax counsel, as to the material Canadian federal income tax consequences under the Income Tax Act (Canada) (the Canada Tax Act), as of the date of this prospectus, that we believe are relevant to holders of Class A common shares acquired in this offering who are, at all relevant times, for the purposes of the Canada Tax Act and the Canada-United States Tax Convention 1980 (the Canada-U.S. Treaty), resident only in the United States who are “qualifying persons” for purposes of the Canada-U.S. Treaty and who deal at arm’s length with us (U.S. Resident Holders). Holders that are United States limited liability companies should consult their own tax advisors.

Subject to the assumptions below, under the Canada Tax Act no taxes on income (including taxable capital gains and withholding tax on dividends) are payable by U.S. Resident Holders in respect of the acquisition, holding, disposition or redemption of our shares. This opinion is based upon the assumptions that we are not a resident of Canada and such U.S. Resident Holders do not have, and have not had, for the purposes of the Canada-U.S. Treaty, a permanent establishment in Canada to which such shares pertain and, in addition, do not use or hold and are not deemed or considered to use or hold such shares in the course of carrying on a business in Canada. Based on the Canada Tax Act as currently enacted, we will not be resident in Canada in a particular taxation year if our principal business in that year is the operation of ships that are used primarily in transporting passengers or goods in international traffic, all or substantially all of our gross revenue for that year consists of gross revenue from the operation of ships in transporting passengers or goods in that international traffic, and we were not granted articles of continuance in Canada before the end of that year (the International Shipping Residence Exception).

Draft legislation was introduced by the Canadian Minister of Finance on July 12, 2013 (the Draft Proposals) that would, if such Draft Proposals become law in the form currently proposed, amend the Canada Tax Act to, generally, (a) limit the foregoing International Shipping Residence Exception to corporations whose principle business is, and who generate substantially all of their gross revenue from, “international shipping” and (b) define “international shipping” as excluding leasing a ship by a lessor to a lessee that has complete possession, control and command of the ship, unless the lessor or a corporation, trust or partnership affiliated with the lessor has an eligible interest in the lessee. The Draft Proposals are proposed to apply to taxation years of corporations which begin after July 12, 2013.

Based on our operations, we do not believe that the Draft Proposals would, if enacted into law in the form currently proposed, result in us becoming resident in Canada for purposes of the Canada Tax Act.

Please read “Business—Taxation of the Company—Canadian Taxation” for a further discussion, separate from this opinion, of the tax consequences of us becoming a resident of Canada.

Each prospective shareholder is urged to consult its tax counsel or other advisor with regard to the legal and tax consequences, under the laws of pertinent jurisdictions, including Canada, of its investment in us. Further, it is the responsibility of each shareholder to file all state, local and non-U.S., as well as U.S. federal tax returns that may be required of it.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

We estimate the expenses in connection with the issuance and distribution of our Class A common shares, other than underwriting discounts and commissions, as follows:

Printing Expenses	$50,000
Legal Fees and Expenses	225,000
Accountants’ Fees and Expenses	75,000
Transfer Agent Fees and Expenses	5,000
Miscellaneous Costs	20,000

Total	$375,000

UNDERWRITING

Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., J.P. Morgan Securities LLC and Jefferies LLC are acting as joint book-running managers of this Class A common share offering and as representatives of each of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares (the “Underwritten Shares”) set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.	857,500
Merrill Lynch, Pierce, Fenner & Smith Incorporated	857,500
Credit Suisse Securities (USA) LLC	525,000
Deutsche Bank Securities Inc.	525,000
J.P. Morgan Securities LLC	280,000
Jefferies LLC	280,000
Clarkson Capital Markets LLC	175,000

Total	3,500,000

The underwriting agreement provides that the obligations of the underwriters to purchase the Underwritten Shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the Underwritten Shares (other than those covered by the underwriters’ option to purchase additional shares described below) if they purchase any of the shares.

The shares may be offered for sale in transactions, including block sales, on The New York Stock Exchange, in the over-the-counter market, in negotiated transactions or otherwise. The underwriters initially propose to offer the Underwritten Shares directly to the public at the offering price listed on the cover page of this prospectus supplement or to certain dealers at a price that represents a concession not in excess of $0.52 per share. After the initial offering, the offering price and other selling terms may from time to time be varied by the underwriters. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

Subject to certain exceptions, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate of 525,000 additional shares at the public offering price less the underwriting discount. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

Subject to certain exceptions, we, our officers and directors have agreed that, for a period of 45 days from the date of this prospectus supplement, we will not, without the prior written consent of Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, dispose of or hedge any shares or any securities convertible into or exchangeable for our Class A common shares. These exceptions include permitting certain shareholders to sell up to an aggregate of 275,000 Class A common shares, provided, that in the case of such sales, the aggregate number of shares sold on any day shall not exceed 10% of the three-month average daily trading volume, and the price per share in each such sale equals or exceeds the public offering price. Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

The shares are listed on The New York Stock Exchange under the symbol “SSW.”

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering.

	Paid by Us
	No Exercise	Full Exercise
Per share	$0.88	$0.88
Total	$3,080,000	$3,542,000

We estimate that our total expenses for this offering will be approximately $375,000.

In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the underwriters’ option to purchase additional shares, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

•	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the underwriters’ option to purchase additional shares.

•	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters’ option to purchase additional shares.

•	Covering transactions involve purchases of shares either pursuant to the underwriters’ option to purchase additional shares or in the open market in order to cover short positions.

•

To close a naked short position, the underwriters must purchase shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

To close a covered short position, the underwriters must purchase shares in the open market or must exercise the option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option to purchase additional shares.

•	Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on The New York Stock Exchange, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Conflicts of Interest

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In particular, affiliates of some of the underwriters are parties to our credit facilities. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. In addition, affiliates of some of the underwriters are lenders, and in some cases agents or managers for the lenders, under our credit facility. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments. An affiliate of Clarkson Capital Markets LLC has provided information and data contained in this prospectus relating to the international container shipping industry.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

The validity of the Class A common shares and certain other legal matters with respect to the laws of the Republic of The Marshall Islands will be passed upon for us by Dennis J. Reeder, Reeder & Simpson, P.C. Certain other legal matters will be passed upon for us by Perkins Coie LLP, Portland, Oregon, and by Farris, Vaughan, Wills & Murphy LLP, Vancouver, British Columbia. Farris, Vaughan, Wills & Murphy LLP and Perkins Coie LLP may rely on the opinions of Dennis J. Reeder, Reeder & Simpson, P.C. for all matters of Marshall Islands law. The underwriters have been represented in connection with this offering by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

The consolidated financial statements of Seaspan Corporation as of December 31, 2012 and 2011, and for each of the years in the three-year period ended December 31, 2012, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2012, have been incorporated by reference herein and in the related registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing. The audit report on the effectiveness of internal control over financial reporting as of December 31, 2012, contains an explanatory paragraph that states that the Company acquired the Manager during 2012, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012, the acquired business internal control over financial reporting associated with net assets of $52.6 million, revenue of nil and operating expenses of $135.8 million included in the consolidated financial statements of the Company as of and for the year ended December 31, 2012. The audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of this acquired business.

The section in this prospectus supplement entitled “The International Containership Industry” has been included in reliance upon CRSL’s authority as an expert on such matters. CRSL has confirmed to us that such section accurately describes the international containership market, subject to the availability and reliability of the data supporting the statistical and graphical information presented in this prospectus supplement, as indicated in the consent of CRSL filed as an exhibit to our Report on Form 6-K filed on the date of this prospectus supplement and incorporated by reference into the registration statement of which this prospectus supplement is a part.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

As required by the Securities Act, we filed a registration statement relating to the securities offered by this prospectus with the SEC. This prospectus is a part of that registration statement, which includes additional information.

Government Filings

We file and furnish annual and other reports with the SEC. You may read and copy any document that we file or furnish with the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1-(800) SEC-0330, and you may obtain copies of documents at prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. 20549. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, you can obtain information about us at the offices of The New York Stock Exchange, 20 Broad Street, New York, New York 10005.

Information Incorporated by Reference

The SEC allows us to “incorporate by reference” information that we file with it. This means that we can disclose important information to you without actually including the specific information in this prospectus supplement by referring you to other documents filed separately with the SEC. The information incorporated by reference is an important part of this prospectus supplement. Information that we file later with the SEC prior to the termination of this offering will also be considered to be part of this prospectus supplement and will automatically update and supersede previously filed information, including information contained in this document.

We incorporate by reference into this prospectus supplement the documents listed below:

•	Reports on Form 6-K, dated November 9, 2012, March 19, 2013, May 3, 2013, August 1, 2013 and November 1, 2013;

•	Report on Form 6-K/A, dated October 7, 2013; and

•	Annual Report on Form 20-F for the year ended December 31, 2012, filed with the SEC on March 19, 2013.

We are also incorporating by reference all subsequent annual reports on Form 20-F that we file with the SEC and certain Reports on Form 6-K that we furnish to the SEC after the date of this prospectus supplement (if they state that they are incorporated by reference into this prospectus supplement) until we file a post-effective amendment indicating that the offering of the securities made by this prospectus supplement has been terminated. In all cases, you should rely on the later information over different information included in this prospectus supplement or the base prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the base prospectus. We have not, and any underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the base prospectus as well as the information we previously filed with the SEC and incorporated by reference, is accurate as of the dates on the front cover of those documents only. Our business, financial condition and results of operations and prospects may have changed since those dates.

You may request a free copy of the above mentioned filings or any subsequent filing we incorporated by reference to this prospectus by writing or telephoning us at the following address:

Seaspan Corporation

Unit 2, 7th Floor

Bupa Centre

141 Connaught Road West

Hong Kong

China

(852) 2540-1686

Attention: Chief Financial Officer

Information Provided by the Company

We will furnish, on request, to holders of our Class A common shares annual reports containing audited financial statements and a report by our independent registered public accounting firm. The audited financial statements will be prepared in accordance with U.S. GAAP and those reports will include a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section for the relevant periods. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, certain rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short- swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, including the filing of quarterly reports or current reports on Form 8-K. However, we intend to make available quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each fiscal year.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a Marshall Islands corporation, and our executive offices are located outside of the United States in Hong Kong. A majority of our directors and officers and some of the experts named in this prospectus reside outside of the United States. In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against us or those persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws.

In addition, the courts of the Marshall Islands or Hong Kong may not (a) enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws or (b) recognize or enforce against us or any of our officers, directors or experts judgments of courts of the United States predicated on U.S. federal or state securities laws. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

GLOSSARY OF SHIPPING TERMS

The following are definitions of certain terms that are commonly used in the shipping industry and in this prospectus.

Annual Survey.    The inspection of a vessel pursuant to international conventions, by a classification society surveyor, on behalf of the flag state, that takes place every year.

Bareboat Charter.    A charter of a vessel under which the shipowner is usually paid a fixed amount for a certain period of time during which the charterer is responsible for the vessel operating expenses, including crewing, and voyage expenses of the vessel and for the management of the vessel. A bareboat charter is also known as a “demise charter” or a “time charter by demise.”

Bunkers.    Heavy fuel and diesel oil used to power a vessel’s engines.

Charter.    The hire of a vessel for a specified period of time or a particular voyage to carry a cargo from a loading port to a discharging port. The contract for a charter is commonly called a charterparty.

Charterer.    The party that charters a vessel.

Classification Society.    An independent organization that certifies that a vessel has been built and maintained according to the organization’s rules for that type of vessel and complies with the applicable rules and regulations of the flag state and the international conventions of which that country is a member. A vessel that receives its certification is referred to as being “in-class.”

Dry-Docking.    The removal of a vessel from the water for inspection and, if needed, repair of those parts of a vessel that are below the water line. During dry-dockings, which are required to be carried out periodically, certain mandatory classification society inspections are carried out and relevant certifications are issued. Dry-dockings for containerships are generally required once every five years, one of which must be a “special survey.”

Flag State.    The country of a vessel’s registry.

Hire Rate.    The payment to the shipowner from the charterer for the use of the vessel.

Hull.    Shell or body of a vessel.

IMO.    International Maritime Organization, a United Nations agency that issues international standards for shipping.

Intermediate Survey.    The inspection of a vessel by a classification society surveyor that takes place 24 to 36 months after each “special survey.”

Newbuilding.    A new vessel under construction or just completed.

Off-Charter.    The period in which a vessel is not in service under a time charter and, accordingly, we do not receive hire.

Off-Hire.    The period in which a vessel is not available for service under a time charter and, accordingly, the charterer generally is not required to pay the hire rate. Off-hire periods can include days spent on repairs, dry-docking and surveys, whether or not scheduled.

Protection and Indemnity (or P&I) Insurance.    Insurance obtained through a mutual association formed by shipowners to provide liability indemnification protection from various liabilities to which they are exposed in the course of their business, and which spreads the liability costs of each member by requiring contribution by all members in the event of a loss.

Scrapping.    The sale of a vessel as scrap metal.

Special Survey.    The inspection of a vessel by a classification society surveyor that takes place every five years, as part of the recertification of the vessel by a classification society.

Spot Market.    The market for immediate chartering of a vessel, usually for single voyages.

TEU.    Twenty-foot equivalent unit, the international standard measure for containers and containership capacity.

Time Charter.    A charter under which the shipowner hires out a vessel for a specified period of time. The shipowner is responsible for providing the crew and paying vessel operating expenses, while the charterer is responsible for paying the voyage expenses and additional voyage insurance. The shipowner is paid the hire rate, which accrues on a daily basis.

Vessel Operating Expenses.    The costs of operating a vessel, primarily consisting of crew wages and associated costs, insurance premiums, management fees, lubricants and spare parts, and repair and maintenance costs.

PROSPECTUS

Common Shares

Preferred Shares

Convertible Preferred Shares

Debt Securities

Convertible Debt Securities

Seaspan Corporation

We may, from time to time, offer to sell common shares, preferred shares, convertible preferred shares, debt securities or convertible debt securities. We refer to our common shares, preferred shares, convertible preferred shares, debt securities and convertible debt securities collectively as the “securities.” The securities we may offer may be convertible into or exercisable or exchangeable for other securities. We may offer the securities separately or together, in separate series or classes and in amounts, at prices and on terms described in one or more supplements to this prospectus. In addition, this prospectus may be used to offer securities for the account of persons other than us.

This prospectus describes some of the general terms that may apply to these securities. Each time we sell securities, the specific terms of the securities to be offered, and any other information relating to a specific offering, will be set forth in an amendment to the registration statement of which this prospectus is a part, or in a supplement to this prospectus, or may be set forth in one or more documents incorporated by reference in this prospectus.

We or any selling securityholder may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, or through other means, on a continuous or delayed basis. If any underwriters are involved in the sale of any securities offered by this prospectus and any prospectus supplement, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or may be calculable from the information set forth, in the applicable prospectus supplement.

You should read this prospectus and any prospectus supplement carefully before you invest in any of our securities. This prospectus may not be used to offer and sell securities unless accompanied by a prospectus supplement.

Our Class A common shares are listed on the New York Stock Exchange under the symbol “SSW.” On August 16, 2013, the last reported sale price of our Class A common shares on the New York Stock Exchange was $21.44 per share. Our Series C preferred shares are listed on the New York Stock Exchange under the symbol “SSW PR C.” On August 16, 2013, the last reported sale price of our Series C preferred shares on the New York Stock Exchange was $26.19 per share. Our Series D preferred shares are listed on the New York Stock Exchange under the symbol “SSW PR D.” On August 16, 2013, the last reported sale price of our Series D preferred shares on the New York Stock Exchange was $25.05 per share.

Investing in our securities involves a high degree of risk. Please read the sections entitled “Forward-Looking Information” and “Risk Factors” contained on pages 3 and 4 of this prospectus and in the applicable prospectus supplement, as well as documents which are incorporated by reference herein and therein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 19, 2013.

You should rely only on the information contained in this prospectus, any prospectus supplement or incorporated by reference herein or therein. We have not authorized any other person to provide you with different information. If anyone provides you with different information, you should not rely on it. We are not making an offer of these securities in any jurisdiction where an offer is not permitted. You should not assume that the information contained in this prospectus or incorporated by reference herein is accurate as of any date other than the date on the front of this prospectus or the date of such incorporated documents, as the case may be.

i

ABOUT THIS PROSPECTUS

Unless we otherwise specify, when used in this prospectus, the terms “Seaspan,” the “Company,” “we,” “our” and “us” refer to Seaspan Corporation and its subsidiaries. Unless otherwise indicated, all dollar references in this prospectus are to U.S. dollars, and financial information presented in this prospectus that is derived from financial statements incorporated by reference is prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

This prospectus is part of a registration statement on Form F-3 we filed with the Securities Exchange Commission, or the Commission, using a shelf registration process. Under the shelf registration process, we and certain securityholders may sell any combination of the securities described in this prospectus from time to time and in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we or selling securityholders sell securities under this prospectus, we will provide a prospectus supplement that contains specific information about the terms of the offering and of the securities being offered. The prospectus supplement may also add, update or change information contained in this prospectus and, accordingly, to the extent inconsistent, information in this prospectus is superseded by the information in the applicable prospectus supplement. No limit exists on the aggregate amount of the securities we or selling securityholders may sell pursuant to the registration statement of which this prospectus is a part. You should carefully read both this prospectus and any applicable prospectus supplement together with additional information described below under “Information Incorporated By Reference.”

You should rely only on the information contained in this prospectus, any prospectus supplement and the documents incorporated by reference herein and therein. We have not authorized anyone to provide you with different information. This prospectus may only be used where it is legal to sell these securities. You should not assume that the information contained in this prospectus, or in any prospectus supplement, is accurate as of any date other than its date regardless of the time of delivery of the prospectus or prospectus supplement or any sale of the securities. Our business, financial condition, results of operations and prospects, as well as other information, may have changed since such dates.

This prospectus does not contain all the information provided in the registration statement we filed with the Commission. For further information about us or the securities offered hereby, you should refer to that registration statement, which you can obtain from the Commission as described below under “Where You Can Find More Information.”

1

ABOUT SEASPAN CORPORATION

We are a leading independent charter owner and manager of containerships, which we charter primarily pursuant to long-term, fixed-rate time charters with major container liner companies. As of August 15, 2013, we operated a fleet of 71 containerships (including eight vessels under long-term leases) and we have entered into contracts for the purchase of an additional 13 newbuilding containerships, which have scheduled delivery dates through 2015. Each of our 13 newbuilding containerships will commence operation under long-term, fixed-rate charters upon delivery. Five of these 13 newbuilding containerships remain subject to allocation in relation to the right of first refusal agreement with Greater China Intermodal Investments LLC, an investment vehicle established by an affiliate of The Carlyle Group. The average age of the 71 vessels in our operating fleet was approximately six years as of August 15, 2013.

We are a Marshall Islands corporation incorporated on May 3, 2005. We maintain our principal executive offices at Unit 2, 7th Floor, Bupa Centre, 141 Connaught Road West, Hong Kong, China. Our telephone number is (852) 2540-1686. We maintain a website at www.seaspancorp.com. The information on our website is not part of this prospectus, and you should rely only on the information contained in this prospectus, any prospectus supplement and the documents incorporated by reference herein or therein when making a decision whether to investment in our securities.

2

FORWARD-LOOKING INFORMATION

This prospectus, any prospectus supplement and the documents incorporated by reference herein and therein contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. This Act provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. They often include words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “projects,” “forecasts,” “potential,” “expect,” “intend,” “may,” “might,” “plan,” “predict,” “seek,” “should” or “will,” or the negative of those terms, or comparable terminology. These forward-looking statements are all based on currently available operating, financial and competitive information and are subject to various risks and uncertainties. Our actual future results and trends may differ materially depending on a variety of factors, including, but not limited to, the risks and uncertainties discussed under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our annual reports on Form 20-F and any reports on Form 6-K incorporated herein by reference.

Any or all of our forward-looking statements in this prospectus, any prospectus supplement and the documents incorporated by reference herein and therein may turn out to be inaccurate. Incorrect assumptions we might make and known or unknown risks and uncertainties may affect the accuracy of our forward-looking statements. Forward-looking statements reflect our current expectations or forecasts of future events or results and are inherently uncertain, and accordingly, you should not place undue reliance on forward-looking statements.

Although we believe that the expectations and forecasts reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance, or achievements. Consequently, no forward-looking statement can be guaranteed and future events and actual or suggested results may differ materially. We expressly disclaim any obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise. You are advised, however, to consult any further disclosures we make in our annual reports on Form 20-F and any reports on Form 6-K that we incorporate herein by reference, as well as in any prospectus supplement relating to this prospectus and other public filings with the Commission.

3

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the risks described in the sections entitled “Risk Factors” in any prospectus supplement and those set forth in documents incorporated by reference in this prospectus and any applicable prospectus supplement, including our annual report on Form 20-F for the year ended December 31, 2012, filed on March 19, 2013, and subsequent filings, as well as other information in this prospectus and any prospectus supplement, before purchasing any of our securities. Each of the risks described in these sections and documents could materially and adversely affect our business, financial condition, results of operations and prospects, and could result in a loss of your investment. Additional risks and uncertainties known or not known to us or that we deem immaterial may also impair our business, financial condition, results of operations and prospects.

4

WHERE YOU CAN FIND MORE INFORMATION

We file and furnish annual and other reports with the Commission. You may read and copy any document that we file at the public reference facilities maintained by the Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. In addition, you can obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

As a foreign private issuer, we are exempt under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, from, among other things, certain rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, including the filing of quarterly reports or current reports on Form 8-K. However, we intend to make available quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each fiscal year.

This prospectus is part of a registration statement on Form F-3 filed by us with the Commission under the U.S. Securities Act of 1933, as amended, or the Securities Act. As permitted by the Commission, this prospectus does not contain all the information in the registration statement filed with the Commission. For a more complete understanding of this offering, you should refer to the complete registration statement (including exhibits) on Form F-3 that may be obtained from the locations described above. Statements contained in this prospectus or in any prospectus supplement about the contents of any contract or other document are not necessarily complete. If we have filed any contract or other document as an exhibit to the registration statement or any other document incorporated by reference in the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract or other document is qualified in its entirety by reference to the actual document.

5

INFORMATION INCORPORATED BY REFERENCE

The Commission allows us to “incorporate by reference” information that we file with it. This means that we can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Commission prior to the termination of this offering will also be considered to be part of this prospectus and will automatically update and supersede previously filed information, including information contained in this document.

We incorporate by reference the documents listed below and any future filings we make with the Commission under Section 13(a), 13(c) or 15(d) of the Exchange Act on or after the date of this prospectus (other than information “furnished” to the Commission, unless otherwise stated) until the termination of the registration statement of which this prospectus is a part:

•	Current Reports on Form 6-K, dated March 19, 2013, May 3, 2013 and August 1, 2013;

•	Annual Report on Form 20-F for the year ended December 31, 2012, filed with the Commission on March 19, 2013; and

•

The descriptions of our Class A common shares, our Series C preferred shares, our Series D preferred shares and our Series R preferred shares as set forth in our registration statements on Form 8-A filed on August 2, 2005, January 28, 2011, December 13, 2012 and April 19, 2011, respectively, including any subsequent amendments or reports filed for the purpose of updating such descriptions.

You may obtain a copy of the above mentioned filings or any subsequent filing we incorporated by reference into this prospectus or any prospectus supplement through the Commission or the Commission’s website as described above. You may also obtain copies of these documents free of charge by writing or telephoning us at the following address:

Seaspan Corporation

Unit 2, 7th Floor

Bupa Centre 141

Connaught Road West

Hong Kong

China

(852) 2540-1686

6

USE OF PROCEEDS

We will retain broad discretion over the use of the net proceeds from the sale of our securities offered by this prospectus. Unless we specify otherwise in any prospectus supplement, we currently intend to use the net proceeds from the sale of securities offered by this prospectus for capital expenditures, repayment of indebtedness, working capital, to make vessel acquisitions and for general corporate purposes.

7

RATIO OF EARNINGS TO FIXED CHARGES AND

TO FIXED CHARGES AND PREFERENCE DIVIDENDS

The following table sets forth our ratio of earnings to (a) fixed charges and (b) fixed charges and preference dividends for the periods presented:

	Six Months Ended June 30, 2013	Year Ended December 31,
		2012	2011		2010		2009	2008
Ratio of earnings to fixed charges(1)	5.6	2.4	—	(2)	—	(2)	2.6	—	(2)
Ratio of earnings to fixed charges and preference dividends(1)	3.8	1.7	—	(2)	—	(2)	2.6	—	(2)
Dollar amount (in thousands) of deficiency in earnings to fixed charges	—	—	94,380		120,707		—	261,229
Dollar amount (in thousands) of deficiency in earnings to fixed charges and preference dividends	—	—	117,558		121,484		—	261,229

(1)	For purposes of calculating the ratios of consolidated earnings to fixed charges and to fixed charges and preference dividends:

•

“earnings” consist of pre-tax income from continuing operations prepared under U.S. GAAP (which includes non-cash unrealized gains and losses on derivative financial instruments) plus fixed charges, net of capitalized interest and capitalized amortization of deferred financing fees;

•	“fixed charges” represent interest incurred (whether expensed or capitalized) and amortization of deferred financing costs (whether expensed or capitalized) and accretion of discount; and

•

“preference dividends” refers to the amount of pre-tax earnings that is required to pay the cash dividends on outstanding preference securities and is computed as the amount of (a) the dividend divided by (b) the result of 1 minus the effective income tax rate applicable to continuing operations.

The ratios of earnings to fixed charges and to fixed charges and preference dividends are ratios that we are required to present in this prospectus and have been calculated in accordance with Commission rules and regulations. These ratios have no application to our credit and lease facilities and preferred shares and we believe they are not ratios generally used by investors to evaluate our overall operating performance.

(2)	The ratio of earnings to fixed charges or to fixed charges and preference dividends for this period was less than 1.0X.

8

DESCRIPTION OF SECURITIES

We may offer common shares, preferred shares, convertible preferred shares, debt securities or convertible debt securities. We will set forth in an accompanying prospectus supplement a description of the common shares, preferred shares, convertible preferred shares, debt securities or convertible debt securities that may be offered under this prospectus. The terms of the offering of securities, including the public offering price and any net proceeds to us, will be contained in the accompanying prospectus supplement and other offering material relating to such offering.

9

SELLING SECURITYHOLDERS

Information about selling securityholders, where applicable, will be set forth in a prospectus supplement, in an amendment to the registration statement of which this prospectus is a part, or in filings we make with the Commission under the Exchange Act that are incorporated by reference.

10

PLAN OF DISTRIBUTION

We or any selling securityholder may sell our common shares, preferred shares, convertible preferred shares, debt securities and convertible debt securities from time to time on a continuous or delayed basis (a) to or through underwriters or dealers, (b) through agents, (c) directly to one or more purchasers or other persons or entities, (d) through a combination of these methods or (e) through other means. We will identify the specific plan of distribution, including any underwriters, dealers, agents or other purchasers, persons or entities and any applicable compensation, in a prospectus supplement or other appropriate filing.

11

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

We estimate the expenses in connection with the issuance and distribution of our common shares in this offering, other than underwriting discounts and commissions, as follows:

Commission Registration Fee	$	*
Printing Expenses		**
Legal Fees and Expenses		**
Accountants’ Fees and Expenses		**
NYSE Listing Fee		**
FINRA Filing Fee		**
Blue Sky Fees and Expenses		**
Transfer Agent’s Fees and Expenses		**
Miscellaneous Costs		**

Total	$	**

*	In accordance with Rules 456(b) and 457(r) of the Securities Act, we are deferring payment of the registration fee for the securities offered.
**	To be provided by a prospectus supplement or as an exhibit to a filing with the Commission pursuant to the Exchange Act that is incorporated by reference into this prospectus.

12

LEGAL MATTERS

Unless otherwise stated in any applicable prospectus supplement, the validity of the equity securities and certain other legal matters with respect to the laws of the Republic of The Marshall Islands will be passed upon for us by our counsel to Marshall Islands law, Dennis J. Reeder, Reeder & Simpson, P.C. Unless otherwise stated in any applicable prospectus supplement, the legality of the debt securities and certain other legal matters will be passed upon for us by Perkins Coie LLP. As appropriate, legal counsel representing any underwriters, dealers or agents will be named in the applicable prospectus supplement and may opine to certain legal matters.

EXPERTS

The consolidated financial statements of Seaspan Corporation as of December 31, 2012 and 2011 and for each of the three years in the three-year period ended December 31, 2012, and management’s assessment of the effectiveness of internal control over financing reporting as of December 31, 2012, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, which reports are also incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a Marshall Islands corporation, and our principal executive offices are located outside of the United States in Hong Kong. A majority of our directors and officers and some of the experts named in this prospectus reside outside of the United States. In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against us or those persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws.

In addition, the courts of the Marshall Islands or Hong Kong may not (1) enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws or (2) recognize or enforce against us or any of our officers, directors or experts judgments of courts of the United States predicated on U.S. federal or state securities laws. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

13

3,500,000 Shares

Seaspan Corporation

Class A Common Shares

PROSPECTUS SUPPLEMENT

November 20, 2013

Joint Book-Running Managers

Citigroup    BofA Merrill Lynch

Credit Suisse	Deutsche Bank Securities	J.P. Morgan	Jefferies

Co-Manager

Clarkson Capital Markets